Dreyfus Variable Investment Fund, Appreciation Portfolio

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



Dreyfus Variable Investment Fund,
Appreciation Portfolio

The Portfolio

LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Variable Investment Fund, Appreciation Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Fayez Sarofim, of Fayez Sarofim & Co., the portfolio's sub-investment adviser.

Despite headwinds caused by economic and geopolitical uncertainty early in the year, stocks generally bounced back in 2003, with many stock market indexes generating their first full calendar year of gains since 1999. The combination of historically low interest rates, lower federal income tax rates, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel stock prices higher.

While stocks in general may no longer be priced as attractively as they were at the start of the year, we believe that market fundamentals remain favorable based on recent forecasts of continued economic growth. However, our optimism is tempered by the understanding that some companies, industries and market sectors always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

How did Dreyfus Variable Investment Fund, Appreciation Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the portfolio's Initial shares produced a total return of 21.17%, and its Service shares produced a total return of 20.83%.[1] For the same period, the total return of the portfolio's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), was 28.67%.[2]

After three years of declines, the U.S. stock market began to rally during 2003 as investors looked forward to a stronger economy. However, the rally was led by smaller, more speculative stocks, and the high-quality, blue-chip stocks in which the portfolio invests lagged during the reporting period. As a result, the portfolio's returns under-performed its benchmark.

What is the portfolio's investment approach?

The portfolio invests primarily in large, well-established multinational growth companies that have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable above-average earnings growth. We focus on purchasing reasonably priced growth stocks of fundamentally sound companies in economic sectors that we believe will expand over the next three to five years or longer.

At the same time, we manage the portfolio with long-term investors in mind. Our investment approach is based on targeting long-term growth rather than short-term profit.

What other factors influenced the portfolio's performance?

When 2003 began, persistent economic weakness, corporate scandals, rising geopolitical tensions and lackluster corporate earnings had taken their toll on stock prices. Despite the ongoing efforts of the Federal Reserve Board to stimulate renewed growth, the U.S. economy failed to gain momentum through the first quarter of 2003, and stocks continued to languish.

However, a veil of uncertainty was lifted from the U.S. economy when the allied coalition entered Iraq in late March, and investors became more optimistic about business conditions. As their appetite for risk increased, investors turned their attention to lower-quality companies, many with no earnings that had performed particularly poorly during the three-year bear market. Among higher-quality stocks, investors generally favored those with economically sensitive businesses, such as companies in the technology and basic materials sectors.

In this changing market environment, blue-chip companies with consistent and predictable earnings growth fell out of favor. For example, while technology holdings Intel and International Business Machines gained value, smaller technology stocks rose even more strongly. The portfolio did not benefit fully in the technology sector's strength during 2003 because the portfolio did not own any smaller technology companies and maintained relatively light exposure to the technology sector overall. Similarly, some of the portfolio's financial services holdings such as Citigroup and J.P. Morgan Chase & Co. performed well when the financial markets began to recover, but other financial services holdings detracted from performance. Most notably, government-sponsored enterprise Freddie Mac suffered after the discovery of accounting and management irregularities.

In addition, consumer staples stocks, which represented the portfolio's greatest area of concentration and had performed relatively strongly during the bear market, lagged the overall market during the reporting period as investors turned their attention to other, more growth-oriented areas. The portfolio encountered more disappointing results among large pharmaceutical companies in the health care sector, which were hurt by concerns regarding potential government regulation and price controls, imports of lower-cost drugs from Canada and a slowdown in prescription writing. We believe that these concerns are likely to be temporary, and we have maintained our positions in drug companies that, in our view, should benefit from long-term demographic trends.

The portfolio's performance received positive contributions from a number of its holdings. In addition to Intel, the portfolio enjoyed

4

above-average returns from food and tobacco giant Altria Group, which benefited from an easing of litigation concerns, and General Electric, which owns a number of cyclical businesses expected to do well in a stronger economy. However, the greatest positive contributor to the portfolio's relative performance was its continued reduction of holdings in the telecommunications services sector, where competitive pressures hurt the stocks of the local telephone companies. The portfolio's holdings of Verizon Communications, BellSouth and SBC Communications were sold by year-end because we believe that their long-term fundamentals have deteriorated.

What is the portfolio's current strategy?

We have maintained our focus on well-established companies with records of steady and consistent growth. In our view, blue-chip companies with dominant market positions and strong balance sheets are likely to reward investors over the long term.

Historically, lower-quality stocks typically have led the market during the early stages of economic recoveries, and higher-quality stocks have tended to do better later in the economic cycle. Therefore, we believe that the portfolio remains well-positioned for the long term.

January 15, 2004

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Appreciation Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Appreciation Portfolio Initial shares and Service shares and the Standard and Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/03*

	1 Year	5 Years	10 Years
Initial shares	21.17%	0.27%	11.31%
Service shares	20.83%	0.10%	11.21%

The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Appreciation Portfolio on 12/31/93 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from December 31, 1993, through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

STATEMENT OF INVESTMENTS

December 31, 2003

Common Stocks—98.8%	Shares	Value ($)
Apparel—1.0%		
Christian Dior	75,000	4,531,991
Polo Ralph Lauren	150,000	4,320,000
		8,851,991
Banking—7.5%		
Bank of America	150,108	12,073,186
Federal Home Loan Mortgage	225,000	13,122,000
Federal National Mortgage Association	340,000	25,520,400
Sun Trust Banks	245,000	17,517,500
		68,233,086
Capital Goods—5.1%		
Emerson Electric	170,000	11,007,500
General Electric	1,150,000	35,627,000
		46,634,500
Diversified Financials—7.9%		
American Express	350,000	16,880,500
Citigroup	620,124	30,100,819
JP Morgan Chase & Co.	465,000	17,079,450
Merrill Lynch	140,000	8,211,000
		72,271,769
Energy—11.4%		
BP, ADR	470,000	23,194,500
Chevron Texaco	220,000	19,005,800
Exxon Mobil	1,235,664	50,662,224
Royal Dutch Petroleum, ADR	212,000	11,106,680
		103,969,204
Food, Beverage & Tobacco—16.5%		
Altria Group	955,000	51,971,100
Anheuser-Busch Cos.	270,000	14,223,600
Coca-Cola	685,000	34,763,750
Kraft Foods	275,000	8,860,500
Nestle, ADR	300,000	18,735,000
PepsiCo	470,000	21,911,400
		150,465,350

Common Stocks (continued)	Shares	Value ($)
Food & Staples Retailing—5.7%		
Wal-Mart Stores	520,000	27,586,000
Walgreen	670,000	24,374,600
		51,960,600
HealthCare—15.1%		
Abbott Laboratories	365,000	17,009,000
Eli Lilly & Co.	270,000	18,989,100
Johnson & Johnson	625,000	32,287,500
Medco Health Solution	48,240 [a]	1,639,678
Merck & Co.	400,000	18,480,000
Pfizer	1,300,000	45,929,000
Roche Holding, ADR	33,000	3,319,156
		137,653,434
Hotels, Restaurants & Leisure—1.0%		
McDonald's	350,000	**8,690,500**
Household & Personal Products—5.3%		
Colgate-Palmolive	180,000	9,009,000
Estee Lauder Cos, Cl. A	150,000	5,889,000
Procter & Gamble	335,000	33,459,800
		48,357,800
Insurance—5.8%		
American International Group	209,220	13,867,102
Berkshire Hathaway, Cl. A	220 [a]	18,535,000
Marsh & McLennan Cos.	430,000	20,592,700
		52,994,802
Media—3.9%		
Fox Entertainment Group, Cl. A	140,000 [a]	4,081,000
McGraw-Hill Cos.	275,000	19,228,000
News Corp, ADR	5,000 [b]	180,500
Time Warner	275,000 [a]	4,947,250
Viacom, Cl. B	155,000	6,878,900
		35,315,650
Retailing—1.1%		
Target	270,000	**10,368,000**

Common Stocks (continued)	Shares	Value ($)
Semiconductors & Semiconductor Equipment−5.4%		
Intel	1,510,000	**48,622,000**
Software & Services−2.8%		
Microsoft	925,000	**25,474,500**
Technology Hardware & Equipment−2.1%		
International Business Machines	209,000	**19,370,120**
Transportation−1.2%		
United Parcel Service, Cl.B	140,700	**10,489,185**
Total Common Stocks		
(cost $759,340,220)		**899,722,491**
Preferred Stocks−1.1%		
Automobiles & Components−.5%		
Ford Motor Capital Trust II, Conv., 6.50%	80,000	**4,468,000**
Media−.6%		
News, ADS, Cum., $.4428	175,000	**5,293,750**
Total Preferred Stocks		
(cost $8,235,456)		**9,761,750**
Other Investments−.0%		
Registered Investment Companies:		
Dreyfus Institutional Cash Advantage Fund	51,666 c	51,666
Dreyfus Institutional Cash Advantage Plus Fund	51,667 c	51,667
Dreyfus Institutional Preferred Plus Money Market Fund	51,667 c	51,667
Total Other Investments		
(cost $155,000)		**155,000**

Investment of Cash Collateral for Securities Loaned—.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $185,000)	185,000	**185,000**
Total Investments (cost $767,915,676)	**99.9%**	**909,824,241**
Cash and Receivables (Net)	**.1%**	**615,940**
Net Assets	**100.0%**	**910,440,181**

[a] *Non-income producing.*

[b] *All of this security is on loan. At December 31, 2003, the market value of the portfolio's security on loan is $180,500 and the total market value of the collateral held by the portfolio is $185,000.*

[c] *Investments in affiliated money market mutual funds—see Note 3(d).*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan valued at $180,500)–Note 1(c)	767,915,676	909,824,241
Cash		261,695
Dividends and interest receivable		1,542,984
Receivable for shares of Beneficial Interest subscribed		136,244
Prepaid expenses		45,197
		911,810,361
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		351,264
Due to Fayez Sarofim & Co.		244,386
Payable for shares of Beneficial Interest redeemed		514,203
Liability for securities on loan–Note 1(c)		185,000
Accrued expenses		75,327
		1,370,180
Net Assets ($)		**910,440,181**
Composition of Net Assets ($):		
Paid-in capital		819,318,722
Accumulated undistributed investment income–net		219,381
Accumulated net realized gain (loss) on investments		(51,007,205)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		141,909,283
Net Assets ($)		**910,440,181**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	821,319,384	89,120,797
Shares Outstanding	23,862,026	2,597,196
Net Asset Value Per Share ($)	**34.42**	**34.31**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Investment Income ($):	
Income:	
Cash dividends (net of $201,996 foreign taxes withheld at source)	18,229,442
Interest	24,589
Income from securities lending	7,814
Total Income	**18,261,845**
Expenses:	
Investment advisory fee–Note 3(a)	3,546,833
Sub-investment advisory fee–Note 3(a)	2,646,833
Distribution fees–Note 3(b)	182,188
Prospectus and shareholders' reports	164,152
Trustees' fees and expenses–Note 3(c)	71,264
Custodian fees–Note 3(b)	62,396
Professional fees	61,698
Shareholder servicing costs–Note 3(b)	55,111
Loan commitment fees–Note 2	8,809
Interest expense–Note 2	5,043
Registration fees	3,066
Miscellaneous	12,790
Total Expenses	**6,820,183**
Investment Income–Net	**11,441,662**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(14,655,861)
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	164,515,474
Net Realized and Unrealized Gain (Loss) on Investments	**149,859,613**
Net Increase in Net Assets Resulting from Operations	**161,301,275**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2003	2002
Operations ($):		
Investment income–net	11,441,662	9,681,414
Net realized gain (loss) on investments	(14,655,861)	(27,979,711)
Net unrealized appreciation (depreciation) on investments	164,515,474	(151,359,434)
Net Increase (Decrease) in Net Assets Resulting from Operations	**161,301,275**	**(169,657,731)**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(10,470,353)	(8,946,481)
Service shares	(952,535)	(621,059)
Total Dividends	**(11,422,888)**	**(9,567,540)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	115,536,630	427,717,878
Service shares	24,248,136	43,495,934
Dividends reinvested:		
Initial shares	10,470,353	8,946,481
Service shares	952,535	621,059
Cost of shares redeemed:		
Initial shares	(163,523,003)	(443,174,541)
Service shares	(10,401,232)	(8,270,390)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(22,716,581)**	**29,336,421**
Total Increase (Decrease) in Net Assets	**127,161,806**	**(149,888,850)**
Net Assets ($):		
Beginning of Period	783,278,375	933,167,225
End of Period	**910,440,181**	**783,278,375**
Undistributed investment income–net	219,381	171,134

| | Year Ended December 31, | |
	2003	2002
Capital Share Transactions:		
Initial Shares		
Shares sold	3,772,306	12,639,241
Shares issued for dividends reinvested	310,231	305,917
Shares redeemed	(5,327,254)	(13,500,595)
Net Increase (Decrease) in Shares Outstanding	**(1,244,717)**	**(555,437)**
Service Shares		
Shares sold	797,930	1,344,961
Shares issued for dividends reinvested	28,309	21,304
Shares redeemed	(338,806)	(277,641)
Net Increase (Decrease) in Shares Outstanding	**487,433**	**1,088,624**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2003	2002	2001	2000	1999
Per Share Data ($):					
Net asset value, beginning of period	28.79	34.98	38.91	39.87	36.11
Investment Operations:					
Investment income–net[a]	.43	.36	.30	.27	.25
Net realized and unrealized gain (loss) on investments	5.64	(6.19)	(3.93)	(.52)	3.88
Total from Investment Operations	6.07	(5.83)	(3.63)	(.25)	4.13
Distributions:					
Dividends from investment income–net	(.44)	(.36)	(.30)	(.26)	(.22)
Dividends from net realized gain on investments	–	–	–	(.45)	(.01)
Dividends in excess of net realized gain on investments	–	–	–	–	(.14)
Total Distributions	(.44)	(.36)	(.30)	(.71)	(.37)
Net asset value, end of period	34.42	28.79	34.98	38.91	39.87
Total Return (%)	21.17	(16.71)	(9.31)	(.65)	11.46
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.80	.78	.78	.78	.78
Ratio of net investment income to average net assets	1.41	1.10	.84	.67	.64
Portfolio Turnover Rate	4.60	6.61	4.19	6.15	3.87
Net Assets, end of period ($ x 1,000)	821,319	722,706	897,535	1,009,713	1,027,797

[a] Based on average shares outstanding at each month end.

See notes to financial statements.

	Year Ended December 31,			
Service Shares	2003	2002	2001	2000[a]
Per Share Data ($):				
Net asset value, beginning of period	28.71	34.89	38.91	38.91
Investment Operations:				
Investment income−net	.36[b]	.29[b]	.18[b]	−
Net realized and unrealized gain (loss) on investments	5.61	(6.17)	(3.94)	−
Total from Investment Operations	5.97	(5.88)	(3.76)	−
Distributions:				
Dividends from investment income−net	(.37)	(.30)	(.26)	−
Net asset value, end of period	34.31	28.71	34.89	38.91
Total Return (%)	20.83	(16.89)	(9.63)	−
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	1.05	1.02	1.10	−
Ratio of net investment income to average net assets	1.16	.91	.53	−
Portfolio Turnover Rate	4.60	6.61	4.19	6.15
Net Assets, end of period ($ x 1,000)	89,121	60,572	35,632	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Appreciation Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation. Fayez Sarofim & Co. ("Sarofim") serves as the portfolio's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio receives net earnings credits based on available cash balances left on deposit.

The portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus as shown in the portfolio's Statement of Investments. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $219,381, accumulated capital losses $50,294,853 and unrealized appreciation $141,909,269. In addition, the fund had $712,338 of capital losses realized after October 31, 2003, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $6,595,648 of the carryover expires in fiscal 2009, $23,015,684 expires in fiscal 2010 and $20,683,521 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002, respectively, were as follows: ordinary income $11,422,888 and $9,567,540.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the fund increased accumulated undistributed investment income-net by $29,473, and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio at rates based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding during the period ended December 31, 2003 was approximately $332,900, with a related weighted average annualized interest rate of 1.49%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is based on the value of the portfolio's average daily net assets and is computed at the following annual rates: .55 of 1% of the first $150 million; .50 of 1% of the next $150 million; and .375 of 1% over $300 million. The fee is payable monthly. Pursuant to a Sub-Investment Advisory Agreement with Sarofim, the sub-investment advisory fee is based upon the value of the portfolio's average daily net assets and is computed at the following annual rates: .20 of 1% of the first $150 million; .25 of 1% of the next $150 million; and .375 of 1% over $300 million. The fee is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $182,188 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $977 pursuant to the transfer agency agreement.

The portfolio compensates Mellon under a custody agreement to provide custodial services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $62,396 pursuant to the custody agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio invests its available cash in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees are not charged to these money market mutual funds. During the period ended December 31, 2003, the portfolio derived $29,857 in income from these investments, which is included in dividend income in the portfolio's Statement of Operations.

(e) During the period ended December 31, 2003, the portfolio incurred total brokerage commissions of $137,199 of which $1,200 was paid to Harborside Plus Inc., a wholly-owned subsidiary of Mellon Financial Corporation.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2003, amounted to $37,638,620 and $51,481,118, respectively.

At December 31, 2003, the cost of investments for federal income tax purposes was $767,915,690; accordingly, accumulated net unrealized appreciation on investments was $141,908,551, consisting of $170,421,245 gross unrealized appreciation and $28,512,694 gross unrealized depreciation.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Appreciation Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Appreciation Portfolio, (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Appreciation Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 6, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2003 as qualifying for the corporate dividends received deduction.

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

David P. Feldman (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

James F. Henry (73)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Rosalind Gersten Jacobs (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (77)
Board Member (1990)

Principal Occupation During Past 5 Years:

- President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:

- Pfizer, Inc., a pharmaceutical company, Director-Emeritus
- Atom Pharm, Director
- Lazard Freres Company, LLC, Senior Advisor

No. of Portfolios for which Board Member Serves: 22

Dr. Martin Peretz (64)
Board Member (1990)

Principal Occupation During Past 5 Years:

- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University
- Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:

- Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
- Digital Learning Group, LLC, an online publisher of college textbooks, Director
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

Bert W. Wasserman (71)
Board Member (1993)

Principal Occupation During Past 5 Years:

- Financial Consultant

Other Board Memberships and Affiliations:

- Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member

Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 95 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 58 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of Dreyfus, and an officer of 95 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 50 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 57 years old and has been an employee of Dreyfus since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 93 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 43 years old and has been an employee of Dreyfus since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 58 portfolios) managed by Dreyfus. He is 51 years old and has been an employee of Dreyfus since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 54 years old and has been an employee of Dreyfus since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 25 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 18 investment companies (comprised of 73 portfolios) managed by Dreyfus. He is 35 years old and has been an employee of Dreyfus since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 37 investment companies (comprised of 79 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 25 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 49 years old and has been an employee of Dreyfus since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

For More Information

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Variable Investment Fund, Appreciation Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 112AR1203

Dreyfus Variable Investment Fund, Balanced Portfolio

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



Dreyfus Variable Investment Fund, Balanced Portfolio

The Portfolio

LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Variable Investment Fund, Balanced Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with Douglas D. Ramos, CFA, who manages the equity component of the portfolio, and Gerald E. Thunelius, Director of the Dreyfus Taxable Fixed Income Team that manages the fixed-income component of the portfolio.

Despite headwinds caused by economic and geopolitical uncertainty early in the year, both stocks and bonds generally gained ground in 2003. In fact, many stock market indexes generated their first full calendar year of gains since 1999. The combination of historically low interest rates, lower federal income tax rates, progress in the war on terrorism and above-trend economic growth helped propel prices of many stocks and corporate bonds higher, while the more interest-rate-sensitive areas of the bond market generally produced more modest total returns.

Based on recent forecasts of continued economic growth, we believe that market fundamentals remain favorable for stocks and certain areas of the bond market. However, our optimism is tempered by the understanding that some issuers and market sectors always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF PERFORMANCE

Douglas D. Ramos, CFA, Portfolio Manager
Gerald E. Thunelius, Director, Dreyfus Taxable Fixed Income Team

How did Dreyfus Variable Investment Fund, Balanced Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the portfolio's total returns were 18.14% for its Initial shares and 18.02% for its Service shares.[1] In comparison, the portfolio's new benchmark, a hybrid index composed of 60% Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") and 40% Lehman Brothers Aggregate Bond Index (the "Lehman Aggregate Index"), achieved a total return of 18.84% for the reporting period.[2] The portfolio's former benchmark, also a hybrid index composed of 60% Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") and 40% Lehman Brothers Intermediate Government/Credit Bond Index (the "Lehman Int. Gov't/Credit Bond Index"), provided a total return of 18.92% for the reporting period.[3] Separately, the S&P 500, the Lehman Aggregate Index and the Lehman Int. Gov't/Credit Index achieved total returns of 28.67%, 4.10% and 4.31%, respectively, for the reporting period.

We attribute these results primarily to strengthening U.S. economic growth, which bolstered stock prices and led to improved financial condition for many bond issuers. While both stocks and bonds delivered positive returns during the reporting period, stocks substantially outperformed bonds. As a result, the portfolio's overweighted position in stocks largely compensated for individual security selections that produced slightly weaker results compared to the portfolio's benchmark.

What is the portfolio's investment approach?

The portfolio seeks long-term capital growth and current income. To pursue this goal, the portfolio invests in a diversified mix of stocks and bonds of both U.S. and foreign issuers. The portfolio's normal asset allocation is approximately 60% stocks and 40% bonds. However, the portfolio is permitted to invest up to 75% and as little as 40%, of its assets in stocks and up to 60%, and as little as 25%, of its assets in bonds.

The portfolio's stock investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings or shortly thereafter.

In allocating assets between stocks and bonds, the portfolio managers assess the relative return and risks of each asset class, analyzing several factors, including interest-rate-adjusted price/earnings ratios, the valuation and volatility levels of stocks relative to bonds, and other economic factors, such as interest rates.

What other factors influenced the portfolio's performance?

Improving U.S. economic fundamentals led us to maintain an overweighted position in stocks and an underweighted position in bonds throughout the reporting period. This strategy bolstered the portfolio's performance beginning in mid-March 2003, when stocks began to rally sharply. For the reporting period as a whole, stocks delivered substantially stronger performance than bonds, contributing positively to the portfolio's returns.

Among stocks, the portfolio's top performers were concentrated in the areas of technology (e.g., Intel and Cisco Systems), financials (Citigroup and FleetBoston Financial) and consumer discretionary (Best Buy and Carnival). While the portfolio's individual stock selections performed relatively well in the financial and consumer areas, its technology selections appreciated more modestly than the benchmark. We attribute this slight relative weakness in technology to disproportionate gains among many of the market's more volatile and speculative technology issues, which our disciplined investment process tended to avoid. Returns relative to the benchmark also were hindered by our emphasis on energy stocks, a strategy that did not prove effective until the final months of the reporting period, and company-specific disappointments among a handful of individual holdings in the energy and health care areas.

Among bonds, we generally invested in the market's various sectors in proportions that are similar to their representation in the Lehman Aggregate Index. This enabled the portfolio to participate in the strong rally enjoyed by corporate bonds during the reporting period as investors grew more comfortable assuming credit risks in an improving economy. At the same time, we set the bond portfolio's average duration — a measure of sensitivity to changing interest rates — in a range we consider neutral relative to the Index. Compared to funds with longer average durations, this strategy helped the portfolio avoid the full brunt of the volatility affecting interest-rate-sensitive securities during July, when U.S. Treasury securities suffered one of the worst one-month declines in their history.

What is the portfolio's current strategy?

In light of the ongoing economic recovery, we have continued to emphasize stocks over bonds. Among stocks, we have emphasized issues we believe are poised to benefit at this point in the economic cycle, particularly among technology, industrial and materials and processing stocks. The portfolio holds relatively few stocks in the traditionally defensive areas of consumer staples and health care. We have also reduced the portfolio's consumer discretionary exposure in response to rising consumer debt and declining borrowing power.

On the fixed-income side, we have continued to maintain a generally index-neutral approach, which is designed to manage risks effectively while providing participation in the bond market's returns. We believe this strategy is prudent as the bond market continues to adjust to a stronger economic environment.

January 15, 2004

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Balanced Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers Aggregate Bond Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

[3] *SOURCE: LIPPER, INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers Intermediate Government/Credit Bond Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years.*

PORTFOLIO PERFORMANCE



Legend:
- Dreyfus Variable Investment Fund, Balanced Portfolio (Initial shares)
- Dreyfus Variable Investment Fund, Balanced Portfolio (Service shares)
- Standard & Poor's 500 Composite Stock Price Index†
- Lehman Brothers U.S. Aggregate Index†
- Lehman Brothers Intermediate Government/Credit Bond Index†
- New Hybrid Index†
- Former Hybrid Index†

Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Balanced Portfolio Initial shares and Service shares with the Standard & Poor's 500 Composite Stock Price Index, the Lehman Brothers U.S. Aggregate Index, the Lehman Brothers Intermediate Government/Credit Bond Index, the New Hybrid Index and the Former Hybrid Index

Average Annual Total Returns *as of 12/31/03*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**5/1/97**	**18.14%**	**(0.98)%**	**4.95%**
Service shares	**5/1/97**	**18.02%**	**(1.07)%**	**4.87%**

The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Balanced Portfolio on 5/1/97 (inception date of Initial shares) to a $10,000 investment made in each of the

Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), the Lehman Brothers U.S. Aggregate Index (the "Lehman Aggregate Index"), the Lehman Brothers Intermediate Government/Credit Bond Index (the "Lehman Gov't/Credit Bond Index"), a hybrid index composed of 60% S&P 500 Index and 40% Lehman Aggregate Index (the "New Hybrid Index") and a hybrid index composed of 60% S&P 500 Index and 40% Lehman Gov't/Credit Bond Index (the "Former Hybrid Index"). Both hybrid indices are calculated on a year-to-year basis. On February 28, 2003, the portfolio's benchmark was changed to the Lehman Aggregate Index from the Lehman Gov't/Credit Bond Index because the Lehman Aggregate Index is a broader-based index than the Lehman Gov't/Credit Bond Index and includes mortgage-backed and asset-backed securities. For comparative purposes, the value of both indices on 4/30/97 is used as the beginning value on 5/1/97.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. The Lehman Gov't/Credit Bond Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years. The indices do not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

STATEMENT OF INVESTMENTS

December 31, 2003

Common Stocks–69.8%	Shares	Value ($)
Consumer Discretionary–6.9%		
Carnival	10,500	417,165
Comcast, Cl. A	11,537 [a]	379,221
General Motors	5,000	267,000
Hilton Hotels	12,000	205,560
Home Depot	15,700	557,193
Johnson Controls	4,000	464,480
Lamar Advertising	10,000 [a]	373,200
Liberty Media, Cl. A	26,000 [a]	309,140
McDonald's	22,000	546,260
Staples	10,000 [a]	273,000
TJX Cos.	16,000	352,800
Target	9,300	357,120
Time Warner	23,500 [a]	422,765
Toyota Motor	5,000	343,750
Viacom, Cl. B	16,000	710,080
Walt Disney	12,000	279,960
		6,258,694
Consumer Staples–5.3%		
Altria Group	20,000	1,088,400
Coca-Cola	13,200	669,900
Kraft Foods, Cl. A	9,000	289,980
PepsiCo	13,300	620,046
Procter & Gamble	11,600	1,158,608
Wal-Mart Stores	19,200	1,018,560
		4,845,494
Energy–4.4%		
ChevronTexaco	7000	604,730
Devon Energy	6,178	353,752
Exxon Mobil	35,400	1,451,400
Schlumberger	12,000	656,640
XTO Energy	31,166	881,998
		3,948,520
Financials–14.2%		
American Express	11,000	530,530
American International Group	18,200	1,206,296
Bank of America	9,900	796,257
Bank of New York	16,300	539,856

Common Stocks (continued)	Shares	Value ($)
Financials (continued)		
Bank One	8,000	364,720
CIT Group	13,000	467,350
Capital One Financial	8,000	490,320
Citigroup	32,900	1,596,966
Countrywide Financial	4,000	303,400
Fannie Mae	11,200	840,672
Fidelity National Financial	12,000	465,360
FleetBoston Financial	10,000	436,500
Freddie Mac	6,000	349,920
Goldman Sachs Group	5,700	562,761
J.P. Morgan Chase & Co.	11,700	429,741
MBNA	15,150	376,478
Marsh & McLennan Cos.	8,000	383,120
Merrill Lynch & Co.	8,000	469,200
Morgan Stanley	9,000	520,830
National City	6,000	203,640
Travelers Property Casualty, Cl. A	16,767	281,350
U.S. Bancorp	18,000	528,425
Wells Fargo & Co.	12,400	730,236
		12,873,928
Health Care—7.7%		
Abbott Laboratories	6,500	302,900
Amgen	5,600 [a]	346,080
Bard (C.R.)	3,000	243,750
Becton, Dickinson & Co.	7,000	287,980
Bristol-Myers Squibb	10,500	300,300
Johnson & Johnson	11,100	573,426
Lilly(Eli) & Co.	7,000	492,310
Medtronic	8,000	388,880
Merck & Co.	11,200	517,440
Novartis, ADR	7,000	321,230
Pfizer	58,300	2,059,739
St. Jude Medical	6,000 [a]	368,100
Watson Pharmaceuticals	6,000 [a]	276,000
Wyeth	13,000	551,850
		7,029,985

Common Stocks (continued)	Shares	Value ($)
Industrials—9.3%		
CSX	10,000	359,400
Caterpillar	7,000	581,140
Danaher	6,000	550,500
Deere & Co.	7,000	455,350
Emerson Electric	6,000	388,500
General Electric	58,800	1,821,624
Honeywell International	9,000	300,870
Illinois Tool Works	5,000	419,550
Ingersoll–Rand, Cl. A	11,000	746,680
PACCAR	3,000	255,360
Rockwell Collins	7,000	210,210
Ryanair Holdings	9,000 [a]	455,760
3M	4,400	374,132
Tyco International	14,000	371,000
United Parcel Service	5,000	372,750
United Technologies	3,800	360,126
Waste Management	12,000	355,200
		8,378,152
Information Technology—14.4%		
Accenture, Cl. A	14,000 [a]	368,480
Altera	11,000 [a]	249,700
Applied Materials	15,000 [a]	336,750
Cisco Systems	43,400 [a]	1,054,186
Computer Associates International	14,000	382,760
Computer Sciences	10,000 [a]	442,300
Dell Computer	20,100 [a]	682,596
EMC	32,000 [a]	413,440
First Data	11,000	451,990
Hewlett-Packard	12,727 [a]	292,339
Intel	49,600	1,597,120
International Business Machines	12,700	1,177,036
Jabil Circuit	16,000 [a]	452,800
Microsoft	80,600	2,219,724
Motorola	24,000	337,680
Nokia, ADR	15,000	255,000

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Novellus Systems	8,000 [a]	336,400
Oracle	41,500 [a]	547,800
QUALCOMM	4,000	215,720
SAP, ADR	5,000	207,800
Taiwan Semiconductor Manufacturing	32,700 [a]	334,848
VeriSign	17,000 [a]	277,100
Xilinx	10,000 [a]	387,400
		13,020,969
Materials—3.2%		
Air Products & Chemicals	7,000	369,810
Alcoa	11,100	421,800
duPont(E.I.) deNemours & Co.	5,000	229,450
International Paper	11,000	474,210
PPG Industries	7,000	448,140
Praxair	14,600	557,720
Weyerhaeuser	6,000	384,000
		2,885,130
Telecommunication Services—2.2%		
BellSouth	12,600	356,580
SBC Communications	24,100	628,287
Telefonos de Mexico, Cl. L, ADR	9,000	297,270
Verizon Communications	21,000	736,680
		2,018,817
Utilities—2.2%		
Exelon	6,000	398,160
FPL Group	5,000	327,100
MCI	10,000 [a,b]	235,500
Progress Energy	5,000	226,300
The Southern Company	10,000	302,500
TXU	12,000	284,640
Wisconsin Energy	6,000	200,700
		1,974,900
Total Common Stocks (cost $55,204,407)		**63,234,589**

Bonds and Notes−29.4%	Principal Amount ($)	Value ($)
Aerospace and Defense−.1%		
Boeing Capital,		
Notes, 4.75%, 8/25/2008	93,000	**96,040**
Asset-Backed Certificates−.3%		
MBNA Credit Card Master Note Trust,		
Ser. 2002-C1, Cl. C1, 6.80%, 7/15/2014	233,000	**253,718**
Auto Manufacturing−.2%		
General Motors,		
Notes, 2.41%, 10/20/2005	209,000	**210,680**
Banks−.1%		
Dresdner Funding Trust I,		
Bonds, 8.151%, 6/30/2031	46,000 [c]	**52,663**
Beverages−.1%		
Miller Brewing,		
Notes, 4.25%, 8/15/2008	90,000 [c]	**91,295**
Commercial Mortgage Pass-Through Ctfs.−.4%		
Chase Commercial Mortgage Securities Corp,		
Ser. 2001-245, Cl. A1, 5.974%, 2/12/2016	315,485 [c,d]	**338,089**
Computers−.4%		
Hewlett-Packard,		
Notes, 5.75%, 12/15/2006	198,000	214,502
International Business Machines,		
Notes, 4.75%, 11/29/2012	135,000	135,529
		350,031
Cosmetics/Personal Care−.2%		
Kimberly-Clark,		
Notes, 5%, 8/15/2013	165,000	**168,975**
Diversified Financial Services−.3%		
Ford Motor Credit,		
Notes, 6.5%, 1/25/2007	91,000	97,003
Notes, 5.625%, 10/1/2008	209,000	214,779
		311,782
Electric Utilities−.4%		
Consolidated Edison of New York,		
Debs., 4.875%, 2/1/2013	205,000	206,788
Entergy Arkansas,		
First Mtg., 5.4%, 5/1/2018	85,000 [c]	81,762
Public Service Colorado,		
4.875%, 3/1/2013	101,000 [c]	101,141
		389,691

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Electrical Components & Equipment—.1%		
Emerson Electric, Bonds, 4.50%, 5/1/2013	120,000	**117,357**
Financial Services—.3%		
SLM, Notes, 5%, 10/1/2013	229,000	**227,976**
Insurance—.1%		
MetLife, Sr. Notes, 5.375%, 12/15/2012	110,000	**113,468**
Manufacturing—.3%		
General Electric,		
Notes, 4.25%, 12/1/2010	116,000	115,597
Notes, 5%, 2/1/2013	144,000	145,896
		261,493
Medical Services—.3%		
Unitedhealth Group, Notes, 3.3%, 1/30/2008	250,000	**249,086**
Mining & Metals—.2%		
Alcoa, Notes, 6%, 1/15/2012	137,000	**149,125**
Office/Business Equipment—.3%		
Pitney Bowes, Notes, 4.75%, 5/15/2018	300,000	**286,881**
Pharmaceuticals—.1%		
Lilly(Eli) & Co., Notes, 4.50%, 3/15/2018	65,000	**61,412**
Residential Mortgage Pass-Through Ctfs.—.4%		
Residential Asset Mortgage Products Ser. 2003-RS8, Cl. A4, 4.223%, 10/25/2028	390,000	**388,830**
Structured Index—4.3%		
Morgan Stanley TRACERS:		
Ser. 2002-1, 5.878%, 3/1/2007	2,320,000 c,e	2,496,369
Ser. 2001-1, 7.22%, 9/15/2011	372,000 c,e	426,793
Ser. 2001-1, 7.252%, 9/15/2011	682,000 c,e	782,455
Ser. 2000-1, 6.799%, 6/15/2012	196,000 c,e	219,156
		3,924,773
Telecommunications—.2%		
British Telecommunications, Notes, 8.375%, 12/15/2010	59,000	71,913

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Telecommunications (continued)		
France Telecom,		
Notes, 9%, 3/1/2011	43,000	51,731
Verizon Florida,		
Debs., 6.125%, 1/15/2013	93,000	99,735
		223,379
U.S. Government Agencies/Mortgage-Backed—20.3%		
Federal National Mortgage Association:		
Mortgage Backed:		
6.406%, 1/1/2011	649,951	717,117
6.88%, 2/1/2028	747,445	816,584
6%, 5/25/2033	719,541	744,272
Government National Mortgage Association I:		
Mortgage Backed:		
6%, 3/15/2029	525,928	547,292
6%, 6/15/2029	76,131	79,247
6%, 12/15/2031	486,332	505,936
6%, 1/15/2032	3,275,000	3,403,937
6.5%, 1/15/2032	800,000	843,248
6%, 2/15/2032	623,891	649,234
6%, 3/15/2032	95,016	98,876
6%, 4/15/2032	82,048	85,381
6%, 5/15/2032	86,930	90,461
6%, 12/15/2032	117,952	122,744
5.50%, 4/15/2033	1,044,737	1,063,596
U.S. Treasury Notes:		
3.25%, 5/31/2004	467,000	471,431
7.5%, 2/15/2005	538,000	575,300
3.375%, 11/15/2008	3,054,000	3,079,164
4.25%, 11/15/2013	4,484,000	4,480,457
		18,374,277
Total Bonds and Notes		
(cost $26,523,696)		**26,641,021**

Other Investments—4.4%	Shares	Value ($)
Registered Investment Companies:		
Dreyfus Institutional Cash Advantage Fund	1,337,000 [f]	1,337,000
Dreyfus Institutional Cash Advantage Plus Fund	1,337,000 [f]	1,337,000
Dreyfus Institutional Preferred Plus Money Market Fund	1,337,000 [f]	1,337,000
Total Other Investments		
(cost $4,011,000)		**4,011,000**

Short-Term Investments−.7%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
.99%, 1/15/2004	290,000 [g]	289,907
.92%, 2/12/2004	300,000 [h]	299,724
Total Short-Term Investments (cost $589,564)		**589,631**
Total Investments (cost $86,328,667)	**104.3%**	**94,476,241**
Liabilities, Less Cash and Receivables	**(4.3%)**	**(3,924,727)**
Net Assets	**100.0%**	**90,551,514**

[a] *Non-income producing.*

[b] *Purchased on a forward commitment basis.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2003, these securities amounted to $4,589,723 or 5.1% of net assets.*

[d] *Variable rate security—interest rate subject to periodic change.*

[e] *Security linked to a portfolio of investment grade debt securities.*

[f] *Investments in affiliated money market mutual funds—See Note 3(d).*

[g] *Partially held by a broker in a segregated account as collateral for open financial futures positions.*

[h] *Held by a broker as collateral for open short positions.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2003

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 12/31/2003 ($)
Financial Futures Short				
Euro Dollar	4	982,450	September 2004	(498)
2 year U.S. Treasury Note	19	4,066,891	March 2004	(4,875)
				(5,373)

See notes to financial statements.

STATEMENT OF SECURITIES SOLD SHORT

December 31, 2003

	Shares	Value ($)
Common Stocks		
Kraft Foods (proceeds $248,263)	9,000	**289,980**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2003

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	86,328,667	94,476,241
Dividends and interest receivable		284,013
Receivable from brokers for proceeds on securities sold short		248,263
Receivable for investment securities sold		231,339
Receivable for shares of Beneficial Interest subscribed		39,515
Receivable for futures variation margin–Note 4		90
Prepaid expenses and other assets		7,621
		95,287,082
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		61,861
Cash overdraft due to Custodian		41,998
Payable for investment securities purchased		4,240,027
Securities sold short, at value (proceeds $248,263) –see Statement of Securities Sold Short		289,980
Payable for shares of Beneficial Interest redeemed		49,825
Dividends payable on securities sold short		1,620
Accrued expenses		50,257
		4,735,568
Net Assets ($)		**90,551,514**
Composition of Net Assets ($):		
Paid-in capital		105,966,121
Accumulated undistributed investment income–net		295,843
Accumulated net realized gain (loss) on investments		(23,810,934)
Accumulated net unrealized appreciation (depreciation) on investments [including ($5,373) net unrealized (depreciation) on financial futures]		8,100,484
Net Assets ($)		**90,551,514**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	67,238,938	23,312,576
Shares Outstanding	5,226,125	1,811,921
Net Asset Value Per Share ($)	**12.87**	**12.87**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Investment Income ($):

Income:

Interest	934,951
Cash dividends (net of $1,259 foreign taxes withheld at source)	928,703
Total Income	**1,863,654**
Expenses:	
Investment advisory fee–Note 3(a)	647,937
Distribution fees–Note 3(b)	56,141
Professional fees	46,618
Prospectus and shareholders' reports	31,119
Custodian fees–Note 3(b)	19,177
Trustees' fees and expenses–Note 3(c)	8,167
Shareholder servicing costs–Note 3(b)	5,484
Dividends on securities sold short	4,600
Loan commitment fees–Note 2	918
Miscellaneous	6,334
Total Expenses	**826,495**
Less–waiver of fees due to undertaking–Note 3(a)	(30,462)
Net Expenses	**796,033**
Investment Income–Net	**1,067,621**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments:	
Long transactions	(3,361,478)
Short sale transactions	15,457
Net realized gain (loss) on financial futures	(120,041)
Net Realized Gain (Loss)	**(3,466,062)**
Net unrealized appreciation (depreciation) on investments (including $28,314 net urealized appreciation on financial futures)	16,740,703
Net Realized and Unrealized Gain (Loss) on Investments	**13,274,641**
Net Increase in Net Assets Resulting from Operations	**14,342,262**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2003	2002
Operations ($):		
Investment income−net	1,067,621	1,558,955
Net realized gain (loss) on investments	(3,466,062)	(6,908,383)
Net unrealized appreciation (depreciation) on investments	16,740,703	(12,301,018)
Net Increase (Decrease) in Net Assets Resulting from Operations	**14,342,262**	**(17,650,446)**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(1,131,109)	(1,255,175)
Service shares	(351,942)	(315,892)
Total Dividends	**(1,483,051)**	**(1,571,067)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	2,731,864	1,588,382
Service shares	2,302,244	12,449,678
Dividends reinvested:		
Initial shares	1,131,109	1,255,175
Service shares	351,942	315,892
Cost of shares redeemed:		
Initial shares	(10,978,778)	(18,911,664)
Service shares	(4,750,884)	(2,257,348)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(9,212,503)**	**(5,559,885)**
Total Increase (Decrease) in Net Assets	**3,646,708**	**(24,781,398)**
Net Assets ($):		
Beginning of Period	86,904,806	111,686,204
End of Period	**90,551,514**	**86,904,806**
Undistributed investment income−net	295,843	397,549

| | Year Ended December 31, | |
	2003	2002
Capital Share Transactions:		
Initial Shares		
Shares sold	230,849	130,803
Shares issued for dividends reinvested	96,529	106,943
Shares redeemed	(949,903)	(1,604,864)
Net Increase (Decrease) in Shares Outstanding	**(622,525)**	**(1,367,118)**
Service Shares		
Shares sold	196,799	1,001,066
Shares issued for dividends reinvested	30,207	27,232
Shares redeemed	(403,686)	(194,351)
Net Increase (Decrease) in Shares Outstanding	**(176,680)**	**833,947**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2003	2002	2001[a]	2000	1999
Per Share Data ($):					
Net asset value, beginning of period	11.09	13.34	15.00	16.02	15.94
Investment Operations:					
Investment income—net[b]	.15	.19	.27	.52	.47
Net realized and unrealized gain (loss) on investments	1.84	(2.25)	(1.65)	(.97)	.80
Total from Investment Operations	1.99	(2.06)	(1.38)	(.45)	1.27
Distributions:					
Dividends from investment income—net	(.21)	(.19)	(.28)	(.48)	(.46)
Dividends from net realized gain on investments	–	–	–	(.09)	(.73)
Total Distributions	(.21)	(.19)	(.28)	(.57)	(1.19)
Net asset value, end of period	12.87	11.09	13.34	15.00	16.02
Total Return (%)	18.14	(15.48)	(9.12)	(2.98)	8.13
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.89	.85	.85	.85	.86
Ratio of net investment income to average net assets	1.26	1.58	1.92	3.35	2.94
Portfolio Turnover Rate	363.02[c]	388.26	128.44	111.66	98.61
Net Assets, end of period ($ x 1,000)	67,239	64,865	96,290	105,569	90,130

[a] *As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premium on debt securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.01, increase net realized and unrealized gain (loss) on investments per share by $.01, and decrease the ratio of net investment income to average net assets from 2.02% to 1.92%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *The portfolio turnover rate excluding mortgage dollar roll transactions was 305.71%.*

See notes to financial statements.

Service Shares	Year Ended December 31,			
	2003	2002	2001[a]	2000[b]
Per Share Data ($):				
Net asset value, beginning of period	11.08	13.33	15.00	15.00
Investment Operations:				
Investment income—net	.14[c]	.17[c]	.22[c]	—
Net realized and unrealized gain (loss) on investments	1.84	(2.24)	(1.63)	—
Total from Investment Operations	1.98	(2.07)	(1.41)	—
Distributions:				
Dividends from investment income—net	(.19)	(.18)	(.26)	—
Net asset value, end of period	12.87	11.08	13.33	15.00
Total Return (%)	18.02	(15.63)	(9.31)	—
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	1.00	1.00	1.00	—
Ratio of net investment income to average net assets	1.15	1.45	1.66	—
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.14	.09	.16	—
Portfolio Turnover Rate	363.02[d]	388.26	128.44	111.66
Net Assets, end of period ($ x 1,000)	23,313	22,040	15,396	—[e]

[a] As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premium on debt securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.01, increase net realized and unrealized gain (loss) on investments per share by $.01, and decrease the ratio of net investment income to average net assets from 1.77% to 1.66%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[b] The portfolio commenced offering Service shares on December 31, 2000.

[c] Based on average shares outstanding at each month end.

[d] The portfolio turnover rate excluding mortgage dollar roll transactions was 305.71%.

[e] Amount represents less than $1,000.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Balanced Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. Prior to February 27, 2003, the portfolio's investment objective was to provide investment results that are greater than the total return performance of common stocks and bonds represented by a hybrid index, 60% of which is composed of the common stocks in the Standard & Poor's 500 Composite Stock Price Index and 40% of which is composed of the bonds in the Lehman Brothers Intermediate Government/ Credit Bond Index. Effective February 27, 2003, the portfolio's investment objective is long-term capital growth and current income. To pursue this goal, the portfolio invests in a diversified mix of stocks and bonds. The portfolio's normal asset allocation is approximately 60% stocks and 40% bonds. The Dreyfus Corporation (the "Manager") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Most debt securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Debt securities for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Other securities (including financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded, or at the last sales price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio receives net earnings credits based on available cash balances left on deposit.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid quarterly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $295,843, accumulated capital losses $23,256,133 and unrealized appreciation $7,504,035.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $657,546 of the carryover expires in fiscal 2008, $10,430,864 expires in fiscal 2009, $8,289,370 expires in fiscal 2010 and $3,878,353 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002, were as follows: ordinary income $1,483,051 and $1,571,067, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the portfolio increased accumulated undistributed investment income-net by $313,724, decreased accumulated net realized gain (loss) on investments by $305,369 and decreased paid-in capital by $8,355. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2003, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2003 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2003, the Manager waived receipt of fees of $30,462 pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $56,141 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $62 pursuant to the transfer agency agreement.

The portfolio compensates Mellon under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $19,177 pursuant to the custody agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees are not charged to these money market mutual funds. During the period ended December 31, 2003, the portfolio derived $52,513 in income from these investments, which is included in dividend income in the portfolio's Statement of Operations.

NOTE 4—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales of investment securities and securities sold short, excluding short-term securities and financial futures, during the period ended December 31, 2003, of which $48,445,833 in purchases and $48,564,315 in sales were from dollar roll transactions:

	Purchases ($)	Sales ($)
Long transactions	306,856,278	317,771,252
Short sale transactions	101,676	365,396
Total	**306,957,954**	**318,136,648**

The fund may enter into dollar roll transactions with respect to mortgage-backed securities. In a dollar roll transaction, the fund sells mortgage-backed securities to a financial institution and simultaneously agrees to accept substantially similiar (same type, coupon and maturity) securities at a later date, at an agreed upon price.

The portfolio is engaged in short-selling which obligates the portfolio to replace the security borrowed by purchasing the security at current market value. The portfolio would incur a loss if the price of the security increases between the date of the short sale and the date on which the portfolio replaces the borrowed security. The portfolio would realize a gain if the price of the security declines between those dates. Until the portfolio replaces the borrowed security, the portfolio will maintain daily, a segregated account with a broker or custodian of permissable liquid assets sufficient to cover its short position. Securities sold short at December 31, 2003, and their related market values and proceeds are set forth in the statement of Securities Sold Short.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a custodian or broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2003 are set forth in the Statement of Financial Futures.

At December 31, 2003, the cost of investments for federal income tax purposes was $86,925,116; accordingly, accumulated net unrealized appreciation on investments was $7,551,125, consisting of $10,120,644 gross unrealized appreciation and $2,569,519 gross unrealized depreciation.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Balanced Portfolio

We have audited the accompanying statement of assets and liabilities, including the statements of investments, financial futures and securities sold short, of Dreyfus Variable Investment Fund, Balanced Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Balanced Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 6, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 60.71% of the ordinary dividends paid during the fiscal year ended December 31, 2003 as qualifying for the corporate dividends received deduction.

PROXY RESULTS (Unaudited)

The portfolio held a special meeting of shareholders on February 27, 2003. The proposal considered at the meeting, and the results, are as follows:

	Shares		
	For	Against	Abstained
To change the portfolio's investment objective	7,047,403	131,737	639,822

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size
  companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard
  mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

————————

David P. Feldman (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

————————

James F. Henry (73)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally
  engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

————————

Rosalind Gersten Jacobs (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (77)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center
  (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres Company, LLC, Senior Advisor

No. of Portfolios for which Board Member Serves: 22

——————————

Dr. Martin Peretz (64)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by
  the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

——————————

Bert W. Wasserman (71)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

——————————

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 73 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 37 investment companies (comprised of 79 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

For More Information

**Dreyfus Variable
Investment Fund,
Balanced Portfolio**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies
and procedures that the fund
uses to determine how to
vote proxies relating to
portfolio securities is
available, without charge,
by calling the telephone
number listed above, or by
visiting the SEC's website at
http://www.sec.gov

154AR1203

Dreyfus Variable Investment Fund, Developing Leaders Portfolio

ANNUAL REPORT December 31, 2003



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



Dreyfus Variable Investment Fund,
Developing Leaders Portfolio

The Portfolio

LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Variable Investment Fund, Developing Leaders Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio managers, Paul Kandel and Hilary Woods.

Despite headwinds caused by economic and geopolitical uncertainty early in the year, stocks generally bounced back in 2003, with many stock market indexes generating their first full calendar year of gains since 1999. The combination of historically low interest rates, lower federal income tax rates, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel stock prices higher.

While stocks in general may no longer be priced as attractively as they were at the start of the year, we believe that market fundamentals remain favorable based on recent forecasts of continued economic growth. However, our optimism is tempered by the understanding that some companies, industries and market sectors always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF PERFORMANCE

Paul Kandel and Hilary Woods, Portfolio Managers

How did Dreyfus Variable Investment Fund, Developing Leaders Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, Dreyfus Variable Investment Fund, Developing Leaders Portfolio produced total returns of 31.69% for its Initial shares and 31.35% for its Service shares.[1] This compares with a total return of 47.25% for the portfolio's benchmark, the Russell 2000 Index (the "Index"), during the same period.[2]

We attribute the portfolio's strongly positive performance to a dramatic rise in stock prices beginning in mid-March 2003. Increasing investor optimism was driven by the conclusion of major combat operations in Iraq and by growing evidence of improving U.S. economic growth. Stocks broadly enjoyed substantial gains as a result of these circumstances, with the small-cap stock universe, in which the portfolio invests, performing exceptionally well. However, the benchmark's greatest gains were concentrated among some of its smaller, more volatile companies, many of which fail to meet our investment criteria for a variety of reasons, including financial health, management experience and market liquidity. Since our disciplined stock selection process tends to avoid such investments, the portfolio was at a relative disadvantage, contributing to its performance lag relative to the benchmark.

What is the portfolio's investment approach?

The portfolio invests primarily in companies with market capitalizations of less than $2 billion at the time of purchase. Typically, these companies are characterized by new or innovative products or services that have the potential to enhance earnings or revenue growth. We also consider factors that we believe are likely to affect a stock's performance, such as changes in a company's management or organizational structure.

Our investment approach targets growth-oriented stocks (those of companies with earnings or revenues that are expected to grow faster than the overall market), value-oriented stocks (those that appear underpriced according to a variety of financial measurements) and stocks that exhibit both growth and value characteristics. We further diversify among the market's various sectors and industries, supervising a team of sector managers, each of whom makes buy-and-sell recommendations within their respective areas of expertise.

What other factors influenced the portfolio's performance?

The portfolio generated positive returns in every industry group in which it invested in 2003, with double-digit returns in most. In several areas, however, the portfolio's gains proved more modest than those of its benchmark. This picture of mixed performance was most visible in technology, where speculation drove prices higher for smaller previously beaten-down stocks with weak underlying fundamentals. Because our investment discipline avoids such stocks, the portfolio held few of the market's highest flyers. In addition, we sold several technology holdings before the market surged in March 2003, further undermining the portfolio's returns relative to the benchmark. However, the portfolio recovered some lost ground as it benefited from several strong-performing technology names such as Varian Semiconductor Equipment Associates and Integrated Circuit Systems.

Similar conditions prevailed in health care, where speculative biotechnology stocks rose most sharply. The portfolio benefited from investments in a few biotechnology companies, such as Celgene. However, the portfolio avoided most biotechnology stocks because they lacked solid fundamentals, and therefore participated only in part of the health care area's gains. Nevertheless, health care accounted for a greater proportion of the portfolio's total returns than any other industry group. Holdings such as prescription benefit management company AdvancePCS and HMO provider Mid-Atlantic Medical Services helped compensate for missed opportunities in biotechnology and a small number of other company-specific disappointments.

The portfolio's performance relative to the benchmark also suffered in the energy area, where we maintained an overweighted position for most of the reporting period. Although domestic energy supplies were stretched thin due to lack of exploration success, neither oil & gas exploration and production stocks nor drilling/services stocks failed to rise substantially until the final months of the reporting period. On a more positive note, good individual stock selections enabled the portfolio to outperform its benchmark in the autos and transportation area. However, this area only accounted for a small percentage of the portfolio's total assets, and so had only a modest positive impact on total returns.

What is the portfolio's current strategy?

As of the end of 2003, we remain encouraged by continuing signs of economic growth. We expect the movement in investor psychology to continue, moving from the mortgage refinancing-led financial and consumer binge, and respective sector overvaluation, to the industrial side of the ledger. Accordingly, we have emphasized investments in energy, producer durables, materials and processing, and technology stocks that meet our investment criteria. We are underweight in the consumer and financial services sectors, where we believe margins have peaked and where their p/e multiples may contract as interest rates rise.

January 15, 2004

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objectives and policies of Dreyfus Variable Investment Fund, Developing Leaders Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Developing Leaders Portfolio Initial shares and Service shares and the Russell 2000 Index

Average Annual Total Returns *as of 12/31/03*

	1 Year	5 Years	10 Years
Initial shares	**31.69%**	**6.89%**	**9.84%**
Service shares	**31.35%**	**6.70%**	**9.75%**

Effective January 2, 2003, the portfolio changed its name from Dreyfus Variable Investment Fund, Small Cap Portfolio to Dreyfus Variable Investment Fund, Developing Leaders Portfolio.

The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Developing Leaders Portfolio on 12/31/93 to a $10,000 investment made in the Russell 2000 Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from December 31, 1993, through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is an unmanaged index and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of 3,000 of the largest U.S. companies by market capitalization. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

STATEMENT OF INVESTMENTS

December 31, 2003

Common Stocks—97.9%	Shares		Value ($)
Autos & Transports—3.7%			
Kansas City Southern	550,000	a	7,876,000
Teekay Shipping	172,000	b	9,809,160
Wabtec	625,000		10,650,000
			28,335,160
Consumer—14.8%			
American Italian Pasta, Cl. A	235,000	a,b	9,846,500
Callaway Golf	450,000		7,582,500
Circuit City Stores	675,000		6,837,750
Dial	341,500		9,722,505
Emmis Communications, Cl. A	432,500	a,b	11,699,125
Finish Line, Cl. A	200,000	a	5,994,000
Linens 'n Things	350,000	a	10,528,000
Meredith	145,000		7,077,450
Pacific Sunwear of California	485,000	a	10,243,200
Performance Food Group	231,500	a	8,373,355
Station Casinos	258,000	b	7,902,540
Talbots	260,000		8,002,800
Valassis Communications	315,000	a	9,245,250
			113,054,975
Energy—6.4%			
Cabot Oil & Gas	372,500		10,932,875
Denbury Resources	750,000	a	10,432,500
Key Energy Services	950,000	a	9,794,500
Premcor	300,000	a	7,800,000
Pride International	525,000	a	9,786,000
			48,745,875
Financial Services—19.3%			
BOK Financial	250,000	a	9,680,000
BankAtlantic Bancorp, Cl. A	500,000		9,500,000
Benfield Group	2,000,000	a	9,319,266
Boston Private Financial Holdings	350,000		8,694,000
Cullen/Frost Bankers	245,300		9,951,821
East West Bancorp	240,000		12,883,200
First Midwest Bancorp	330,000		10,695,300
Gallagher (Arthur J.) & Co.	192,500		6,254,325
Global Payments	311,500		14,677,880

Common Stocks (continued)	Shares		Value ($)
Financial Services (continued)			
Harbor Florida Bancshares	355,000		10,547,050
Highland Hospitality	590,000	a	6,431,000
Montpelier Re Holdings	267,500		9,817,250
Texas Regional Bancshares, Cl. A	262,500		9,712,500
Ventas	450,000		9,900,000
Webster Financial	200,000		9,172,000
			147,235,592
Health Care−13.6%			
Abgenix	775,000	a	9,656,500
Accredo Health	360,000	a	11,379,600
Apria Healthcare Group	342,500	a	9,750,975
Fisher Scientific International	175,000	a	7,239,750
Genesis HealthCare	216,500	a	4,931,870
Hollis-Eden Pharmaceuticals	285,000	a	3,137,850
IDX Systems	400,000	a	10,728,000
Medicis Pharmaceutical, Cl. A	134,500		9,589,850
Mid Atlantic Medical Services	90,000	a	5,832,000
NDCHealth	366,000		9,376,920
NeighborCare	459,500	a	9,075,125
Renal Care Group	302,000	a	12,442,400
			103,140,840
Materials & Processing−10.0%			
Agnico-Eagle Mines	650,000	b	7,845,500
Agrium	800,000		13,168,000
Bowater	200,000		9,262,000
Chicago Bridge & Iron (New York Shares)	115,000		3,323,500
Compass Minerals International	518,000	a,b	7,397,040
GrafTech International	630,000	a	8,505,000
Great Lakes Chemical	425,000		11,555,750
Packaging Corp. of America	275,000		6,011,500
RPM International	575,000		9,464,500
			76,532,790
Producer Durables−10.5%			
AGCO	425,000	a	8,559,500
Albany International, Cl. A	320,000		10,848,000
Crane	200,000		6,148,000

Common Stocks (continued)	Shares		Value ($)
Producer Durables (continued)			
Gardner Denver	205,400	a	4,902,898
Goodrich	360,000	b	10,688,400
Hanover Compressor	625,000	a	6,968,750
Terex	415,000	a	11,819,200
Triumph Group	300,000	a	10,920,000
United Defense Industries	275,000	a	8,767,000
			79,621,748
Technology—15.9%			
Actel	360,000	a	8,676,000
Advanced Fibre Communications	420,000	a	8,463,000
Brooks Automation	450,000	a	10,876,500
Exar	600,000	a	10,248,000
InfoSpace	423,500	a	9,761,675
Integrated Circuit Systems	297,000	a	8,461,530
NetScreen Technologies	370,000	a	9,157,500
Plexus	563,500	a	9,675,295
Quest Software	535,000	a	7,597,000
Skyworks Solutions	1,100,000	a	9,570,000
SupportSoft	725,000	a	9,533,750
Sycamore Networks	1,782,000	a	9,337,680
Varian Semiconductor Equipment Associates	229,500	a	10,026,855
			121,384,785
Utilities & Other—3.7%			
ALLETE	250,000		7,650,000
NSTAR	100,000		4,850,000
OGE Energy	295,000	b	7,136,050
Vectren	335,000		8,257,750
			27,893,800
Total Common Stocks			
(cost $605,438,873)			**745,945,565**

Other Investments—2.9%	Shares	Value ($)
Registered Investment Companies:		
Dreyfus Institutional Cash Advantage Fund	7,440,333 c	7,440,333
Dreyfus Institutional Cash Advantage Plus Fund	7,440,333 c	7,440,333
Dreyfus Institutional Preferred Plus Money Market Fund	7,440,334 c	7,440,334
Total Other Investments (cost $22,321,000)		**22,321,000**
Investment of Cash Collateral for Securities Loaned—2.8%		
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $21,662,544)	21,662,544	**21,662,544**
Total Investments (cost $649,422,417)	**103.6%**	**789,929,109**
Liabilities, Less Cash and Receivables	**(3.6%)**	**(27,540,075)**
Net Assets	**100.0%**	**762,389,034**

[a] *Non-income producing.*

[b] *A portion of these securities are on loan. At December 31, 2003, the total market value of the portfolio's securities on loan is $20,591,697 and the total market value of the collateral held by the portfolio is $21,662,544.*

[c] *Investments in affiliated money market mutual funds—see Note 3(d).*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

	Cost	Value
Assets ($):		
Investments in securities— See Statement of Investments (including securities on loan, valued at $20,591,697)—Note 1(c)	649,422,417	789,929,109
Cash		133,728
Dividends and interest receivable		690,379
Receivable for shares of Beneficial Interest subscribed		84,450
Prepaid expenses		8,911
		790,846,577
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		490,699
Liability for securities on loan—Note 1(c)		21,662,544
Payable for investment securities purchased		4,421,808
Payable for shares of Beneficial Interest redeemed		1,804,538
Accrued expenses		77,954
		28,457,543
Net Assets ($)		**762,389,034**
Composition of Net Assets ($):		
Paid-in capital		728,139,337
Accumulated net realized gain (loss) on investments		(106,256,995)
Accumulated net unrealized appreciation (depreciation) on investments		140,506,692
Net Assets ($)		**762,389,034**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	744,865,644	17,523,390
Shares Outstanding	19,919,385	472,064
Net Asset Value Per Share ($)	**37.39**	**37.12**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Investment Income ($):	
Income:	
Cash dividends (net of $27,383 foreign taxes withheld at source)	5,397,832
Income from securities lending	150,424
Interest	337
Total Income	**5,548,593**
Expenses:	
Investment advisory fee–Note 3(a)	4,872,568
Prospectus and shareholders' reports	199,943
Shareholder servicing costs–Note 3(b)	90,633
Trustees' fees and expenses–Note 3(c)	56,423
Professional fees	56,399
Custodian fees–Note 3(b)	52,240
Distribution fees–Note 3(b)	33,504
Loan commitment fees–Note 2	6,717
Miscellaneous	8,941
Total Expenses	**5,377,368**
Investment Income–Net	**171,225**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(7,755,901)
Net unrealized appreciation (depreciation) on investments	189,919,681
Net Realized and Unrealized Gain (Loss) on Investments	**182,163,780**
Net Increase in Net Assets Resulting from Operations	**182,335,005**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2003	2002
Operations ($):		
Investment income–net	171,225	96,759
Net realized gain (loss) on investments	(7,755,901)	(78,392,655)
Net unrealized appreciation (depreciation) on investments	189,919,681	(68,250,947)
Net Increase (Decrease) in Net Assets Resulting from Operations	**182,335,005**	**(146,546,843)**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(191,547)	(294,103)
Service shares	–	(1,677)
Total Dividends	**(191,547)**	**(295,780)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	141,542,406	194,519,182
Service shares	5,413,892	8,992,771
Dividends reinvested:		
Initial shares	191,547	294,103
Service shares	–	1,677
Cost of shares redeemed:		
Initial shares	(152,689,640)	(160,010,926)
Service shares	(2,576,974)	(1,669,190)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(8,118,769)**	**42,127,617**
Total Increase (Decrease) in Net Assets	**174,024,689**	**(104,715,006)**
Net Assets ($):		
Beginning of Period	588,364,345	693,079,351
End of Period	**762,389,034**	**588,364,345**

| | Year Ended December 31, | |
	2003	2002
Capital Share Transactions:		
Initial Shares		
Shares sold	4,641,650	5,935,850
Shares issued for dividends reinvested	5,211	8,680
Shares redeemed	(5,058,387)	(5,176,962)
Net Increase (Decrease) in Shares Outstanding	**(411,526)**	**767,568**
Service Shares		
Shares sold	170,027	274,741
Shares issued for dividends reinvested	–	45
Shares redeemed	(83,573)	(54,660)
Net Increase (Decrease) in Shares Outstanding	**86,454**	**220,126**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2003	2002	2001	2000	1999
Per Share Data ($):					
Net asset value, beginning of period	28.40	35.13	40.30	66.34	53.91
Investment Operations:					
Investment income–net[a]	.01	.01	.11	.17	.04
Net realized and unrealized gain (loss) on investments	8.99	(6.73)	(2.63)	7.16	12.43
Total from Investment Operations	9.00	(6.72)	(2.52)	7.33	12.47
Distributions:					
Dividends from investment income–net	(.01)[b]	(.01)	(.17)	(.27)	(.04)
Dividends from net realized gain on investments	–	–	(1.38)	(33.10)	–
Dividends in excess of net realized gain on investments	–	–	(1.10)	–	–
Total Distributions	(.01)	(.01)	(2.65)	(33.37)	(.04)
Net asset value, end of period	37.39	28.40	35.13	40.30	66.34
Total Return (%)	31.69	(19.12)	(6.12)	13.31	23.15
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.82	.81	.79	.78	.78
Ratio of net investment income to average net assets	.03	.02	.29	.24	.07
Portfolio Turnover Rate	69.34	52.41	84.45	64.99	40.60
Net Assets, end of period ($ x 1,000)	744,866	577,468	687,283	688,070	1,295,698

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

Service Shares	Year Ended December 31,			
	2003	2002	2001	2000[a]
Per Share Data ($):				
Net asset value, beginning of period	28.26	35.02	40.30	40.30
Investment Operations:				
Investment (loss)–net	(.07)[b]	(.03)[b]	(.01)[b]	–
Net realized and unrealized gain (loss) on investments	8.93	(6.72)	(2.67)	–
Total from Investment Operations	8.86	(6.75)	(2.68)	–
Distributions:				
Dividends from investment income–net	–	(.01)	(.12)	–
Dividends from net realized gain on investments	–	–	(1.38)	–
Dividends in excess of net realized gain on investments	–	–	(1.10)	–
Total Distributions	–	(.01)	(2.60)	–
Net asset value, end of period	37.12	28.26	35.02	40.30
Total Return (%)	31.35	(19.31)	(6.47)	–
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	1.07	1.05	1.11	–
Ratio of net investment (loss) to average net assets	(.22)	(.11)	(.02)	–
Portfolio Turnover Rate	69.34	52.41	84.45	64.99
Net Assets, end of period ($ x 1,000)	17,523	10,896	5,796	1

[a]   *The portfolio commenced offering Service shares on December 31, 2000.*
[b]   *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Developing Leaders Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to maximize capital appreciation. The Dreyfus Corporation (the "Manager") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of the Mellon Financial Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio received net earnings credits of $337 during the period ended December 31, 2003 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the portfolio's Statement of Investments. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $103,008,942 and unrealized appreciation $137,258,639.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December

31, 2003. If not applied, $84,449,649 of the carryover expires in fiscal 2010 and $18,559,293 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002, were as follows: ordinary income $191,547 and $295,780, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the portfolio increased accumulated undistributed investment income-net by $20,322 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2003, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance

Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $33,504 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $853 pursuant to the transfer agency agreement.

The portfolio compensates Mellon under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $52,240 pursuant to the custody agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio invests its available cash balances in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees are not charged to these accounts. During the period ended December 31, 2003, the portfolio derived $378,708 in income from these investments, which is included in dividend income in the portfolio's Statement of Operations.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2003, amounted to $428,812,066 and $428,573,751, respectively.

At December 31, 2003, the cost of investments for federal income tax purposes was $652,670,470; accordingly, accumulated net unrealized appreciation on investments was $137,258,639, consisting of $159,183,862 gross unrealized appreciation and $21,925,223 gross unrealized depreciation.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Developing Leaders Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Developing Leaders Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Developing Leaders Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 6, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio also hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2003 as qualifying for the corporate dividends received deduction.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

David P. Feldman (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

James F. Henry (73)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Rosalind Gersten Jacobs (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (77)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center
  (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres Company, LLC, Senior Advisor

No. of Portfolios for which Board Member Serves: 22

——————————

Dr. Martin Peretz (64)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by
  the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

——————————

Bert W. Wasserman (71)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

——————————

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 73 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 37 investment companies (comprised of 79 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

For More Information

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Variable Investment Fund, Developing Leaders Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

121AR1203

Dreyfus Variable Investment Fund, Disciplined Stock Portfolio

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



Dreyfus Variable Investment Fund,
Disciplined Stock Portfolio

The Portfolio

LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Variable Investment Fund, Disciplined Stock Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, D. Gary Richardson.

Despite headwinds caused by economic and geopolitical uncertainty early in the year, stocks generally bounced back in 2003, with many stock market indexes generating their first full calendar year of gains since 1999. The combination of historically low interest rates, lower federal income tax rates, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel stock prices higher.

While stocks in general may no longer be priced as attractively as they were at the start of the year, we believe that market fundamentals remain favorable based on recent forecasts of continued economic growth. However, our optimism is tempered by the understanding that some companies, industries and market sectors always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF PERFORMANCE

D. Gary Richardson, Portfolio Manager

How did Dreyfus Variable Investment Fund, Disciplined Stock Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the portfolio achieved total returns of 23.53% for its Initial shares and 23.31% for its Service shares.[1] For the same period, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the portfolio's benchmark, was 28.67%.[2]

We attribute these results to a surge in stock prices that began in mid-March 2003 and continued through the end of the reporting period. Improving U.S. economic conditions and the conclusion of major combat operations in Iraq helped bolster investor confidence, driving stock markets sharply higher. While the portfolio participated in the market's rise to a significant degree, the market's greatest gains were concentrated among previously beaten-down stocks that, in our judgment, exhibited weak underlying business fundamentals. Since our disciplined stock selection process generally steers us away from such investments, the portfolio's returns proved more modest than the return of the S&P 500 Index.

What is the portfolio's investment approach?

The portfolio seeks investment returns (consisting of capital appreciation and income) that are greater than the total return performance of stocks represented by the S&P 500 Index. The portfolio normally invests at least 80% of its assets in stocks, and focuses on stocks of large-cap companies. The portfolio invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. We identify potential investments through a quantitative analytic process that sifts through a universe of approximately 2,000 stocks in search of those that are not only undervalued according to our criteria but also exhibit what we believe to be higher than expected earnings potential and financial health. A team of experienced analysts examines the fundamentals of what we believe are the top candidates. The portfolio manager then decides which stocks to purchase and whether any current holdings should be sold.

In addition to identifying what we believe are attractive investment opportunities, we also attempt to manage risks by diversifying across companies and industries. The fund is structured so that its sector weightings and risk characteristics are generally similar to those of the S&P 500 Index.

What other factors influenced the portfolio's performance?

As the U.S. economy shifted into higher gear in mid-2003, the portfolio increased its exposure to companies that we believed were positioned to benefit from higher levels of industrial growth and corporate capital spending. For example, we increased the portfolio's holdings of raw materials producers, such as mining companies Inco and Phelps Dodge, and in key technology hardware developers, such as semiconductor maker Xilinx and digital storage system company EMC. These moves boosted the portfolio's performance, helping it to share in most of the market's gains.

Financial and consumer cyclical stocks also contributed positively to the portfolio's returns. Among the financial industry, the portfolio derived its greatest gains from holdings with exposure to the boom in home mortgage refinancing (e.g., Countrywide Financial), accelerating capital markets activity (J. P. Morgan Chase & Co.), high rates of consumer spending (Capital One Financial) and increasing demand for brokerage services (Goldman Sachs Group). Among consumer cyclicals, top performers included specialty retailers such as Best Buy, home improvement centers such as Lowe's Cos and automotive parts producers such as Lear.

Although every industry group in which the portfolio invested produced positive results during the reporting period, not all of those gains kept pace with those of the benchmark. Most notably, the portfolio's technology returns did not equal the rise in the benchmark's technology listings because many previously beaten-down technology stocks failed to meet our strict investment criteria. However, many of these same stocks rose sharply in the spring of 2003, when investors became less risk-averse in the face of easing political and economic concerns.

What is the portfolio's current strategy?

We generally base our investment decisions on each stock's individual characteristics rather than on our opinion of the economy's prospects. However, as of the end of the reporting period, we believe positive trends evident in the U.S. and global economies have set the stage for continuing increases in corporate earnings. We believe the portfolio's holdings are well-positioned and have the potential to benefit in such an economic environment, particularly as markets refocus on the fundamental issues of valuation and earnings sustainability, which are central to our investment approach.

January 15, 2004

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Disciplined Stock Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Disciplined Stock Portfolio Initial shares and Service shares and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/03*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**5/1/96**	**23.53%**	**(2.25)%**	**7.71%**
Service shares	**5/1/96**	**23.31%**	**(2.36)%**	**7.63%**

The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Disciplined Stock Portfolio on 5/1/96 (inception date of Initial shares) to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date.

6

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

STATEMENT OF INVESTMENTS

December 31, 2003

Common Stocks–99.2%	Shares	Value ($)
Alcohol & Tobacco–1.2%		
Altria Group	28,000	**1,523,760**
Consumer Cyclical–11.0%		
BJ's Wholesale Club	31,290 [a]	718,418
Bed Bath & Beyond	6,920 [a]	299,982
Best Buy	15,790	824,870
CVS	19,150	691,698
Cendant	28,090 [a]	625,564
General Motors	27,030	1,443,402
Home Depot	61,510	2,182,990
Lear	8,080	495,546
Limited Brands	44,560	803,417
Lowe's Cos.	19,350	1,071,796
McDonald's	39,560	982,275
NIKE, Cl. B	4,790	327,923
Wal-Mart Stores	41,740	2,214,307
Wendy's International	16,480	646,675
		13,328,863
Consumer Staples–5.7%		
Coca-Cola	36,500	1,852,375
Fortune Brands	8,100	579,069
Kimberly-Clark	16,580	979,712
PepsiCo.	32,290	1,505,360
Procter & Gamble	20,410	2,038,551
		6,955,067
Energy Related–6.9%		
Apache	8,260	669,886
ConocoPhillips	21,470	1,407,788
Devon Energy	16,720	957,387
Exxon Mobil	54,810	2,247,210
Halliburton	36,750	955,500
Nabors Industries	15,650 [a]	649,475
Occidental Petroleum	23,760	1,003,622
Valero Energy	11,310	524,105
		8,414,973

Common Stocks (continued)	Shares	Value ($)
Health Care–13.6%		
Abbott Laboratories	29,230	1,362,118
Aetna	12,490	844,074
Amgen	19,100 [a]	1,180,380
Boston Scientific	30,760 [a]	1,130,738
Genzyme	7,780 [a]	383,865
HCA	17,490	751,370
Johnson & Johnson	40,870	2,111,344
Merck & Co.	27,390	1,265,418
Novartis, ADR	7,950	364,826
Pfizer	106,554	3,764,553
Teva Pharmaceutical Industries, ADR	10,100	572,771
UnitedHealth Group	21,780	1,267,160
Varian Medical Systems	2,860 [a]	197,626
Wyeth	32,920	1,397,454
		16,593,697
Interest Sensitive–23.2%		
Allstate	14,360	617,767
American International Group	37,441	2,481,589
Bank of America	24,460	1,967,318
Bank One	26,400	1,203,576
Bear Stearns Cos.	6,140	490,893
Citigroup	78,986	3,833,980
Countrywide Financial	9,666	733,217
Fannie Mae	14,870	1,116,142
Freddie Mac	19,430	1,133,158
General Electric	86,510	2,680,080
Goldman Sachs Group	12,820	1,265,719
J.P. Morgan Chase & Co.	38,560	1,416,309
Lehman Brothers Holdings	9,630	743,629
MBNA	30,010	745,749
Merrill Lynch	26,360	1,546,014
Morgan Stanley	12,140	702,542
New York Community Bancorp	10,310	392,296
Radian Group	6,010	292,988

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
RenaissanceRe Holdings	7,950	389,947
SouthTrust	15,270	499,787
Travelers Property Casualty, Cl. A	49,604	832,355
U.S. Bancorp	46,762	1,392,572
Wells Fargo & Co.	29,980	1,765,522
		28,243,149
Internet Related—.4%		
eBay	7,740 [a]	**499,927**
Producer Goods—10.6%		
Air Products & Chemicals	14,170	748,601
Cooper Industries, Cl. A	8,150	472,129
Deere & Co.	12,030	782,551
duPont (E.I.) de Nemours & Co.	18,320	840,705
Freeport-McMoRan Copper & Gold, Cl. B	17,420	733,905
ITT Industries	6,320	469,007
Inco	15,680 [a]	624,378
Ingersoll-Rand, Cl. A	12,030	816,596
International Paper	11,580	499,214
Masco	23,970	657,018
PPG Industries	11,420	731,108
Pentair	11,670	533,319
Phelps Dodge	9,070 [a]	690,136
3M	13,120	1,115,594
Tyco International	39,100	1,036,150
Union Pacific	12,650	878,922
United Technologies	12,910	1,223,481
		12,852,814
Services—5.7%		
Comcast, Cl. A	25,570 [a]	840,486
Manpower	8,760	412,421
McGraw-Hill Cos.	7,800	545,376
News, ADR	13,060	471,466
Time Warner	37,200 [a]	669,228
Tribune	10,770	555,732

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Viacom, Cl. B	25,246	1,120,417
Vodafone Group, ADR	37,800	946,512
Walt Disney	56,430	1,316,512
		6,878,150
Technology—16.6%		
Cisco Systems	92,290 [a]	2,241,724
Dell	48,240 [a]	1,638,230
EMC	62,880 [a]	812,410
Intel	45,200	1,455,440
International Business Machines	13,870	1,285,472
Intuit	10,380 [a]	549,206
KLA-Tencor	12,580 [a]	738,069
Lexmark International	10,650 [a]	837,516
Linear Technology	22,030	926,802
Maxim Integrated Products	17,650	878,970
Microsoft	126,570	3,485,738
Oracle	80,090 [a]	1,057,188
QUALCOMM	16,400	884,452
QLogic	9,420 [a]	486,072
Symantec	20,600 [a]	713,790
Texas Instruments	39,290	1,154,340
Veritas Software	15,490 [a]	575,608
Xilinx	13,630 [a]	528,026
		20,249,053
Utilities—4.3%		
Entergy	10,560	603,293
Exelon	12,830	851,399
FPL Group	9,810	641,770
PPL	12,850	562,188
SBC Communications	78,946	2,058,122
Telefonos de Mexico, Cl. L, ADR	13,790	455,484
		5,172,256
Total Common Stocks		
(cost $92,423,524)		**120,711,709**

Short-Term Investments−.8%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
Greenwich Capital Markets, Tri-Party Repurchase Agreement, .85%, dated 12/31/2003, due 1/2/2004, in the amount of $900,064 (fully collateralized by Federal Farm Credit Banks, Consolidated Systemwide Bonds: $530,000, 2.375%, 10/20/2006 value $530,427 and $385,000, 4.57%, 10/20/2010 value $389,264) (cost $900,000)	900,000	**900,000**
Total Investments (cost $93,323,524)	**100.0%**	**121,611,709**
Cash and Receivables (Net)	**.0%**	**39,286**
Net Assets	**100.0%**	**121,650,995**

[a]   *Non-income producing.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

	Cost	Value
Assets ($):		
Investments in securities− See Statement of Investments−Note 1(b)	93,323,524	121,611,709
Cash		35,876
Dividends and interest receivable		113,084
Receivable for shares of Beneficial Interest subscribed		22,974
Prepaid expenses		2,097
		121,785,740
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		81,819
Payable for shares of Beneficial Interest redeemed		14,192
Accrued expenses		38,734
		134,745
Net Assets ($)		**121,650,995**
Composition of Net Assets ($):		
Paid-in capital		136,976,734
Accumulated undistributed investment income−net		12,201
Accumulated net realized gain (loss) on investments		(43,626,125)
Accumulated net unrealized appreciation (depreciation) on investments		28,288,185
Net Assets ($)		**121,650,995**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	111,351,712	10,299,283
Shares Outstanding	5,662,474	524,670
Net Asset Value Per Share ($)	**19.66**	**19.63**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Investment Income ($):	
Income:	
Cash dividends (net of $3,055 foreign taxes withheld at source)	1,859,542
Interest	7,578
Total Income	**1,867,120**
Expenses:	
Investment advisory fee–Note 3(a)	848,682
Professional fees	37,465
Custodian fees–Note 3(b)	26,136
Distribution fees–Note 3(b)	23,762
Prospectus and shareholders' reports	22,008
Trustees' fees and expenses–Note 3(c)	9,915
Shareholder servicing costs–Note 3(b)	7,857
Loan commitment fees–Note 2	1,299
Interest expense–Note 2	60
Miscellaneous	2,852
Total Expenses	**980,036**
Less–waiver of fees due to undertaking–Note 3(a)	(8,990)
Net Expenses	**971,046**
Investment Income–Net	**896,074**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(1,692,191)
Net unrealized appreciation (depreciation) on investments	24,729,425
Net Realized and Unrealized Gain (Loss) on Investments	**23,037,234**
Net Increase in Net Assets Resulting from Operations	**23,933,308**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2003	2002
Operations ($):		
Investment income–net	896,074	929,559
Net realized gain (loss) on investments	(1,692,191)	(16,790,199)
Net unrealized appreciation (depreciation) on investments	24,729,425	(23,777,252)
Net Increase (Decrease) in Net Assets Resulting from Operations	**23,933,308**	**(39,637,892)**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(850,803)	(845,999)
Service shares	(63,630)	(57,796)
Total Dividends	**(914,433)**	**(903,795)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	3,475,615	13,518,697
Service shares	927,471	5,016,958
Dividends reinvested:		
Initial shares	850,803	845,999
Service shares	63,630	57,796
Cost of shares redeemed:		
Initial shares	(20,442,820)	(42,354,467)
Service shares	(1,796,640)	(1,277,753)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(16,921,941)**	**(24,192,770)**
Total Increase (Decrease) in Net Assets	**6,096,934**	**(64,734,457)**
Net Assets ($):		
Beginning of Period	115,554,061	180,288,518
End of Period	**121,650,995**	**115,554,061**
Undistributed investment income–net	12,201	30,533

	Year Ended December 31,	
	2003	2002
Capital Share Transactions:		
Initial Shares		
Shares sold	195,477	756,678
Shares issued for dividends reinvested	44,246	51,798
Shares redeemed	(1,209,659)	(2,426,524)
Net Increase (Decrease) in Shares Outstanding	**(969,936)**	**(1,618,048)**
Service Shares		
Shares sold	55,956	262,421
Shares issued for dividends reinvested	3,320	3,547
Shares redeemed	(105,845)	(74,798)
Net Increase (Decrease) in Shares Outstanding	**(46,569)**	**191,170**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2003	2002	2001	2000	1999
Per Share Data ($):					
Net asset value, beginning of period	16.04	20.89	24.19	26.92	22.95
Investment Operations:					
Investment income—net[a]	.14	.12	.09	.06	.11
Net realized and unrealized gain (loss) on investments	3.63	(4.84)	(3.30)	(2.53)	4.12
Total from Investment Operations	3.77	(4.72)	(3.21)	(2.47)	4.23
Distributions:					
Dividends from investment income—net	(.15)	(.13)	(.09)	(.05)	(.10)
Dividends from net realized gain on investments	–	–	–	(.21)	(.16)
Total Distributions	(.15)	(.13)	(.09)	(.26)	(.26)
Net asset value, end of period	19.66	16.04	20.89	24.19	26.92
Total Return (%)	23.53	(22.61)	(13.27)	(9.14)	18.45
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.85	.83	.81	.81	.81
Ratio of net investment income to average net assets	.81	.64	.40	.21	.45
Portfolio Turnover Rate	52.74	47.47	48.22	51.44	48.95
Net Assets, end of period ($ x 1,000)	111,352	106,404	172,360	222,920	214,296

[a] *Based on average shares outstanding at each month end.*

See notes to financial statements.

Service Shares	Year Ended December 31,			
	2003	2002	2001	2000[a]
Per Share Data ($):				
Net asset value, beginning of period	16.02	20.86	24.19	24.19
Investment Operations:				
Investment income–net	.11[b]	.09[b]	.05[b]	–
Net realized and unrealized gain (loss) on investments	3.62	(4.83)	(3.30)	–
Total from Investment Operations	3.73	(4.74)	(3.25)	–
Distributions:				
Dividends from investment income–net	(.12)	(.10)	(.08)	–
Net asset value, end of period	19.63	16.02	20.86	24.19
Total Return (%)	23.31	(22.72)	(13.46)	–
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	1.00	1.00	1.00	–
Ratio of net investment income to average net assets	.65	.49	.26	–
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation	.09	.06	.13	–
Portfolio Turnover Rate	52.74	47.47	48.22	51.44
Net Assets, end of period ($ x 1,000)	10,299	9,150	7,929	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Disciplined Stock Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide investment returns (consisting of capital appreciation and income) that are consistently superior to the Standard & Poor's 500 Composite Stock Price Index. The Dreyfus Corporation (the "Manager") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio receives net earnings credits based on available cash balances left on deposit.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(d) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $12,201, accumulated capital losses $42,221,970 and unrealized appreciation $26,884,030.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $21,752,976 of the carryover expires in fiscal 2009, $16,383,626 expires in fiscal 2010 and $4,085,368 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002, were as follows: ordinary income $914,433 and $903,795, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the fund increased accumulated undistributed investment income–net by $27 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2003 was approximately $3,600, with a related weighted average annualized interest rate of 1.68%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has undertaken, from January 1, 2003 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of their class. During the period ended December 31, 2003, the Manager waived receipt of fees of $8,990, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $23,762 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $268 pursuant to the transfer agency agreement.

The portfolio compensates Mellon under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $26,136 pursuant to the custody agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2003, amounted to $59,171,577 and $76,375,696, respectively.

At December 31, 2003, the cost of investments for federal income tax purposes was $94,727,679; accordingly, accumulated net unrealized appreciation on investments was $26,884,030, consisting of $29,014,652 gross unrealized appreciation and $2,130,622 gross unrealized depreciation.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Disciplined Stock Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Disciplined Stock Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Disciplined Stock Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 6, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2003 as qualifying for the corporate dividends received deduction.

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

David P. Feldman (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

James F. Henry (73)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Rosalind Gersten Jacobs (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (77)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center
  (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres Company, LLC, Senior Advisor

No. of Portfolios for which Board Member Serves: 22

——————————

Dr. Martin Peretz (64)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by
  the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

——————————

Bert W. Wasserman (71)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

——————————

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 73 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 37 investment companies (comprised of 79 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

For More Information

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Variable Investment Fund, Disciplined Stock Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

150AR1203

Dreyfus Variable Investment Fund, Growth and Income Portfolio

ANNUAL REPORT December 31, 2003



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



Dreyfus Variable Investment Fund,
Growth and Income Portfolio

The Portfolio

LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Variable Investment Fund, Growth and Income Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Douglas D. Ramos, CFA.

Despite headwinds caused by economic and geopolitical uncertainty early in the year, stocks generally bounced back in 2003, with many stock market indexes generating their first full calendar year of gains since 1999. The combination of historically low interest rates, lower federal income tax rates, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel stock prices higher.

While stocks in general may no longer be priced as attractively as they were at the start of the year, we believe that market fundamentals remain favorable based on recent forecasts of continued economic growth. However, our optimism is tempered by the understanding that some companies, industries and market sectors always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF PERFORMANCE

Douglas D. Ramos, CFA, Portfolio Manager

How did Dreyfus Variable Investment Fund, Growth and Income Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the portfolio achieved total returns of 26.57% for its Initial shares and 26.36% for its Service shares.[1] For the same period, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the portfolio's benchmark, was 28.67%.[2]

We attribute the portfolio's strong returns to favorable investor reaction to the swift conclusion of major combat in Iraq and growing evidence of stronger domestic economic growth. While the portfolio shared in most of the stock market's gains, the market exhibited its greatest strength among previously beaten-down technology and biotechnology stocks. Our disciplined investment approach generally led us to avoid such speculative investments, causing the portfolio to slightly underperform its benchmark.

What is the portfolio's investment approach?

The portfolio seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk. To pursue this goal, the portfolio invests in stocks, bonds and money market instruments of domestic and foreign issuers. The portfolio's stock investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings or shortly thereafter.

The portfolio focuses primarily on low- and moderately priced stocks with market capitalizations of $1 billion or more at the time of purchase. We use fundamental analysis to create a broadly diversified, value-tilted portfolio, typically with a weighted average price-to-earnings ratio less than, and long-term projected earnings growth rate greater than, those of the S&P 500 Index.

We typically measure a stock's relative value by looking at its price in relation to the company's business prospects and intrinsic worth, as measured by a wide range of financial and business data. In examining each company's fundamentals, together with economic and industry trends, we typically look for factors that could trigger a rise in a stock's price, such as new competitive opportunities or internal operational improvements. The result of our approach during the reporting period was a portfolio containing stocks from a variety of different market sectors and industries.

What other factors influenced the portfolio's performance?

The portfolio's performance benefited from its focus on stocks that we believed were well-positioned for a cyclical upturn in business. For example, early in the reporting period we invested a greater than average percentage of the portfolio's assets in consumer discretionary stocks, most of which delivered above-average returns during the reporting period. Although the portfolio's value-oriented approach prevented it from investing in a few of the S&P 500 Index's best-performing consumer discretionary stocks, it nonetheless held a large number of top performers, including retailers, such as Staples, Best Buy and Home Depot; media and entertainment firms, such as InterActiveCorp; and leisure and travel companies, such as Carnival.

The portfolio's performance further benefited from its underweighted position in consumer staples stocks, an area that provided only modest returns overall. In financial services, strong individual stock selections boosted the portfolio's gains. Standouts included diversified money-center banks, such as Citigroup; companies benefiting from the home refinancing boom, such as Countrywide Financial; and companies with significant capital markets exposure, such as Morgan Stanley.

The portfolio's technology investments produced mixed results. We capitalized on broad-based gains in technology stocks by investing a relatively large percentage of the portfolio's assets in technology leaders such as Intel, Cisco Systems, KLA Tencor and National Semiconductor. However, the market's top technology performers proved to be smaller, more speculative stocks that we generally avoided. Similarly, in the health care sector, limited exposure to volatile biotechnology stocks undermined the portfolio's performance compared to the S&P 500 Index, as did disappointments among a small number of individual health care stocks, including HCA, Biovail and Merck & Co. These setbacks offset the more positive impact of other, strong-performing health care holdings, such as Teva Pharmaceuticals.

Finally, in light of limited domestic supplies of oil and gas and growing industrial demand for electric power, the portfolio invested a greater than average percentage of assets in energy stocks. However, energy stocks generally failed to rise until late in the reporting period, and unfortunate timing in the purchase and sale of Anadarko Petroleum further detracted from the portfolio's returns.

What is the portfolio's current strategy?

With the U.S. economy apparently poised for continuing growth, we have continued to emphasize high-quality stocks that we believe are well-positioned to benefit from rising levels of industrial production. Accordingly, the portfolio currently holds overweighted positions in technology, industrial, energy and materials and processing stocks. On the other hand, the portfolio holds underweighted positions in the traditionally defensive areas of consumer staples and health care, as well as interest-rate-sensitive financial services companies, which we believe are less likely to rise at this stage of the economic cycle.

January 15, 2004

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Growth and Income Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Growth and Income Portfolio Initial shares and Service shares and the Standard and Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/03*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	5/2/94	26.57%	0.02%	9.99%
Service shares	5/2/94	26.36%	(0.11)%	9.92%

The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Growth and Income Portfolio on 5/2/94 (inception date of Initial shares) to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. For comparative purposes, the value of the Index on 4/30/94 is used as the beginning value on 5/2/94.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a widely accepted, unmanaged index of U.S. stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

STATEMENT OF INVESTMENTS

December 31, 2003

Common Stocks–96.1%	Shares	Value ($)
Consumer Discretionary–10.4%		
Carnival	37,000 [a]	1,470,010
Clear Channel Communications	29,080	1,361,816
Comcast, Cl. A	54,541 [b]	1,792,763
Disney (Walt)	56,000	1,306,480
General Motors	21,000 [a]	1,121,400
Hilton Hotels	55,000	942,150
Home Depot	82,000	2,910,180
Johnson Controls	12,000	1,393,440
Lamar Advertising	36,200 [b]	1,350,984
Liberty Media	126,000 [b]	1,498,140
McDonald's	111,000	2,756,130
Staples	28,500 [b]	778,050
TJX Cos.	58,000	1,278,900
Target	33,000	1,267,200
Time Warner	119,000 [b]	2,140,810
Toyota Motor, ADR	20,000	1,375,000
Viacom, Cl. B	67,096	2,977,720
		27,721,173
Consumer Staples–6.0%		
Altria Group	86,000	4,680,120
Coca-Cola	66,000	3,349,500
Kraft Foods	27,000	869,940
PepsiCo	69,000	3,216,780
Procter & Gamble	40,000	3,995,200
		16,111,540
Energy–6.9%		
ChevronTexaco	29,000	2,505,310
Devon Energy	23,094	1,322,362
Exxon Mobil	186,446	7,644,286
Schlumberger	53,000	2,900,160
XTO Energy	144,500	4,089,350
		18,461,468
Financial–20.1%		
American Express	56,700	2,734,641
American International Group	82,891	5,494,016
Bank of America	40,900	3,289,587
Bank of New York	59,000	1,954,080

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Bank One	33,000	1,504,470
CIT Group	38,000	1,366,100
Capital One Financial	33,000	2,022,570
Citigroup	154,535	7,501,129
Countrywide Financial	16,000	1,213,600
Federal Home Loan Mortgage	24,600	1,434,672
Federal National Mortgage Association	45,400	3,407,724
Fidelity National Financial	35,000	1,357,300
FleetBoston Financial	41,588	1,815,316
Goldman Sachs Group	24,000	2,369,520
J.P. Morgan Chase & Co.	48,600	1,785,078
MBNA	53,000	1,317,050
Marsh & McLennan Cos.	34,000	1,628,260
Merrill Lynch	27,000	1,583,550
Morgan Stanley	38,200	2,210,634
National City	24,000	814,560
Travelers Property Casualty, Cl. A	80,799	1,355,807
U.S. Bancorp	76,000	2,231,129
Wells Fargo	60,000	3,533,400
		53,924,193
Health Care—9.6%		
Abbott Laboratories	28,000	1,304,800
Amgen	21,000 [b]	1,297,800
Bard (C.R.)	11,000	893,750
Becton, Dickinson & Co.	26,000	1,069,640
Bristol-Myers Squibb	46,000	1,315,600
Johnson & Johnson	49,000	2,531,340
Lilly (Eli) & Co.	29,000	2,039,570
Medtronic	29,000	1,409,690
Merck & Co.	39,000	1,801,800
Novartis, ADR	30,000	1,376,700
Pfizer	170,300	6,016,699
St. Jude Medical	21,000 [b]	1,288,350
Watson Pharmaceuticals	18,000 [b]	828,000
Wyeth	60,000	2,547,000
		25,720,739

Common Stocks (continued)	Shares	Value ($)
Industrials−12.0%		
CSX	42,000	1,509,480
Caterpillar	10,000	830,200
Danaher	16,000	1,468,000
Deere & Co.	26,000	1,691,300
Emerson Electric	23,000	1,489,250
General Electric	281,000	8,705,380
Honeywell International	25,000	835,750
Illinois Tool Works	18,000	1,510,380
Ingersoll-Rand, Cl. A	43,000	2,918,840
PACCAR	10,000	851,200
Rockwell Collins	29,000	870,870
Ryanair Holdings, ADR	26,000 [b]	1,316,640
3M	20,000	1,700,600
Tyco International	67,000	1,775,500
United Parcel Service, Cl. B	20,000	1,491,000
United Technologies	18,200	1,724,814
Waste Management	52,000	1,539,200
		32,228,404
Information Technology−21.2%		
Accenture, Cl. A	70,000 [b]	1,842,400
Altera	31,000 [b]	703,700
Applied Materials	76,000 [b]	1,706,200
Cisco Systems	194,000 [b]	4,712,260
Computer Associates International	42,000	1,148,280
Computer Sciences	40,200 [b]	1,778,046
Dell	93,000 [b]	3,158,280
EMC	152,000 [b]	1,963,840
First Data	46,000 [a]	1,890,140
Hewlett-Packard	57,825	1,328,240
Intel	200,800	6,465,760
International Business Machines	55,000	5,097,400
Jabil Circuit	87,000 [b]	2,462,100
Microsoft	337,000	9,280,980
Motorola	103,000	1,449,210
Nokia Oyj, ADR	75,000	1,275,000

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Novellus Systems	30,000 a,b	1,261,500
Oracle	238,000	3,141,600
QUALCOMM	19,000	1,024,670
SAP, ADR	23,000	955,880
Taiwan Semiconductor Manufacturing, ADR	117,800 b	1,206,272
VeriSign	87,000 b	1,418,100
Xilinx	43,000 b	1,665,820
		56,935,678
Materials—4.1%		
Air Products & Chemicals	27,000	1,426,410
Alcoa	51,000	1,938,000
du Pont (E.I) de Nemours	18,000	826,020
International Paper	48,000	2,069,280
PPG Industries	26,000	1,664,520
Praxair	40,000	1,528,000
Weyerhaeuser	24,000	1,536,000
		10,988,230
Telecommunication Services—3.0%		
BellSouth	53,000	1,499,900
SBC Communications	105,000	2,737,350
Telefonos de Mexico, ADR	40,000	1,321,200
Verizon Communications	73,000	2,560,840
		8,119,290
Utilities—2.8%		
Exelon	25,000	1,659,000
FPL Group	20,000	1,308,400
MCI	28,000 b,c	659,400
Progress Energy	19,000	859,940
Southern	44,000	1,331,000
TXU	34,000 a	806,480
Wisconsin Energy	26,000	869,700
		7,493,920
Total Common Stocks (cost $220,162,814)		**257,704,635**

Other Investments—2.8%	Shares	Value ($)
Registered Investment Companies:		
Dreyfus Institutional Cash Advantage Fund	2,506,667 [d]	2,506,667
Dreyfus Institutional Cash Advantage Plus Fund	2,506,667 [d]	2,506,667
Dreyfus Institutional Preferred Plus Money Market Fund	2,506,666 [d]	2,506,666
Total Other Investments (cost $7,520,000)		**7,520,000**

Short-Term Investments—.8%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
.90%, 1/2/2004	400,000	400,000
.88%, 1/15/2004	200,000 [e]	199,936
.92%, 1/22/2004	750,000 [f]	749,670
.85%, 2/26/2004	350,000 [e,f]	349,570
.83%, 3/18/2004	400,000 [f]	399,296
Total Short-Term Investments (cost $2,098,344)		**2,098,472**

Investment of Cash Collateral for Securities Loaned—2.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $6,774,000)	6,774,000	**6,774,000**

Total Investments (cost $236,555,158)	**102.2%**	**274,097,107**
Liabilities, Less Cash and Receivables	**(.22%)**	**(5,935,959)**
Net Assets	**100.0%**	**268,161,148**

[a] All or a portion of these securities are on loan. At December 31, 2003, the total market value of the portfolio's securities on loan is $6,549,530 and the total market value of the collateral held by the portfolio is $6,774,000.

[b] Non-income producing.

[c] Purchased on a forward commitment basis.

[d] Investments in affiliated money market mutual funds—see Note 3(d).

[e] Partially held by a broker in a segregated account for open financial futures positions.

[f] Partially held by a broker as collateral for open short positions.

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2003

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 12/31/2003 ($)
Financial Futures Long				
Standard and Poor's 500	22	6,108,300	March 2004	**182,654**

See notes to financial statements.

STATEMENT OF SECURITIES SOLD SHORT

December 31, 2003

Common Stocks	Shares	Value ($)
Kraft Foods	27,000	**869,940**
Total Common Stock (proceeds $744,790)		

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 3003

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $6,549,530)–Note 1(c)	236,555,158	274,097,107
Cash		839,782
Receivable for investment securities sold		896,637
Receivable from brokers for proceeds on securities sold short		744,790
Dividends and interest receivable		319,292
Receivable for futures variation margin–Note 4		15,950
Receivable for shares of Beneficial Interest subscribed		6,895
Prepaid expenses and other assets		501
		276,920,954
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		174,628
Liability for securities on loan–Note 1(c)		6,774,000
Securities sold short, at value (proceeds $ 744,790) –see Statement of Securities Sold Short		869,940
Payable for investment securities purchased		749,126
Payable for shares of Beneficial Interest redeemed		128,296
Dividends payable on securities sold short		4,860
Accrued expenses		58,956
		8,759,806
Net Assets ($)		**268,161,148**
Composition of Net Assets ($):		
Paid-in capital		280,347,006
Accumulated undistributed investment income–net		19,241
Accumulated net realized gain (loss) on investments		(49,804,552)
Accumulated net unrealized appreciation (depreciation) on investments (including $182,654 net unrealized appreciation on financial futures)		37,599,453
Net Assets ($)		**268,161,148**

Net Asset Value Per Share	Initial Shares	Service Shares
Net Assets ($)	243,973,009	24,188,139
Shares Outstanding	12,099,714	1,200,595
Net Asset Value Per Share ($)	**20.16**	**20.15**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Investment Income ($):	
Income:	
Cash dividends (net of $5,554 foreign taxes withheld at source)	3,980,904
Interest	15,500
Income from securities lending	5,082
Total Income	**4,001,486**
Expenses:	
Investment advisory fee–Note 3(a)	1,830,182
Distribution fees–Note 3(b)	54,306
Prospectus and shareholders' reports	52,392
Professional fees	45,470
Dividends on securities sold short	25,232
Custodian fees–Note 3(b)	22,015
Trustees' fees and expenses–Note 3(c)	19,267
Shareholder servicing costs –Note 3(b)	11,950
Loan commitment fees–Note 2	2,582
Interest expense–Note 2	1,459
Registration fees	862
Miscellaneous	4,447
Total Expenses	**2,070,164**
Less–waiver of fees due to undertaking–Note 3(a)	(13,795)
Net Expenses	**2,056,369**
Investment Income–Net	**1,945,117**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments:	
Long transactions	(10,176,907)
Short sale transactions	(381,074)
Net realized gain (loss) on financial futures	251,682
Net Realized Gain (Loss)	**(10,306,299)**
Net unrealized appreciation (depreciation) on investments and securities sold short (including $203,279 net unrealized appreciation on financial futures)	66,060,660
Net Realized and Unrealized Gain (Loss) on Investments	**55,754,361**
Net Increase in Net Assets Resulting from Operations	**57,699,478**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
	2003	2002
Operations ($):		
Investment income−net	1,945,117	1,850,550
Net realized gain (loss) on investments	(10,306,299)	(35,533,732)
Net unrealized appreciation (depreciation) on investments	66,060,660	(64,066,004)
Net Increase (Decrease) in Net Assets Resulting from Operations	**57,699,478**	**(97,749,186)**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(1,830,941)	(1,780,284)
Service shares	(111,916)	(100,587)
Total Dividends	**(1,942,857)**	**(1,880,871)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	13,976,061	29,993,819
Service shares	2,244,742	13,574,671
Dividends reinvested:		
Initial shares	1,830,941	1,780,284
Service shares	111,916	100,587
Cost of shares redeemed:		
Initial shares	(49,077,987)	(97,622,710)
Service shares	(3,617,039)	(3,014,297)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(34,531,366)**	**(55,187,646)**
Total Increase (Decrease) in Net Assets	**21,225,255**	**(154,817,703)**
Net Assets ($):		
Beginning of Period	246,935,893	401,753,596
End of Period	**268,161,148**	**246,935,893**
Undistributed investment income−net	19,241	16,981

	Year Ended December 31,	
	2003	2002
Capital Share Transactions:		
Initial Shares		
Shares sold	795,436	1,644,953
Shares issued for dividends reinvested	103,244	102,406
Shares redeemed	(2,906,671)	(5,452,822)
Net Increase (Decrease) in Shares Outstanding	**(2,007,991)**	**(3,705,463)**
Service Shares		
Shares sold	131,364	690,262
Shares issued for dividends reinvested	6,527	5,941
Shares redeemed	(209,369)	(173,258)
Net Increase (Decrease) in Shares Outstanding	**(71,478)**	**522,945**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

			Year Ended December 31,		
Initial Shares	2003	2002	2001	2000	1999
Per Share Data ($):					
Net asset value, beginning of period	16.06	21.65	23.48	25.48	22.63
Investment Operations:					
Investment income–net[a]	.14	.11	.11	.14	.16
Net realized and unrealized gain (loss) on investments	4.11	(5.59)	(1.49)	(1.10)	3.64
Total from Investment Operations	4.25	(5.48)	(1.38)	(.96)	3.80
Distributions:					
Dividends from investment income–net	(.15)	(.11)	(.11)	(.15)	(.15)
Dividends from net realized gain on investments	–	–	(.11)	(.89)	(.70)
Dividends in excess of net realized gain on investments	–	–	(.23)	–	(.10)
Total Distributions	(.15)	(.11)	(.45)	(1.04)	(.95)
Net asset value, end of period	20.16	16.06	21.65	23.48	25.48
Total Return (%)	26.57	(25.33)	(5.85)	(3.78)	16.88
Ratios/Supplemental Data (%):					
Ratio of operating expenses to average net assets	.81	.80	.79	.78	.79
Ratio of interest expense, loan commitment fees and dividends on securities sold short to average net assets	.01	.00[b]	.01	–	–
Ratio of net investment income to average net assets	.81	.58	.48	.56	.67
Portfolio Turnover Rate	40.68	34.61	33.82	60.90	96.26
Net Assets, end of period ($ x 1,000)	243,973	226,548	385,569	437,407	461,392

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than .01%.
See notes to financial statements.

Service Shares	Year Ended December 31,			
	2003	2002	2001	2000[a]
Per Share Data ($):				
Net asset value, beginning of period	16.03	21.61	23.48	23.48
Investment Operations:				
Investment income–net	.11[b]	.08[b]	.06[b]	–
Net realized and unrealized gain (loss) on investments	4.10	(5.58)	(1.51)	–
Total from Investment Operations	4.21	(5.50)	(1.45)	–
Distributions:				
Dividends from investment income–net	(.09)	(.08)	(.08)	–
Dividends from net realized gain on investments	–	–	(.11)	–
Dividends in excess of net realized gain on investments	–	–	(.23)	–
Total Distributions	(.09)	(.08)	(.42)	–
Net asset value, end of period	20.15	16.03	21.61	23.48
Total Return (%)	26.36	(25.46)	(6.14)	–
Ratios/Supplemental Data (%):				
Ratio of operating expenses to average net assets	1.00	.98	1.00	–
Ratio of interest expense, loan commitment fees and dividends on securities sold short to average net assets	.01	.00[c]	.01	–
Ratio of net investment income to average net assets	.63	.43	.28	–
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation	.06	.05	.11	–
Portfolio Turnover Rate	40.68	34.61	33.82	60.90
Net Assets, end of period ($ x 1,000)	24,188	20,388	16,185	1

[a]   *The portfolio commenced offering Service shares on December 31, 2000.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Amount represents less than .01%.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Growth and Income Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a non-diversified series. The portfolio's investment objective is to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio receives net earnings credits based on available cash balances left on deposit.

The portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the portfolio's Statement of Investments. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. The portfolio declares and pays dividends from investment income-net on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $19,241, accumulated capital losses $48,105,203 and unrealized appreciation $36,082,758.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $33,853,822 of the carryover expires in fiscal 2010 and $14,251,381 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002, were as follows: ordinary income $1,942,857 and $1,880,871, respectively.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2003, was approximately $89,700, with a related weighted average annualized interest rate of 1.63%.

NOTE 3—Investment Advisory Fee and Other Transactions

With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolios' average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2003 to December 31, 2004 to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2003, the Manager waived receipt of fees of $13,795, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $54,306 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $455 pursuant to the transfer agency agreement.

The portfolio compensates Mellon under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $22,015 pursuant to the custody agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees are not charged to these money market mutual funds. During the period ended December 31, 2003, the portfolio derived $24,904 in income from these investments, which is included in dividend income in the portfolio's Statement of Operations.

NOTE 4—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales of investment securities and securities sold short, excluding short-term securities and financial futures, during the period ended December 31, 2003:

	Purchases ($)	Sales ($)
Long transactions	97,440,450	137,831,736
Short sale transactions	3,421,671	1,694,875
Total	**100,862,121**	**139,526,611**

The portfolio is engaged in short-selling which obligates the portfolio to replace the security borrowed by purchasing the security at current market value. The portfolio would incur a loss if the price of the security increases between the date of the short sale and the date on which the portfolio replaces the borrowed security. The portfolio would realize a gain if the price of the security declines between those dates.

Until the portfolio replaces the borrowed security, the portfolio will maintain daily, a segregated account with a broker, of permissible liquid assets sufficient to cover its short position. Securities sold short at December 31, 2003, and their related market values and proceeds are set forth in the Statement of Securities Sold Short.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2003, are set forth in the Statement of Financial Futures.

At December 31, 2003, the cost of investments for federal income tax purposes was $238,071,853; accordingly, accumulated net unrealized appreciation on investments was $36,025,254, consisting of $47,204,766 gross unrealized appreciation and $11,179,512 gross unrealized depreciation.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Growth and Income Portfolio

We have audited the accompanying statement of assets and liabilities, including the statements of investments, financial futures and securities sold short, of Dreyfus Variable Investment Fund, Growth and Income Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2003 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Growth and Income Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 6, 2004

IMPORTANT TAX IMFORMATION (Unaudited)

For federal tax purposes, the portfolio also designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2003 as qualifying for the corporate dividends received deduction.

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

David P. Feldman (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

James F. Henry (73)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Rosalind Gersten Jacobs (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (77)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center
  (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres Company, LLC, Senior Advisor

No. of Portfolios for which Board Member Serves: 22

——————————

Dr. Martin Peretz (64)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by
  the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

——————————

Bert W. Wasserman (71)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

——————————

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 73 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 37 investment companies (comprised of 79 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

For More Information

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Variable Investment Fund, Growth and Income Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

108AR1203

Dreyfus Variable Investment Fund, International Equity Portfolio

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

Dreyfus Variable Investment Fund,
International Equity Portfolio

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Variable Investment Fund, International Equity Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Paul Butler.

Despite headwinds caused by global economic and geopolitical uncertainty early in the year, stocks in developed and emerging markets generally gained ground in 2003. The combination of lower interest rates in many nations, a declining U.S. dollar relative to other major currencies, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel the value of international stocks higher for many investors.

While stocks in some markets may no longer be priced as attractively as they were at the start of the year, we believe that fundamentals remain generally favorable based on recent forecasts of continued global economic growth. However, our optimism is tempered by the understanding that some companies, industries, market sectors and geographic regions always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF PERFORMANCE

Paul Butler, Portfolio Manager

How did Dreyfus Variable Investment Fund, International Equity Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the portfolio produced total returns of 42.89% for its Initial shares and 42.56% for its Service shares.[1] This compares with a 38.59% total return produced by the portfolio's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), for the same period.[2]

Stock markets rallied throughout the world in 2003 as geopolitical tensions eased and the economic outlook improved. Returns from the emerging markets were particularly robust. The portfolio participated fully in the global markets' rally, producing higher returns than the MSCI EAFE Index, primarily due to its emphasis on stocks in the emerging markets of Asia, Central Europe and Latin America.

What is the portfolio's investment approach?

The portfolio focuses on individual stock selection. We do not attempt to predict interest rates or market movements, nor do we have country allocation models or targets. Rather, we choose investments on a company-by-company basis, searching for what we believe are well-managed, well-positioned companies, wherever they may be.

In choosing stocks, the portfolio establishes a global framework within which to select investments. This involves identifying and forecasting key trends in global economic variables, such as gross domestic product, inflation and interest rates; investment themes, such as the impact of new technologies and the globalization of industries and brands; relative values of equity securities, bonds and cash; and long-term trends in currency movements.

Within the markets and sectors determined to be relatively attractive, the portfolio seeks what it believes to be attractively priced companies that possess a sustainable competitive advantage in their market or sector. The portfolio generally will sell securities when themes or strategies change, or when the portfolio determines that the company's prospects have changed, or if the portfolio believes that the company's stock is fully valued by the market.

What other factors influenced the portfolio's performance?

When 2003 began, most nations appeared to be mired in economic weakness, caused in part by uncertainty surrounding the impending war in Iraq. These conditions persisted through the first quarter of the year, and stock prices generally languished.

When it became clear in March that major combat in Iraq would be concluded quickly, a veil of uncertainty was lifted from the global economy. As investors looked ahead to better economic times, sentiment improved and stocks began to rally. Most markets continued to advance through year-end as economic data confirmed that the rebound was likely to be sustained.

In this more constructive environment, the portfolio benefited from a number of factors. First, because the U.S. dollar weakened relative to the euro and other currencies, investments denominated in those currencies became more valuable in U.S. dollar terms. In addition, a stronger economy in the United States led to greater economic activity and higher stock prices in emerging markets that export goods and services to America. The portfolio benefited from this trend through its investments in Asia, Central Europe and Latin America. For example, the fund's holdings of a Brazilian energy company, an electronics firm in Korea and a Hungarian bank produced strong gains.

The portfolio also received positive contributions from its emphasis on companies that tend to do well in improving economic environments. The portfolio's relatively heavy exposure to technology companies — such as Samsung Electronics in Korea, Koninklijke (Royal) Philips Electronics in the Netherlands, Telefonaktiebolaget LM Ericsson, Cl. B in Sweden and Comverse Technology — helped fuel above-average returns.

The portfolio also held a number of European telecommunications stocks that rebounded from depressed prices, and some of the companies that we expected to benefit from corporate restructuring began to produce better results, leading to higher stock prices.

On the other hand, the portfolio's investments in Japan produced lower returns than their corresponding positions in the MSCI EAFE Index. We tended to avoid sectors of the Japanese market that we believed suffered from weak business fundamentals, including the banking and construction industries. When shares of such companies rose during the third quarter of the year, the portfolio did not participate fully in their gains.

What is the portfolio's current strategy?

We recently reduced the fund's emphasis on economically sensitive companies. Instead, we shifted assets to stocks of companies that, in our judgment, have more steadily growing and stable businesses. We have established new positions in the utilities group, including a water company in the United Kingdom and a gas company in Italy, and the consumer staples group, such as food giant Unilever. We also have increased the portfolio's holdings in the telecommunications, energy and health care groups. In our view, companies such as these are more likely to attract investor interest during the next phase of the economic cycle.

January 15, 2004

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, International Equity Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, International Equity Portfolio Initial shares and Service shares and the Morgan Stanley Capital International Europe, Australasia, Far East Index

Average Annual Total Returns *as of 12/31/03*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**5/2/94**	**42.89%**	**2.59%**	**4.48%**
Service shares	**5/2/94**	**42.56%**	**2.43%**	**4.40%**

The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. ***The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.***

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, International Equity Portfolio on 5/2/94 (inception date of Initial shares) to a $10,000 investment made in the

Morgan Stanley Capital International Europe, Australasia, Far East Index (the "Index") on that date. For comparative purposes, the value of the Index on 4/30/94 is used as the beginning value on 5/2/94.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

STATEMENT OF INVESTMENTS
December 31, 2003

Common Stocks–99.1%	Shares	Value ($)
Australia–2.9%		
Commonwealth Bank of Australia	18,920	419,121
Macquarie Infrastructure Group	139,700	357,280
Rio Tinto	9,200	257,433
		1,033,834
Austria–1.9%		
Erste Bank der oesterreichischen Sparkassen	5,730 [a]	**706,257**
Brazil–4.1%		
Aracruz Celulose, ADR	7,500	262,800
Companhia Vale do Rio Doce, ADR	4,500	231,795
Petroleo Brasileiro, ADR	36,900	983,754
		1,478,349
Canada–1.4%		
Celestica	17,000 [a]	256,713
Oncolytics Biotech	74,700 [a]	256,055
Oncolytics Biotech (Purchase Warrants)	53,925 [a]	18,317
		531,085
Chile–.4%		
Corpbanca, ADR	5,900 [a,b]	**154,285**
China–.3%		
China Life Insurance, Cl. H	144,000	**117,776**
France–9.1%		
Aventis	4,065	267,983
BNP Paribas	6,090	382,478
France Telecom	20,030 [a]	571,026
Lafarge	5,670	503,620
L'Oreal	4,230	345,915
Societe Generale	4,120	362,836
Total	2,810	521,098
Vinci	4,200	346,896
		3,301,852
Germany–5.5%		
AMB Generali Holding	5,090	377,820
BASF	6,690	375,216
Celesio	7,400	357,967

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
Deutsche Bank	6,300	522,325
SAP	2,260	378,586
		2,011,914
Greece—2.2%		
EFG Eurobank Ergasias	19,000	367,164
Public Power	16,770	413,527
		780,691
Hong Kong—.9%		
Sun Hung Kai Properties	40,000	**329,731**
Indonesia—3.5%		
PT Bank Central Asia	1,685,000	665,197
PT Hanjaya Mandala Sampoerna	1,165,000	618,982
		1,284,179
Ireland—1.1%		
Irish Life & Permanent	24,180	**389,387**
Italy—4.9%		
Assicurazioni Generali	9,800	258,917
Eni	27,600	519,464
Snam Rete Gas	63,870	269,992
Telecom Italia	216,900 [a]	440,704
UniCredito Italiano	55,600	299,388
		1,788,465
Japan—17.7%		
BRIDGESTONE	23,000	308,652
CANON	9,000	418,234
JFE Holdings	11,600	315,981
Japan Retail Fund Investment	65	417,070
KIRIN BREWERY	52,000	442,615
Kao	13,000	263,923
Kuraray	33,000	277,817
LAWSON	7,200	245,409
Mitsubishi	40,000	423,170
Mitsubishi Heavy Industries	118,000	327,473
NEC Electronics	2,800	204,433

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
NISSAN MOTOR	33,500	381,859
Nippon Building Fund	62	397,244
Nippon Yusen Kabushiki Kaisha	93,000	420,050
OLYMPUS	8,000	173,217
Shin-Etsu Chemical	5,700	232,502
Tokyo Electric Power	12,500	273,561
Tostem Inax Holding	19,000	366,269
Toyota Motor	15,300	515,794
		6,405,273
Luxembourg−.7%		
Arcelor	14,900	**259,065**
Malaysia−.7%		
Malayan Banking Berhad	101,000	**256,487**
Netherlands−.9%		
Royal Dutch Petroleum	6,050	**318,161**
Russia−.4%		
YUKOS, ADR	3,158	**132,636**
Singapore−1.8%		
MobileOne	263,000	232,318
Singapore Post	208,000	85,130
Singapore Press Holdings	30,000	333,903
		651,351
South Korea−3.9%		
KT&G, GDR	55,300 [b,c]	505,442
Samsung Electronics	1,315	497,329
Shinsegae	1,660 [a]	403,690
		1,406,461
Spain−3.4%		
Abertis Infraestructuras	19,798	298,645
Banco Santander Central Hispano	21,400	252,810
Iberdrola	14,700	289,802
Telefonica	26,103 [a]	382,260
		1,223,517

Common Stocks (continued)	Shares	Value ($)
Sweden—1.0%		
Skandinaviska Enskilda Banken	23,610	**347,703**
Switzerland—7.2%		
Nestle	2,735	681,380
Novartis	16,130	730,226
Roche Holding	6,710	674,895
UBS	7,700	525,832
		2,612,333
Taiwan—1.5%		
China Steel, GDR	21,400	356,310
Nanya Technology, GDR	28,000 [c]	189,000
		545,310
Thailand—3.3%		
Advanced Info Service	227,800	485,757
Siam Cement	100,600	700,674
		1,186,431
United Kingdom—18.4%		
AstraZeneca	12,590	602,382
BHP Billiton	31,900	277,921
Barclays	49,900	443,873
GUS	26,450	365,256
GlaxoSmithKline	33,460	764,623
HSBC Holdings	65,310	1,023,730
Prudential	43,000	362,537
Reckitt Benckiser	11,045	249,243
Severn Trent	26,300	351,681
Shell Transport & Trading	127,700	947,269
Unilever	43,100	400,699
Vodafone Group	357,175	883,165
		6,672,379
Total Common Stocks		
(cost $27,096,194)		**35,924,912**

Preferred Stocks—1.0%	Shares	Value ($)
Germany:		
Fresenius Medical Care, ADR	1	16
Henkel	4,610	359,590
Total Preferred Stocks		
(cost $285,786)		**359,606**
Investment of Cash Collateral		
for Securities Loaned—1.0%		
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund		
(cost $380,700)	380,700	**380,700**
Total Investments (cost $27,762,680)	**101.1%**	**36,665,218**
Liabilities, Less Cash and Receivables	**(1.1%)**	**(398,159)**
Net Assets	**100.0%**	**36,267,059**

a   *Non-income producing.*

b   *Securities exempt from registration under Rule 144A of Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2003, these securities amounted to $659,727 or 1.8% of net assets.*

c   *A portion of these securities are on loan. At December 31, 2003, the total market value of the portfolio's securities on loan is $370,250 and the total market value of the collateral held by the portfolio is $380,700.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $370,250)–Note 1(c)	27,762,680	36,665,218
Cash denominated in foreign currencies	108,384	108,643
Receivable for investment securities sold		247,652
Net unrealized appreciation on forward currency exchange contracts–Note 4		235,130
Dividends and interest receivable		137,538
		37,394,181
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		23,090
Cash overdraft due to Custodian		208,601
Payable for investment securities purchased		421,125
Liability for securities on loan–Note 1(c)		380,700
Payable for shares of Beneficial Interest redeemed		41,422
Accrued expenses		52,184
		1,127,122
Net Assets ($)		**36,267,059**
Composition of Net Assets ($):		
Paid-in capital		53,909,656
Accumulated distributions in excess of investment income–net		(270,048)
Accumulated net realized gain (loss) on investments		(26,519,425)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		9,146,876
Net Assets ($)		**36,267,059**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	32,891,580	3,375,479
Shares Outstanding	2,746,899	282,439
Net Asset Value Per Share ($)	**11.97**	**11.95**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Investment Income ($):	
Income:	
Cash dividends (net of $98,800 foreign taxes withheld at source)	787,795
Income from securities lending	1,727
Total Income	**789,522**
Expenses:	
Investment advisory fee–Note 3(a)	226,394
Custodian fees	60,742
Prospectus and shareholders' reports	31,025
Auditing fees	29,329
Distribution fees–Note 3(b)	6,243
Shareholder servicing costs–Note 3(b)	2,895
Trustees' fees and expenses–Note 3(c)	2,357
Legal fees	491
Loan commitment fees–Note 2	314
Miscellaneous	6,614
Total Expenses	**366,404**
Investment Income–Net	**423,118**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(435,548)
Net realized gain (loss) on forward currency exchange contracts	584,383
Net Realized Gain (Loss)	**148,835**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	10,549,372
Net Realized and Unrealized Gain (Loss) on Investments	**10,698,207**
Net Increase in Net Assets Resulting from Operations	**11,121,325**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
	2003	2002
Operations ($):		
Investment income–net	423,118	341,745
Net realized gain (loss) on investments	148,835	(3,665,694)
Net unrealized appreciation (depreciation) on investments	10,549,372	(2,702,762)
Net Increase (Decrease) in Net Assets Resulting from Operations	**11,121,325**	**(6,026,711)**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(1,283,793)	(945,989)
Service shares	(128,441)	(59,674)
Total Dividends	**(1,412,234)**	**(1,005,663)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	1,864,970	3,293,604
Service shares	1,472,940	6,548,333
Dividends reinvested:		
Initial shares	1,283,793	945,989
Service shares	128,441	59,674
Cost of shares redeemed:		
Initial shares	(6,247,084)	(10,401,400)
Service shares	(1,078,940)	(5,884,615)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(2,575,880)**	**(5,438,415)**
Total Increase (Decrease) in Net Assets	**7,133,211**	**(12,470,789)**
Net Assets ($):		
Beginning of Period	29,133,848	41,604,637
End of Period	**36,267,059**	**29,133,848**
Undistributed (distributions in excess of) investment income–net	(270,048)	75,224

	Year Ended December 31,	
	2003	2002
Capital Share Transactions:		
Initial Shares		
Shares sold	178,264	319,869
Shares issued for dividends reinvested	121,779	104,209
Shares redeemed	(651,597)	(1,038,517)
Net Increase (Decrease) in Shares Outstanding	**(351,554)**	**(614,439)**
Service Shares		
Shares sold	146,307	627,215
Shares issued for dividends reinvested	12,032	6,662
Shares redeemed	(106,682)	(556,049)
Net Increase (Decrease) in Shares Outstanding	**51,657**	**77,828**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

		Year Ended December 31,			
Initial Shares	2003	2002	2001	2000	1999
Per Share Data ($):					
Net asset value, beginning of period	8.75	10.76	15.34	22.34	14.50
Investment Operations:					
Investment income−net[a]	.14	.10	.03	.07	.06
Net realized and unrealized					
gain (loss) on investments	3.55	(1.81)	(4.50)	(3.45)	8.58
Total from Investment Operations	3.69	(1.71)	(4.47)	(3.38)	8.64
Distributions:					
Dividends from investment income−net	(.47)	(.30)	(.11)	(.05)	(.06)
Dividends from net realized					
gain on investments	−	−	−	(2.66)	(.74)
Dividends in excess of net					
realized gain on investments	−	−	−	(.91)	−
Total Distributions	(.47)	(.30)	(.11)	(3.62)	(.80)
Net asset value, end of period	11.97	8.75	10.76	15.34	22.34
Total Return (%)	42.89	(15.94)	(29.18)	(16.40)	59.76
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.19	1.14	1.08	.99	1.02
Ratio of net investment income					
to average net assets	1.42	.96	.25	.33	.38
Portfolio Turnover Rate	101.02	116.65	238.88	192.42	261.64
Net Assets, end of period ($ x 1,000)	32,892	27,117	39,961	65,854	69,208

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Service Shares	Year Ended December 31,			
	2003	2002	2001	2000[a]
Per Share Data ($):				
Net asset value, beginning of period	8.74	10.75	15.34	15.34
Investment Operations:				
Investment income (loss)−net	.12[b]	.07[b]	(.03)[b]	−
Net realized and unrealized gain (loss) on investments	3.54	(1.80)	(4.47)	−
Total from Investment Operations	3.66	(1.73)	(4.50)	−
Distributions:				
Dividends from investment income−net	(.45)	(.28)	(.09)	−
Net asset value, end of period	11.95	8.74	10.75	15.34
Total Return (%)	42.56	(16.20)	(29.35)	−
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	1.44	1.41	1.47	−
Ratio of net investment income (loss) to average net assets	1.17	.74	(.27)	−
Portfolio Turnover Rate	101.02	116.65	238.88	192.42
Net Assets, end of period ($ x 1,000)	3,375	2,017	1,644	1

[a]   *The portfolio commenced offering Service shares on December 31, 2000.*
[b]   *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the International Equity Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a non-diversified series. The portfolio's investment objective is to maximize capital growth. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation. Newton Capital Management Limited ("Newton") is the portfolio's sub-investment adviser. Newton is also a wholly-owned subsidiary of Mellon, and an affiliate of Dreyfus.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio receives net earnings credits based on available cash balances left on deposit.

The portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus as shown in the portfolio's Statement of Investments. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $215,089, accumulated capital losses $26,301,795 and unrealized appreciation $8,444,109.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $21,204,341 of the carryover expires in fiscal 2009, $3,933,328 expires in fiscal 2010 and $1,164,126 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002, were as follows: ordinary income $1,412,234 and $1,005,663, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the portfolio increased accumulated undistributed investment income-net by $643,844 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2003, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Newton, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 to $100 million	.35 of 1%
$100 million to $1 billion	.30 of 1%
$1 billion to $1.5 billion	.26 of 1%
In excess of $1.5 billion	.20 of 1%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $6,243 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $212 pursuant to the transfer agency agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each portfolio based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended December 31, 2003, amounted to $30,191,604 and $32,659,551, respectively.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2003:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation/ (Depreciation) ($)
Purchases:				
British Pounds, expiring 5/14/2004	824,416	1,356,000	1,456,471	100,471
Euro, expiring 5/14/2004	1,238,961	1,417,000	1,553,286	136,286
Japanese Yen, expiring 1/6/2004	35,641,296	333,544	331,917	(1,627)
Total				**235,130**

At December 31, 2003, the cost of investments for federal income tax purposes was $28,230,317; accordingly, accumulated net unrealized appreciation on investments was $8,434,901, consisting of $9,011,876 gross unrealized appreciation and $576,975 gross unrealized depreciation.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, International Equity Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, International Equity Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2003 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, International Equity Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 6, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the portfolio elects to provide each shareholder with their portion of the portfolio's foreign taxes paid and the income sourced from foreign countries. Accordingly, the portfolio hereby makes the following designations regarding its fiscal year ended December 31, 2003:

— the total amount of taxes paid to foreign countries was $98,800.
— the total amount of income sourced from foreign countries was $702,805.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign source income for the 2003 calendar year with Form 1099-DIV which will be mailed by January 31, 2004.

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

David P. Feldman (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

James F. Henry (73)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Rosalind Gersten Jacobs (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (77)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center
  (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres Company, LLC, Senior Advisor

No. of Portfolios for which Board Member Serves: 22

——————————

Dr. Martin Peretz (64)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by
  the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

——————————

Bert W. Wasserman (71)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

——————————

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members,
including their address is available in the fund's Statement of Additional Information which can be obtained from
Dreyfus free of charge by calling this toll free number: 1-800-554-4611.
John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 95 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 58 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of Dreyfus, and an officer of 95 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 50 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 57 years old and has been an employee of Dreyfus since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 93 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 43 years old and has been an employee of Dreyfus since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 58 portfolios) managed by Dreyfus. He is 51 years old and has been an employee of Dreyfus since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 54 years old and has been an employee of Dreyfus since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 25 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 18 investment companies (comprised of 73 portfolios) managed by Dreyfus. He is 35 years old and has been an employee of Dreyfus since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 37 investment companies (comprised of 79 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 25 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 49 years old and has been an employee of Dreyfus since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

NOTES

For More Information

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Variable Investment Fund,
International Equity Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Newton Captial Management Limited
71 Queen Victoria Street
London, EC4V 4DR
England

Custodian

The Bank of New York
100 Church Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

109AR1203

Dreyfus Variable Investment Fund, International Value Portfolio

ANNUAL REPORT December 31, 2003



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

Dreyfus Variable Investment Fund, International Value Portfolio # The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Variable Investment Fund, International Value Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, D. Kirk Henry.

Despite headwinds caused by global economic and geopolitical uncertainty early in the year, stocks in developed and emerging markets generally gained ground in 2003. The combination of lower interest rates in many nations, a declining U.S. dollar relative to other major currencies, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel the value of international stocks higher for many investors.

While stocks in some markets may no longer be priced as attractively as they were at the start of the year, we believe that fundamentals remain generally favorable based on recent forecasts of continued global economic growth. However, our optimism is tempered by the understanding that some companies, industries, market sectors and geographic regions always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF PERFORMANCE

D. Kirk Henry, Portfolio Manager

How did Dreyfus Variable Investment Fund, International Value Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the portfolio produced total returns of 36.36% for its Initial shares and 36.28% for its Service shares.[1] This compares with a 38.59% return for the portfolio's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), for the same period.[2]

We attribute the portfolio's performance to improving conditions in many global stock markets, especially during the second half of 2003. While the portfolio participated in the global markets' gains to a significant degree, its returns trailed the MSCI EAFE Index, primarily because the markets' advance was led by stocks that did not meet our value-oriented investment criteria.

What is the portfolio's investment approach?

The portfolio invests in an internationally diversified portfolio of value stocks; that is, stocks selling at what we think are attractive prices relative to their perceived intrinsic worth in their home markets based on historical measures. These measures typically include price-to-earnings, price-to-book value and price-to-cash flow ratios. Discrepancies from historical norms can be the result of short-term factors that affect market perception; that is, a stock falls out of general market favor, creating what we perceive to be a buying opportunity. The portfolio purchases the security at the depressed price, seeking to profit when perceptions change and the stock price rises to its perceived value.

When putting the value approach to work, the portfolio employs the following process: we select individual securities using a process that blends quantitative and qualitative analysis. After an initial computer screen eliminates approximately 90% of purchase candidates, analysts perform extensive fundamental research and conduct on-site visits to determine which securities we will buy for the portfolio. We can invest more or less in any given country or sector depending on the number of value opportunities that we see in a particular area.

What other factors influenced the portfolio's performance?

During the first half of 2003, improving confidence among U.S. businesses and consumers helped fuel a rally across most of the world's equity markets, particularly after the quick end of major combat operations in Iraq. In addition, the fear of global deflation prompted many central banks to keep interest rates near historic lows. Changes in currency exchange rates, a weakening dollar versus a strong euro and yen, also contributed positively to the portfolio's returns in U.S. dollar terms.

All three of Europe's largest economies, Germany, France and the U.K., contributed to the portfolio's performance during 2003. In Germany, the portfolio benefited from its holdings in E.On, a utility company; Deutsche Post, Germany's newly privatized postal service; and Deutsche Bank. The French aluminum manufacturer Pechiney benefited from a merger, after which we locked in profits by selling the stock. In the United Kingdom, the fund scored successes with GKN, an auto parts supplier whose business also includes an aerospace division, as well as Allied Domecq, the alcoholic beverage company.

On the industry group level, energy, industrials and financial stocks contributed most to the portfolio's overall performance. Winners within the energy area included oil and gas companies such as Repsol YPF, ADR in Spain, Petroleo Brasileiro, ADR in Brazil, France's Total and PetroChina. Within industrials, Vedior, a temporary personnel services company, and Buhrmann, an office supply company, both of the Netherlands, helped boost performance. Financial stocks, the benchmark's largest industry group, benefited from a favorable lending environment and increased trading income among banks with asset management divisions.

The portfolio's lack of exposure to large Japanese banks detracted from performance, causing its returns to lag its benchmark. We avoided these stocks due to balance-sheet concerns. After the government injected capital into several of these banks, investor sentiment improved and their stocks performed well. Not owning certain information technology stocks also hindered the portfolio's relative performance, but we believed these stocks were too expensive, particularly given the lack of corporate spending on IT equipment, so they did not meet our value-oriented investment criteria.

What is the portfolio's current strategy?

As of the end of the year, we have identified a diverse group of stocks that we currently believe have solid fundamentals, but whose stocks are attractively priced due to ongoing external circumstances. For example, we believe that the slowdown in travel has created opportunities to invest inexpensively in Singapore Technologies Engineering, a company that provides aircraft maintenance and rehabilitation services to the airline industry; and BAA, which owns and operates airports in the U.K., including London's Heathrow. Consumer staples have been mainly out of favor during this market rally, creating interesting investment opportunities. Heineken, the Netherlands brewer, and cosmetic company Shiseido of Japan were added to the portfolio recently. Otherwise, we have taken advantage of the extended rally among European financial stocks by locking in profits and redeploying those assets to less expensive banks, such as Bank of Ireland and Denmark's Danske Bank.

January 15, 2004

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, International Value Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*
International investing involves special risks, including changes in currency exchange rates, political, economic or social instability, a lack of comprehensive company information, differing auditing and legal standards, and less market liquidity. These risks are generally greater with emerging market countries than with more economically and politically established countries.

2 *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, International Value Portfolio Initial shares and Service shares and the Morgan Stanley Capital International Europe, Australasia, Far East Index

Average Annual Total Returns *as of 12/31/03*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**5/1/96**	**36.36%**	**5.04%**	**6.00%**
Service shares	**5/1/96**	**36.28%**	**5.06%**	**6.01%**

The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, International Value Portfolio on 5/1/96 (inception date of Initial shares) to a $10,000 investment made in the

Morgan Stanley Capital International Europe, Australasia, Far East Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

STATEMENT OF INVESTMENTS

December 31, 2003

Common Stocks—92.4%	Shares	Value ($)
Australia—2.2%		
AMP	115,612	435,686
HHG	74,974 [a]	71,084
National Australia Bank	22,361	503,757
Santos	86,600	447,516
		1,458,043
Belgium—2.4%		
Dexia	37,150 [a]	638,447
Dexia (Strip)	16,650 [a]	210
Fortis	47,970	963,806
		1,602,463
Brazil—.6%		
Petroleo Brasileiro, ADR	7,370	215,499
Telecomunicacoes Brasileiras, ADR	4,930	166,733
		382,232
Denmark—.3%		
Danske Bank	7,200 [a]	**168,452**
Finland—1.9%		
Nokia, ADR	24,830	422,110
Sampo, Cl. A	44,850	462,974
UPM-Kymmene	20,500	390,476
		1,275,560
France—6.9%		
Assurances Generales de France	4,800	260,034
Aventis	16,450	1,084,457
BNP Paribas	7,370	462,868
Compagnie Generale des Etablissements Michelin, Cl. B	11,490	525,894
Schneider Electric	5,030	328,436
Thomson	33,800	717,376
Total	6,080	1,127,499
		4,506,564
Germany—5.0%		
Deutsche Bank	5,400	447,707
Deutsche Lufthansa	21,048	350,866
Deutsche Post	28,860	592,559
E.ON	15,099	986,465
KarstadtQuelle	13,600	335,359

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
Volkswagen	10,480	584,750
		3,297,706
Greece−.9%		
Hellenic Telecommunications Organization	46,395	**612,880**
Hong Kong−1.7%		
Bank of East Asia	69,407	212,765
China Mobile (Hong Kong)	96,700	296,431
MTR	154,442	203,896
Sun Hung Kai Properties	22,200	183,001
Swire Pacific, Cl. A	33,100	203,787
		1,099,880
Ireland−1.5%		
Bank of Ireland	72,916	**990,745**
Italy−3.4%		
Banche Popolari Unite Scrl	9,945 [a]	179,670
Eni	44,095	829,920
Finmeccanica	774,540	605,133
Sanpaolo IMI	7,476	97,253
UniCredito Italiano	91,900	494,851
		2,206,827
Japan−23.8%		
AIFUL	9,050	660,756
CANON	12,000	557,646
Credit Saison	47,800	1,077,258
DENTSU	48	241,386
Eisai	23,800	640,548
FUNAI ELECTRIC	2,500	342,475
Fuji Heavy Industries	69,500	336,562
Fuji Photo Film	18,000	579,996
HONDA MOTOR	21,600	957,497
Kao	31,000	629,354
LAWSON	17,700	603,297
MABUCHI MOTOR	8,300	637,689
MINEBEA	87,000	440,752
MURATA MANUFACTURING	8,900	479,894
Matsumotokiyoshi	22,000	492,736

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
NIPPON TELEGRAPH AND TELEPHONE	89	428,506
Nippon Express	156,000	735,109
RINNAI	22,800	540,380
SFCG	3,700	473,440
SKYLARK	32,600	537,363
SUMITOMO CHEMICAL	95,800	394,334
Sekisui House	34,400	354,636
77 Bank	65,000	365,617
Shin-Etsu Chemical	14,300	583,293
Shiseido	29,000	351,900
Sumitomo Bakelite	35,000	227,836
TDK	4,900	352,282
Takeda Chemical Industries	16,500	653,055
Toyota Motor	14,400	485,454
Yamaha Motor	42,000	457,236
		15,618,287
Luxembourg−.5%		
Arcelor	17,970	**312,443**
Mexico−1.1%		
Coca-Cola Femsa, ADR	16,000	339,840
Telefonos de Mexico, ADR	11,456	378,392
		718,232
Netherlands−5.2%		
ABN AMRO	20,625	481,341
Akzo Nobel	17,650	679,487
Heineken	10,100	383,619
Hunter Douglas	8,038	375,279
Koninklijke (Royal) Philips Electronics	9,000	262,125
Koninklijke (Royal) Philips Electronics, NY shares	5,780	168,140
Royal Dutch Petroleum	7,800	410,191
Wolters Kluwer	41,089	641,006
		3,401,188
New Zealand−1.1%		
Carter Holt Harvey	179,100	220,510
Telecom Corporation of New Zealand	137,222	482,584
		703,094

Common Stocks (continued)	Shares	Value ($)
Norway−1.3%		
Norsk Hydro	8,000	492,110
Statoil	33,130	371,101
		863,211
Portugal−1.2%		
EDP	211,400	555,861
Portugal Telecom	23,985	240,801
		796,662
Singapore-1.7%		
DBS Group Holdings	89,600	775,643
MobileOne	247,600	218,715
Singapore Technologies Engineering	99,000	118,933
		1,113,291
South Africa−.5%		
Nedcor	32,200	**299,455**
South Korea−.9%		
Korea Electric Power, ADR	30,280	314,609
POSCO, ADR	8,580	291,463
		606,072
Spain−2.3%		
Endesa	43,960	843,418
Repsol YPF, ADR	32,240	630,292
		1,473,710
Sweden−.7%		
Investor, Cl. B	41,690	402,553
Nordea	10,100	75,774
		478,327
Switzerland−5.6%		
Barry Callebaut	152	30,025
Clariant	23,140 [a]	340,486
Nestle	3,685	918,056
Novartis	23,700	1,072,930
UBS	12,720	868,648
Zurich Financial Services	3,300 [a]	473,595
		3,703,740
Taiwan−.5%		
United Microelectronics, ADR	64,091 [a]	**317,250**

Common Stocks (continued)	Shares	Value ($)
United Kingdom—19.2%		
Allied Domecq	129,950	999,919
BAA	44,700	396,022
BAE SYSTEMS	130,189	391,057
BOC Group	42,999	655,199
BT Group	197,700	664,436
Barclays	73,852	656,933
Bunzl	70,432	536,605
Cadbury Schweppes	132,766	972,404
Centrica	127,100	478,784
GKN	153,050	729,551
GlaxoSmithKline	42,543	972,186
Lloyds TSB Group	45,200	361,516
Marks & Spencer Group	130,200	671,769
Old Mutual	46,750	76,786
Rexam	47,836	365,305
Rio Tinto	25,239	695,263
Royal Bank of Scotland Group	22,700	667,063
Sainsbury (J)	104,248	582,071
Scottish and Southern Energy	48,020	576,964
Shell Transport & Trading	154,955	1,149,444
		12,599,277
Total Investments (cost $48,359,581)	**92.4%**	**60,605,591**
Cash and Receivables (Net)	**7.6%**	**4,956,241**
Net Assets	**100.0%**	**65,561,832**

[a] *Non-income producing.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	48,359,581	60,605,591
Cash		3,790,019
Cash denominated in foreign currencies	1,101,066	1,161,057
Dividends receivable		126,845
Receivable for investment securities sold		77,952
Receivable for shares of Beneficial Interest subscribed		762
Prepaid expenses		1,436
		65,763,662
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		54,292
Payable for investment securities purchased		47,435
Payable for shares of Beneficial Interest redeemed		15,255
Net unrealized depreciation on forward currency exchange contracts–Note 4		783
Accrued expenses		84,065
		201,830
Net Assets ($)		**65,561,832**
Composition of Net Assets ($):		
Paid-in capital		59,503,861
Accumulated undistributed investment income–net		65,830
Accumulated net realized gain (loss) on investments		(6,318,218)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		12,310,359
Net Assets ($)		**65,561,832**

Net Asset Value Per Share	Initial Shares	Service Shares
Net Assets ($)	58,848,888	6,712,944
Shares Outstanding	4,347,426	495,064
Net Asset Value Per Share ($)	**13.54**	**13.56**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Investment Income ($):	
Income:	
Cash dividends (net of $122,639 foreign taxes withheld at source)	1,051,278
Interest	8,429
Total Income	**1,059,707**
Expenses:	
Investment advisory fee–Note 3(a)	417,040
Custodian fees	121,270
Auditing fees	33,628
Prospectus and shareholders' reports	26,059
Distribution fees–Note 3(b)	12,543
Shareholder servicing costs–Note 3(b)	7,105
Trustees' fees and expenses–Note 3(c)	3,774
Interest expense–Note 2	3,706
Legal fees	1,005
Loan commitment fees–Note 2	545
Miscellaneous	8,629
Total Expenses	**635,304**
Less–waiver of fees due to undertaking–Note 3(a)	(47,196)
Net Expenses	**588,108**
Investment Income–Net	**471,599**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(2,186,702)
Net realized gain (loss) on forward currency exchange contracts	(19,825)
Net Realized Gain (Loss)	**(2,206,527)**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	16,754,204
Net Realized and Unrealized Gain (Loss) on Investments	**14,547,677**
Net Increase in Net Assets Resulting from Operations	**15,019,276**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2003	2002
Operations ($):		
Investment income–net	471,599	335,828
Net realized gain (loss) on investments	(2,206,527)	(2,228,122)
Net unrealized appreciation (depreciation) on investments	16,754,204	(2,454,039)
Net Increase (Decrease) in Net Assets Resulting from Operations	**15,019,276**	**(4,346,333)**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(521,404)	(285,845)
Service shares	(63,290)	(40,778)
Total Dividends	**(584,694)**	**(326,623)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	108,255,429	45,164,883
Service shares	1,360,085	3,701,530
Dividends reinvested:		
Initial shares	521,404	285,845
Service shares	63,290	40,778
Cost of shares redeemed:		
Initial shares	(90,294,034)	(35,454,200)
Service shares	(769,106)	(826,483)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**19,137,068**	**12,912,353**
Total Increase (Decrease) in Net Assets	**33,571,650**	**8,239,397**
Net Assets ($):		
Beginning of Period	31,990,182	23,750,785
End of Period	**65,561,832**	**31,990,182**
Undistributed investment income–net	65,830	84,575

	Year Ended December 31,	
	2003	2002
Capital Share Transactions:		
Initial Shares		
Shares sold	9,773,093	3,969,633
Shares issued for dividends reinvested	42,253	28,146
Shares redeemed	(8,211,240)	(3,122,571)
Net Increase (Decrease) in Shares Outstanding	**1,604,106**	**875,208**
Service Shares		
Shares sold	122,495	323,257
Shares issued for dividends reinvested	5,191	4,038
Shares redeemed	(74,043)	(71,377)
Net Increase (Decrease) in Shares Outstanding	**53,643**	**255,918**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

			Year Ended December 31,		
Initial Shares	2003	2002	2001	2000	1999
Per Share Data ($):					
Net asset value, beginning of period	10.04	11.56	13.52	15.67	13.45
Investment Operations:					
Investment income—net[a]	.12	.12	.12	.11	.13
Net realized and unrealized gain (loss) on investments	3.51	(1.53)	(1.90)	(.74)	3.52
Total from Investment Operations	3.63	(1.41)	(1.78)	(.63)	3.65
Distributions:					
Dividends from investment income—net	(.13)	(.11)	(.11)	(.06)	(.13)
Dividends from net realized gain on investments	–	–	–	(1.40)	(1.30)
Dividends in excess of net realized gain on investments	–	–	(.07)	(.06)	–
Total Distributions	(.13)	(.11)	(.18)	(1.52)	(1.43)
Net asset value, end of period	13.54	10.04	11.56	13.52	15.67
Total Return (%)	36.36	(12.23)	(13.22)	(3.69)	27.82
Ratios/Supplemental Data (%):					
Ratio of operating expenses to average net assets	1.40	1.40	1.40	1.39	1.35
Ratio of interest expense and loan commitment fees to average net assets	.01	–	–	–	–
Ratio of net investment income to average net assets	1.11	1.10	.97	.78	.90
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.08	.07	.20	–	–
Portfolio Turnover Rate	107.73	47.18	49.34	37.33	41.90
Net Assets, end of period ($ x 1,000)	58,849	27,549	21,602	25,765	27,386

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Service Shares	Year Ended December 31,			
	2003	2002	2001	2000[a]
Per Share Data ($):				
Net asset value, beginning of period	10.06	11.58	13.52	13.52
Investment Operations:				
Investment income−net	.14[b]	.12[b]	.05[b]	−
Net realized and unrealized gain (loss) on investments	3.49	(1.54)	(1.81)	−
Total from Investment Operations	3.63	(1.42)	(1.76)	−
Distributions:				
Dividends from investment income−net	(.13)	(.10)	(.11)	−
Dividends in excess of net realized gain on investments	−	−	(.07)	−
Total Distributions	(.13)	(.10)	(.18)	−
Net asset value, end of period	13.56	10.06	11.58	13.52
Total Return (%)	36.28	(12.25)	(13.07)	−
Ratios/Supplemental Data (%):				
Ratio of operating expenses to average net assets	1.40	1.40	1.40	−
Ratio of interest expense and loan commitment fees to average net assets	.01	−	−	−
Ratio of net investment income to average net assets	1.29	1.07	.44	−
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.34	.26	.59	−
Portfolio Turnover Rate	107.73	47.18	49.34	37.33
Net Assets, end of period ($ x 1,000)	6,713	4,441	2,148	1

[a]   *The portfolio commenced offering Service shares on December 31, 2000.*
[b]   *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the International Value Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) **Portfolio valuation:** Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio receives net earnings credits based on available cash balances left on deposit.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $164,351, accumulated capital losses $2,998,122 and unrealized appreciation $8,891,742.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $969,976 of the carryover expires in fiscal 2009 and $2,028,146 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002 were as follows: ordinary income $584,694 and $326,623, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the portfolio increased accumulated undistributed investment income-net by $94,350, decreased accumulated net realized gain (loss) on investments by $126,835 and increased paid-in capital by $32,485. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2003 was approximately $264,700, with a related weighted average annualized interest rate of 1.40%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2003 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of 1.40% of the value of the average daily net assets of their class. During the period ended December 31, 2003, the Manager waived receipt of fees of $47,196, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $12,543 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $280 pursuant to the transfer agency agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended December 31, 2003, amounted to $58,468,402 and $43,712,692, respectively.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2003:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized (Depreciation) ($)
Sales:				
Norwegian Krone, expiring 1/5/2004	520,196	77,169	77,952	**(783)**

At December 31, 2003, the cost of investments for federal income tax purposes was $51,778,981; accordingly, accumulated net unrealized appreciation on investments was $8,826,610, consisting of $12,288,358 gross unrealized appreciation and $3,461,748 gross unrealized depreciation.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, International Value Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, International Value Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2003 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, International Value Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 6, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the portfolio elects to provide each shareholder with their portion of the portfolio's foreign taxes paid and the income sourced from foreign countries. Accordingly, the portfolio hereby makes the following designations regarding its fiscal year ended December 31, 2003:

— the total amount of taxes paid to foreign countries was $122,639.

— the total amount of income sourced from foreign countries was $671,920.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign source income for the 2003 calendar year with Form 1099-DIV which will be mailed by January 31, 2004.

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

David P. Feldman (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

James F. Henry (73)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Rosalind Gersten Jacobs (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (77)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
- Pfizer, Inc., a pharmaceutical company, Director-Emeritus
- Atom Pharm, Director
- Lazard Freres Company, LLC, Senior Advisor

No. of Portfolios for which Board Member Serves: 22

Dr. Martin Peretz (64)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University
- Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
- Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
- Digital Learning Group, LLC, an online publisher of college textbooks, Director
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

Bert W. Wasserman (71)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Financial Consultant

Other Board Memberships and Affiliations:
- Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 73 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 37 investment companies (comprised of 79 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

NOTES

For More Information

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Variable Investment Fund,
International Value Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
100 Church Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

152AR1203

Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio

ANNUAL REPORT December 31, 2003



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager and director of the Dreyfus Taxable Fixed Income Team that manages the portfolio.

The bond market produced mixed results in 2003 as investor sentiment apparently shifted from pessimism at the start of the year toward a more optimistic outlook by year-end. As the U.S. economy gathered momentum, the more interest-rate-sensitive areas of the bond market began to retreat, and U.S. government securities finished the year with modestly positive total returns. On the other hand, the bond market's more credit-sensitive areas generally benefited from the stronger economy, producing more robust gains for corporate bonds.

While recent economic developments suggest to us that interest rates are more likely to rise in 2004 than to fall further, we continue to believe that bonds deserve a prominent place in most investors' portfolios. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF PERFORMANCE

Gerald E. Thunelius, Senior Portfolio Manager
Dreyfus Taxable Fixed Income Team

How did Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the portfolio's Initial shares achieved a total return of 30.00%, and its Service shares achieved a total return of 30.28%. The portfolio generated aggregate income dividends of $0.5960 for Initial shares and $0.5990 for Service shares.[1] The Merrill Lynch High Yield Master II Index, the portfolio's benchmark, achieved a total return of 28.15% for the same period.[2]

The portfolio's strong performance was primarily the result of a sharp and sustained rally among high-yield corporate bonds, especially during the first half of 2003, when investors generally anticipated a stronger U.S. economy. The portfolio's returns were higher than its benchmark over the reporting period, primarily due to strong results from "fallen angels" held by the portfolio that rebounded from depressed price levels.

What is the portfolio's investment approach?

The portfolio seeks to maximize total return consisting of capital appreciation and current income by investing in high-yield fixed-income securities. The average effective maturity of the portfolio is limited to 5.5 years.

We normally invest most of the portfolio's assets in fixed-income securities of below investment-grade credit quality. Issuers of below investment-grade securities may be in the early stages of development or may have highly leveraged balance sheets. To compensate buyers for taking greater risks, these companies must offer higher yields than those offered by more highly rated firms.

Our approach to selecting individual issues is based on careful credit analysis. We thoroughly analyze the business, management and financial strength of each of the companies whose bonds we buy, then project each issuer's ability to repay its debt.

What other factors influenced the portfolio's performance?

When 2003 began, the U.S. economy appeared to be mired in persistent weakness as corporate scandals and rising geopolitical tensions took their toll. However, the high-yield corporate bond market had already begun to rally. Investors apparently began to recognize in late 2002 that prices of lower-rated bonds had fallen farther than may have been warranted during the economic downturn.

The Dreyfus Taxable Fixed Income Team largely shared that view, and in 2002 we began to add to the portfolio's holdings of bonds that we believed did not accurately reflect the underlying strength of their issuers' businesses. These so called "fallen angels" included bonds from energy companies, such as Calpine, Williams Cos. and El Paso, that had been subject to concerns regarding their debt loads and accounting practices; telecom providers, including Qwest and American Tower, which were hurt by industry-wide overcapacity; and media companies, such as Charter Communications Holdings/Capital and Cablevision, that suffered from competitive pressures in a competitive marketplace.

As we expected, prices of these beaten-down bonds began to recover even before business conditions actually improved, producing attractive levels of income and capital appreciation as investors began to reposition their investments for an eventual economic upturn. As a result, despite the widespread uncertainty leading up to the start of the war in Iraq, high-yield bonds continued to gain value during the first quarter of 2003. After it became clear in the spring that the end of major combat operations was in sight, high-yield corporate bonds rallied further. By mid-summer, when more tangible signs of stronger economic growth had emerged, many corporate bonds had reached prices that suggested to us that they were fully valued.

Although high-yield bonds continued to rally during the second half of the year, their rise was much more modest than it was during the first half of the year. Accordingly, we began to reposition the portfolio, locking in gains on some of the portfolio's top performers and redeploying assets to the bonds of companies that, in our judgment, enjoyed stronger cash flows and healthier balance sheets. We attempted to upgrade the portfolio's overall credit quality during the second half of the year toward the "double-B" range, which is the highest rating category for high-yield bonds. We also attempted to diversify the portfolio's sector exposure, a strategy that was designed to protect the portfolio from disproportionate losses arising from unexpected problems affecting any single holding.

What is the portfolio's current strategy?

We have continued to upgrade and diversify the portfolio in an attempt to position it for a moderate-growth environment. As a result, the portfolio's composition has moved closer to that of its benchmark. In addition, because the stronger economy has led to concerns that interest rates may begin to rise in 2004, we have generally focused on bonds that we believe are less vulnerable in a rising interest-rate environment, including higher-yielding, premium-priced bonds that, historically, have tended to retain more of their value during bond market declines. In our view, these are prudent strategies while the bond market continues to adjust to a strengthening economy.

January 15, 2004

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of these portfolios directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2003, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch High Yield Master II Index is an unmanaged performance benchmark composed of U.S. domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and greater than or equal to one year to maturity. Unlike the fund, it is not limited by any maximum average maturity.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio Initial shares and Service shares and the Merrill Lynch High Yield Master II Index

Average Annual Total Returns *as of 12/31/03*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**4/30/97**	**30.00%**	**(0.17)%**	**1.31%**
Service shares	**4/30/97**	**30.28%**	**(0.16)%**	**1.31%**

The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

Effective March 11, 2003, the portfolio changed its name from Dreyfus Variable Investment Fund, Limited Term High Income Portfolio to Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio. Also effective on that date, pursuant to action by the fund's Board of Trustees, the fund's duration restriction requirement was eliminated and the fund's maturity restriction requirement was increased from 4 years to 5.5 years. Accordingly, the Customized Limited Term High Yield Index prepared by Dreyfus that has been used in past years as a secondary benchmark index for the fund became no longer comparable. Performance for this index will not be shown this year or in subsequent years.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio on 4/30/97 (inception date of Initial shares) to a $10,000 investment made in the Merrill Lynch High Yield Master II Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged performance benchmark composed of U.S. domestic and Yankee bonds rated below investment grade with at least $100 million par amounts outstanding and greater than or equal to one year to maturity. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

December 31, 2003

Bonds and Notes−87.0%	Principal Amount [a]	Value ($)
Advertising−.3%		
RH Donnelley Financial:		
Sr. Notes, 8.875%, 2010	48,000 [b]	54,240
Sr. Sub. Notes, 10.875%, 2012	32,000 [b]	38,120
		92,360
Aerospace & Defense−.1%		
K&F Industries,		
Sr. Sub. Notes, Ser. B, 9.625%, 2010	45,000	**50,681**
Agriculture−.2%		
North Atlantic Trading,		
Sr. Notes, Ser. B, 11%, 2004	75,000	71,813
Seminis,		
Sr. Sub. Notes, 10.25%, 2013	16,000 [b]	17,280
		89,093
Airlines−.4%		
Continental Airlines,		
Notes, 8%, 2005	100,000	97,750
Delta Air Lines,		
Sr. Notes, 10%, 2008	45,000 [b]	38,700
		136,450
Automotive, Trucks & Parts−.6%		
Airxcel,		
Sr. Sub. Notes, Ser. B, 11%, 2007	23,000	19,895
Collins & Aikman Products,		
Sr. Notes, 10.75%, 2011	47,000	46,413
Federal-Mogul,		
Notes, 7.75%, 2006	65,000 [c]	14,625
HLI Operating,		
Sr. Notes, 10.5%, 2010	62,000	71,687
UIS,		
Sr. Sub. Notes, 9.375%, 2013	48,000	52,680
		205,300
Building & Construction−1.6%		
American Builders & Contractors Supply,		
Sr. Sub. Notes, Ser. B, 10.625%, 2007	182,000	189,280
Atrium Cos.,		
Sr. Sub. Notes, Ser. B, 10.5%, 2009	110,000	118,250
Owens Corning:		
Deb., 7.5%, 2018	161,000 [c]	70,840
Notes, 7.7%, 2008	250,000 [c]	110,000

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Building & Construction (continued)		
WCI Communities,		
Sr. Sub. Notes, 10.625%, 2011	67,000	76,045
		564,415
Chemicals–5.4%		
Avecia,		
Gtd. Sr. Notes, 11%, 2009	225,000	203,625
HMP Equity,		
Units, 0%, 2008	32,000 [b,d]	19,680
Huntsman,		
Secured Notes, 11.625%, 2010	349,000 [b]	357,725
Huntsman ICI Chemicals,		
Sr. Sub. Notes, 10.125%, 2009	303,000	313,605
Nalco,		
Sr. Sub. Notes, 8.875%, 2013	165,000 [b]	175,725
OM Group,		
Sr. Sub. Notes, 9.25%, 2011	59,000	61,655
PolyOne:		
Sr. Notes, 8.875%, 2012	66,000	61,050
Sr. Notes, 10.625%, 2010	96,000	96,480
Resolution Performance Products:		
Secured Notes, 8%, 2009	49,000 [b]	50,960
Sr. Sub. Notes, 13.5%, 2010	484,000	423,500
Rockwood Specialties,		
Sr. Sub. Notes, 10.625%, 2011	96,000 [b]	107,520
		1,871,525
Commercial Services–.8%		
Brickman,		
Sr. Sub. Notes, Ser. B, 11.75%, 2009	62,000	72,540
United Rentals:		
Sr. Notes, Ser. B, 10.75%, 2008	16,000	18,080
Sr. Notes, Ser. B, 10.75%, 2008	55,000	62,150
Williams Scotsman:		
Secured Notes, 10%, 2008	33,000	36,341
Sr. Notes, 9.875%, 2007	84,000	85,470
		274,581
Consumer Products–.5%		
Playtex Products,		
Sr. Sub. Notes, 9.375%, 2011	160,000	**162,400**

Bonds and Notes (continued)		Principal Amount[a]	Value ($)
Diversified Financial Services—1.9%			
Bombardier Recreational Products,			
Sr. Sub. Notes, 8.375%, 2013		49,000 [b]	51,450
Diamond,			
Notes, 10%, 2008	GBP	63,000	114,723
Finova,			
Notes, 7.5%, 2009		210,000	127,050
Stena,			
Sr. Notes, 7.5%, 2013		66,000 [b]	68,310
Trump Casino Holdings/Funding,			
First Priority Mortgage Notes, 11.625%, 2010		148,000	142,450
Williams Holdings of Delaware,			
Notes, 6.5%, 2008		140,000	145,425
			649,408
Electric Utilities—6.4%			
Allegheny Energy Statutory Trust 2001:			
Secured Notes, 10.25%, 2007		215,830 [b]	225,542
Secured Notes, 10.25%, 2007		11,169 [b]	11,113
Allegheny Energy Supply,			
Bonds, 8.25%, 2012		304,000 [b]	288,040
CMS Energy,			
Sr. Notes, 9.875%, 2007		159,000	178,080
Calpine:			
Secured Notes, 8.5%, 2010		781,000 [b]	765,380
Secured Notes, 9.875%, 2011		66,000 [b]	68,145
Reliant Resources,			
Sr. Secured Notes, 9.25%, 2010		630,000 [b]	670,950
			2,207,250
Electrical & Electronics—1.9%			
Dresser,			
Sr. Sub. Notes, 9.375%, 2011		251,000	274,217
Fisher Scientific International,			
Sr. Sub. Notes, 8%, 2013		162,000 [b]	174,555
Flextronics International,			
Sr. Sub. Notes, 6.5%, 2013		90,000	93,600
Imax,			
Sr. Notes, 9.625%, 2010		66,000 [b]	69,713
Rayovac,			
Sr. Sub. Notes, 8.5%, 2013		32,000	34,080
			646,165

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Entertainment−1.9%		
AMC Entertainment,		
Sr. Sub. Notes, 9.5%, 2009	147,000	152,145
Argosy Gaming,		
Sr. Sub. Notes, 9%, 2011	110,000	122,375
Bally Total Fitness,		
Sr. Notes, 10.5%, 2011	111,000 [b]	112,110
Old Evangeline Downs,		
Sr. Secured Notes, 13%, 2010	75,000	81,000
Regal Cinemas,		
Sr. Sub. Notes, Ser. B, 9.375%, 2012	30,000	34,050
Six Flags,		
Sr. Notes, 9.625%, 2014	63,000 [b]	66,150
Town Sports International,		
Notes, 9.625%, 2011	90,000	96,750
		664,580
Environmental Control−2.0%		
Allied Waste:		
Gtd. Sr. Notes, Ser. B, 7.625%, 2006	370,000	391,275
Sr. Notes, 7.875%, 2013	126,000	137,025
Sr. Sub. Notes, Ser. B, 10%, 2009	93,000	100,905
Synagro Technologies,		
Sr. Sub. Notes, 9.5%, 2009	61,000	66,490
		695,695
Food & Beverages−1.6%		
Agrilink Foods,		
Sr. Sub. Notes, 11.875%, 2008	16,000	17,080
Del Monte,		
Sr. Sub. Notes, 8.625%, 2012	62,000	68,200
Doane Pet Care,		
Sr. Notes, 10.75%, 2010	84,000	87,360
Dole Food:		
Deb., 8.75%, 2013	46,000	50,945
Sr. Notes, 8.625%, 2009	64,000	70,560
Sr. Notes, 8.875%, 2011	91,000	100,328
Land O'Lakes,		
Sr. Notes, 8.75%, 2011	74,000	65,120
National Beef Packing,		
Sr. Notes, 10.5%, 2011	63,000 [b]	65,205

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Food & Beverages (continued)		
Swift & Co,		
Sr. Notes, 10.125%, 2009	33,000	35,145
		559,943
Gaming & Lodging−5.1%		
Coast Hotels & Casinos,		
Sr. Sub. Notes, 9.5%, 2009	93,000	98,812
Inn of the Mountain Gods Resort & Casino,		
Sr. Notes, 12%, 2010	129,000 [b]	137,707
Kerzner,		
Notes, 8.875%, 2011	150,000	164,625
MGM Mirage:		
Notes, 8.5%, 2010	129,000	148,672
Sr. Collateralized Notes, 6.95%, 2005	18,000	18,810
Mandalay Resort,		
Sr. Notes, 6.5%, 2009	127,000	132,397
Mohegan Tribal Gaming Authority:		
Sr. Sub. Notes, 6.375%, 2009	127,000	131,762
Sr. Sub. Notes, 8.375%, 2011	63,000	68,985
Park Place Entertainment:		
Sr. Sub. Notes, 7.875%, 2005	152,000	163,210
Sr. Sub. Notes, 7.875%, 2010	79,000	87,887
Sr. Sub. Notes, 8.875%, 2008	147,000	166,845
Resorts International Hotel and Casino,		
First Mortgage, 11.5%, 2009	194,000	211,945
Station Casinos,		
Sr. Sub. Notes, 9.875%, 2010	63,000	69,615
Turning Stone Casino Entertainment,		
Sr. Notes, 9.125%, 2010	43,000 [b]	46,977
Wynn Las Vegas,		
Second Mortgage, 12%, 2010	99,000	117,068
		1,765,317
Health Care−2.9%		
Extended Stay America,		
Sr. Sub. Notes, 9.875%, 2011	50,000	56,250
Extendicare Health Services,		
Sr. Notes, 9.5%, 2010	40,000	44,600
Hanger Orthopedic,		
Sr. Notes, 10.375%, 2009	95,000	108,300

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Health Care (continued)		
HealthSouth,		
Notes, 6.875%, 2005	66,000	63,525
Sr. Notes, 7%, 2008	132,000	123,750
Mariner Health Care,		
Sr. Sub. Notes, 8.25%, 2013	163,000 [b]	165,445
Province Healthcare,		
Sr. Sub. Notes, 7.5%, 2013	170,000	170,850
Tenet HealthCare:		
Notes, 7.375%, 2013	63,000	63,630
Sr. Notes, 5%, 2007	50,000	48,625
Triad Hospitals,		
Sr. Sub. Notes, 7%, 2013	147,000 [b]	148,838
		993,813
Machinery—1.0%		
Case New Holland:		
Sr. Notes, 9.25%, 2011	96,000 [b]	108,000
Sr. Notes, 9.25%, 2011	63,000 [b]	70,875
Hawk,		
Sr. Notes, 12%, 2006	116,476	118,514
Oxford Automotive,		
Notes, 12%, 2010	66,000 [b]	56,100
		353,489
Manufacturing—2.6%		
Hexcel,		
Sr. Sub. Notes, 9.75%, 2009	237,000	249,442
JB Poindexter & Co,		
Sr. Secured Notes, 12.5%, 2007	130,000 [e]	121,712
Key Components/Finance,		
Sr. Notes, 10.5%, 2008	79,000	79,395
Ship Finance International,		
Sr. Notes, 8.5%, 2013	98,000 [b]	97,510
Tyco International:		
Gtd. Notes, 5.8%, 2006	105,000	111,563
Gtd. Notes, 6.375%, 2005	222,000	234,765
		894,387
Media—7.6%		
CSC Holdings,		
Sr. Notes, 7.875%, 2007	123,000	130,380

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Media (continued)		
Charter Communications Holdings/Capital:		
Sr. Discount Notes, 0/9.92%, 2011	92,000 [f]	79,120
Sr. Discount Notes, 0/11.75%, 2011	142,000 [f]	95,850
Sr. Discount Notes, 0/12.125%, 2011	92,000 [f]	57,040
Sr. Discount Notes, 0/13.5%, 2011	67,000 [f]	50,250
Sr. Notes, 8.75%, 2013	165,000 [b]	168,713
Sr. Notes, 10.25%, 2010	262,000 [b]	276,410
Sr. Notes, 10.75%, 2009	326,000	300,735
Dex Media West/Finance,		
Sr. Sub. Notes, 9.875%, 2013	100,000 [b]	116,750
Granite Broadcasting,		
Secured Notes, 9.75%, 2010	131,000 [b]	131,327
Gray Television,		
Sr. Sub. Notes, 9.25%, 2011	30,000	33,600
Houghton Mifflin,		
Sr. Sub. Notes, 9.875%, 2013	30,000	33,150
LBI Media,		
Sr. Discount Notes, 0/11%, 2013	97,000 [b,f]	63,292
Lodgenet Entertainment,		
Sr. Sub. Debs., 9.5%, 2013	78,000	85,800
NTL,		
Deb., 11.2%, 2007	108,000	109,620
Nexstar Finance,		
Sr. Sub. Notes, 7%, 2014	98,000 [b]	98,980
Pegasus Communications,		
Sr. Sub. Notes, Ser. B, 12.5%, 2007	467,000	443,650
Spanish Broadcasting System,		
Sr. Sub. Notes, 9.625%, 2009	331,000	354,997
		2,629,664
Mining & Metals—1.9%		
AK Steel:		
Sr. Notes, 7.75%, 2012	305,000	262,300
Sr. Notes, 7.875%, 2009	85,000	75,013
Consol Energy,		
Notes, 7.875%, 2012	223,000	235,715
U.S. Steel,		
Sr. Notes, 10.75%, 2008	66,000	77,550
		650,578

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Oil & Gas—6.2%		
Coastal,		
Sr. Debs., 6.5%, 2008	87,000	79,496
Eott Energy Partners/Finance:		
Sr. Notes, 9%, 2010	269,171	236,870
Unit, 11%, 2009	717,000 [g]	72,776
Hanover Compressor,		
Sr. Notes, 8.625%, 2010	66,000	68,970
Hanover Equipment Trust:		
Secured Notes, Ser. A, 8.5%, 2008	257,000	273,705
Sr. Secured Notes, Ser. B, 8.75%, 2011	11,000	11,715
McMoRan Exploration,		
Sr. Notes, 6%, 2008	316,000 [b]	487,825
Nuevo Energy,		
Sr. Sub. Notes, Ser. B, 9.375%, 2010	370,000	407,925
Premcor Refining:		
Sr. Notes, 9.25%, 2010	60,000	67,500
Sr. Notes, 9.5%, 2013	86,000	98,470
Trico Marine Services,		
Notes, 8.875%, 2012	178,000	130,830
Wiser Oil,		
Sr. Sub Notes, 9.5%, 2007	234,000	232,830
		2,168,912
Packaging & Containers—2.0%		
Graham Packaging,		
Sr. Sub. Notes, 8.75%, 2008	109,000 [b]	111,998
Owens-Brockway:		
Sr. Notes, 8.25%, 2013	30,000	32,363
Sr. Secured Notes, 7.75%, 2011	60,000	64,725
Sr. Secured Notes, 8.875%, 2009	50,000	55,063
Pliant:		
Secured Notes, 11.125%, 2009	31,000	33,635
Sr. Sub. Notes, 13%, 2010	62,000	57,040
Stone Container:		
Sr. Notes, 8.375%, 2012	75,000	81,750
Sr. Notes, 9.75%, 2011	180,000	199,800
Sweetheart Cup,		
Secured Notes, 9.5%, 2007	33,000 [b]	33,330

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Packaging & Containers (continued)		
Tekni-Plex,		
Sr. Sub. Notes, Ser. B, 12.75%, 2010	33,000	36,135
		705,839
Paper & Forest Products–2.9%		
Appleton Papers,		
Sr. Sub. Notes, Ser. B, 12.5%, 2008	65,000	73,775
Buckeye Technologies,		
Sr. Notes, 8.5%, 2013	80,000	86,000
Fort James,		
Sr. Notes, 6.625%, 2004	65,000	66,625
Georgia-Pacific:		
Sr. Notes, 7.375%, 2008	123,000	132,840
Sr. Notes, 8.875%, 2010	552,000	632,040
		991,280
Pipelines–4.7%		
ANR Pipeline,		
Notes, 8.875%, 2010	150,000	169,500
Dynegy:		
Secured Notes, 9.875%, 2010	121,000 [b]	136,730
Secured Notes, 10.125%, 2013	156,000 [b]	180,180
Leviathan Gas Pipeline Partners,		
Sr. Sub. Notes, 10.375%, 2009	112,000 [b]	122,080
Southern Natural Gas,		
Notes, 8.875%, 2010	123,000	138,990
Williams Cos:		
Notes, 6.5%, 2006	215,000	223,600
Notes, 6.625%, 2004	36,000	37,080
Notes, 9.25%, 2004	190,000	193,325
Putable Asset Term Securities,		
Ser. A, 6.75%, 2006	255,000	265,200
Sr. Notes, 8.625%, 2010	131,000	147,703
		1,614,388
Retail–.9%		
Buffets,		
Sr. Sub. Notes, 11.25%, 2010	31,000	33,403
Dillards,		
Notes, 6.875%, 2005	6,000	6,210
JC Penney,		
Sr. Notes, 8%, 2010	92,000	105,915
Remington Arms,		
Sr. Notes, 10.5%, 2011	23,000	24,610

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Retail (continued)		
Rite Aid:		
Secured Notes, 8.125%, 2010	60,000	64,800
Sr. Secured Notes, 12.5%, 2006	64,000	74,560
		309,498
Structured Index−14.6%		
AB Svensk Export Kredit,		
GSCI-ER Indexed Notes, 0%, 2008	380,000 [b,h]	374,946
DJ Trac-X, Credit Linked Trust Certificates		
6.05% 2009	4,559,000 [b,i]	4,690,071
		5,065,017
Technology−.3%		
AMI Semiconductor,		
Sr. Sub. Notes, 10.75%, 2013	81,000	**96,998**
Telecommunications−8.1%		
ACC Escrow,		
Sr. Notes, 10%, 2011	95,000 [b]	106,400
American Tower:		
Notes, 5%, 2010	32,000	30,640
Sr. Notes, 9.375%, 2009	291,000	311,370
Sr. Sub. Notes, 7.25%, 2011	66,000 [b]	67,485
American Tower Escrow,		
Discount Notes, 0%, 2008	30,000 [b,d]	20,850
Crown Castle International:		
Sr. Notes, 7.5%, 2013	100,000 [b]	101,000
Sr. Notes, 9.375%, 2011	150,000	167,250
Fairpoint Communications,		
Sr. Notes, 11.875%, 2010	30,000	35,100
Horizon PCS,		
Sr. Notes, 13.75%, 2011	150,000 [c]	38,250
Innova S de RL,		
Notes, 9.375%, 2013	160,000 [b]	165,000
Level 3 Financing,		
Sr. Notes, 10.75%, 2011	129,000 [b]	137,063
MJD Communications,		
Floating Rate Notes, Ser. B, 5.4075%, 2008	500,000 [j]	422,500
Metromedia Fiber Network:		
Sr. Notes, 10%, 2009	150,000 [c]	9,750
Sr. Notes, 14%, 2007	235,000 [c]	117,500
Sr. Notes, Ser. B, 10%, 2008	610,000 [b,c]	39,650
Nextel Partners,		
Sr. Notes, 12.5%, 2009	77,000	89,705

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Telecommunications (continued)		
Qwest:		
Bank Note, Ser. A, 6.50%, 2007	187,000 [j]	196,116
Bank Note, Ser. B, 6.95%, 2010	210,000 [j]	215,775
SBA Communications:		
Sr. Discount Notes, 0/9.75%, 2011	120,000 [b,f]	85,200
Sr. Notes, 10.25%, 2009	200,000	197,500
Spectrasite,		
Sr. Notes, 8.25%, 2010	93,000	99,743
U.S. Unwired,		
Sr. Sub. Discount Notes, Ser. B, 0/13.375%, 2009	66,000 [f]	48,180
Western Wireless,		
Sr. Notes, 9.25%, 2013	97,000	102,821
		2,804,848
Transportation−.6%		
TFM, S.A. de C.V.,		
Sr. Notes, 10.25%, 2007	214,000	**224,700**
Total Bonds and Notes		
(cost $28,637,893)		**30,138,574**

Preferred Stocks−3.7%	Shares	Value ($)
Commercial Services−.8%		
Kaiser Group Holdings,		
Cum., $3.85	5,166	**266,049**
Diversified Financial Services−.1%		
Williams Holdings Of Delaware,		
Cum. Conv., 2.75%	460 [b]	**30,303**
Media−2.8%		
CSC Holdings,		
Ser. H, Cum. $117.50	3,865	402,926
Paxson Communications:		
Cum., $1,325	.243	1,970
Cum. Conv., $975	50 [b]	400,641
Spanish Broadcasting System,		
Cum. Conv., Ser. A, $107.5	163 [b]	170,335
		975,872
Total Preferred Stocks		
(cost $1,115,097)		**1,272,224**

Common Stocks–2.6%	Shares	Value ($)
Oil & Gas–.6%		
Link Energy (Units)	30,923 ᵏ	**208,730**
Telecommunications–.1%		
American Tower (warrants)	30 ᵏ	4,571
Kaiser Group Holdings (rights)	17,554 ᵍ·ᵏ	0
Loral Cyberstar (warrants)	20,940 ᵏ	209
Neon Communications	10,724 ᵍ·ᵏ	34,317
Neon Communications (warrants)	10,724 ᵍ·ᵏ	0
		39,097
Textiles & Apparel–1.9%		
HCI Direct, Cl. A	60,714 ᵍ·ᵏ	**653,708**
Total Common Stocks		
(cost $1,126,103)		**901,535**
Other Investments–6.0%		
Registered Investment Companies:		
Dreyfus Institutional Cash Advantage Fund	692,667 ˡ	692,667
Dreyfus Institutional Cash Advantage Plus Fund	692,667 ˡ	692,667
Dreyfus Institutional Preferred Plus Money Market Fund	692,666 ˡ	692,666
Total Other Investments		
(cost $2,078,000)		**2,078,000**
Total Investments (cost $32,957,093)	**99.3%**	**34,390,333**
Cash and Receivables (Net)	**.7%**	**241,908**
Net Assets	**100.0%**	**34,632,241**

ᵃ Principal amount stated in U.S. Dollars unless otherwise noted:
  GBP—Great Britain Pound Sterling
ᵇ Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2003, these securities amounted to $12,644,624 or 36.5% of net assets.
ᶜ Non-income producing—security in default.
ᵈ Units represent bond with warrant attached to purchase common stock.
ᵉ Payment In Kind Bond.
ᶠ Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.
ᵍ The value of these securities has been determined in good faith under the direction of the Board of Trustees.
ʰ Security linked to Goldman Sachs Commodity Index-Excess Return.
ⁱ Security linked to a portfolio of debt securities.
ʲ Variable rate security—interest rate subject to periodic change.
ᵏ Non-income producing security.
ˡ Investments in affiliated money market mutual funds—See Note 3(d).
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2003

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	32,957,093	34,390,333
Dividends and interest receivable		591,375
Receivable for investment securities sold		4,043
Receivable for shares of Beneficial Interest subscribed		2,923
Prepaid expenses		486
		34,989,160
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		21,379
Cash overdraft due to custodian		291,142
Payable for shares of Beneficial Interest redeemed		5,947
Unrealized depreciation on swaps–Note 4		5,576
Payable for investment securities purchased		170
Accrued expenses		32,705
		356,919
Net Assets ($)		**34,632,241**
Composition of Net Assets ($):		
Paid-in capital		68,861,091
Accumulated undistributed investment income–net		36,891
Accumulated net realized gain (loss) on investments		(35,693,720)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		1,427,979
Net Assets ($)		**34,632,241**

Net Asset Value Per Share		
	Initial Shares	Service Shares
Net Assets ($)	25,570,576	9,061,665
Shares Outstanding	3,828,748	1,357,452
Net Asset Value Per Share ($)	**6.68**	**6.68**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended December 31, 2003

Investment Income ($):

Income:

Interest	2,700,208
Dividends	130,532
Total Income	**2,830,740**

Expenses:

Investment advisory fee–Note 3(a)	197,682
Auditing fees	42,951
Distribution fees–Note 3(b)	18,484
Custodian fees–Note 3(b)	15,422
Prospectus and shareholders' reports	9,403
Trustees' fees and expenses–Note 3(c)	3,239
Shareholder servicing costs–Note 3(b)	2,304
Interest expense–Note 2	1,409
Legal fees	693
Miscellaneous	18,720
Total Expenses	**310,307**
Less-waiver of fees due to undertaking–Note 3(a)	(36,594)
Net Expenses	**273,713**
Investment Income–Net	**2,557,027**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	(2,753,120)
Net realized gain (loss) on financial futures	(425,976)
Net realized gain (loss) on options transactions	5,864
Net realized gain (loss) on swap transactions	500,600
Net realized gain (loss) on forward currency exchange contracts	(24,725)
Net Realized Gain (Loss)	**(2,697,357)**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $109,688 net unrealized appreciation on financial futures)	7,845,066
Net Realized and Unrealized Gain (Loss) on Investments	**5,147,709**
Net Increase in Net Assets Resulting from Operations	**7,704,736**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2003	2002
Operations ($):		
Investment income–net	2,557,027	3,091,277
Net realized gain (loss) on investments	(2,697,357)	(7,336,450)
Net unrealized appreciation (depreciation) on investments	7,845,066	(83,344)
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,704,736**	**(4,328,517)**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(2,139,506)	(2,782,472)
Service shares	(701,661)	(547,004)
Total Dividends	**(2,841,167)**	**(3,329,476)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	4,811,283	1,660,910
Service shares	4,390,971	6,129,955
Dividends reinvested:		
Initial shares	2,139,506	2,782,472
Service shares	701,661	547,004
Cost of shares redeemed:		
Initial shares	(5,156,119)	(7,968,161)
Service shares	(2,084,080)	(3,472,239)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**4,803,222**	**(320,059)**
Total Increase (Decrease) in Net Assets	**9,666,791**	**(7,978,052)**
Net Assets ($):		
Beginning of Period	24,965,450	32,943,502
End of Period	**34,632,241**	**24,965,450**
Undistributed investment income-net	36,891	20,129

	Year Ended December 31,	
	2003	2002
Capital Share Transactions:		
Initial Shares		
Shares sold	755,152	263,095
Shares issued for dividends reinvested	337,566	452,259
Shares redeemed	(820,300)	(1,272,866)
Net Increase (Decrease) in Shares Outstanding	**272,418**	**(557,512)**
Service Shares		
Shares sold	701,874	934,734
Shares issued for dividends reinvested	110,402	90,154
Shares redeemed	(330,770)	(530,752)
Net Increase (Decrease) in Shares Outstanding	**481,506**	**494,136**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2003	2002	2001[a]	2000	1999
Per Share Data ($):					
Net asset value, beginning of period	5.63	7.33	8.47	10.44	11.80
Investment Operations:					
Investment income—net	.53[b]	.69[b]	.84[b]	1.15	1.21
Net realized and unrealized gain (loss) on investments	1.12	(1.64)	(1.07)	(1.95)	(1.38)
Total from Investment Operations	1.65	(.95)	(.23)	(.80)	(.17)
Distributions:					
Dividends from investment income—net	(.60)	(.75)	(.91)	(1.17)	(1.19)
Net asset value, end of period	6.68	5.63	7.33	8.47	10.44
Total Return (%)	30.00	(13.01)	(2.90)	(8.27)	(1.54)
Ratios/Supplemental Data (%):					
Ratio of operating expenses to average net assets	.90	.90	.90	.76	.73
Ratio of interest expense to average net assets	.00[c]	.02	.01	.23	.11
Ratio of net investment income to average net assets	8.43	10.69	10.37	11.10	10.53
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation	.06	.02	–	–	–
Portfolio Turnover Rate	258.88	436.35	198.14	15.29	52.08
Net Assets, end of period ($ x 1,000)	25,571	20,033	30,146	39,529	66,357

[a] *As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended December 31, 2001 was to decrease net investment income per share by $.05, increase net realized and unrealized gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from 11.07% to 10.37%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than .01%.*
See notes to financial statements.

		Year Ended December 31,		
Service Shares	2003	2002	2001[a]	2000[b]
Per Share Data ($):				
Net asset value, beginning of period	5.63	7.33	8.46	8.46
Investment Operations:				
Investment income—net	.53[c]	.68[c]	.79[c]	–
Net realized and unrealized gain (loss) on investments	1.12	(1.63)	(1.02)	–
Total from Investment Operations	1.65	(.95)	(.23)	–
Distributions:				
Dividends from investment income—net	(.60)	(.75)	(.90)	–
Net asset value, end of period	6.68	5.63	7.33	8.46
Total Return (%)	30.28	(13.12)	(2.95)	–
Ratios/Supplemental Data (%):				
Ratio of operating expenses to average net assets	.90	.90	.90	–
Ratio of interest expense to average net assets	.00[d]	.02	.01	–
Ratio of net investment income to average net assets	8.34	10.73	10.35	–
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation	.32	.33	.24	–
Portfolio Turnover Rate	258.88	436.35	198.14	15.29
Net Assets, end of period ($ x 1,000)	9,062	4,933	2,797	1

[a] As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended December 31, 2001 was to decrease net investment income per share by $.05, increase net realized and unrealized gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from 11.04% to 10.35%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[b] The portfolio commenced offering Service shares on December 31, 2000.

[c] Based on average shares outstanding at each month end.

[d] Amount represents less than $.01 per share.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940 as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Limited Term High Yield Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation.

At a meeting held on March 10, 2003, the Board of Trustees, on behalf of the portfolio, changed the name of the portfolio from Dreyfus Variable Investment Fund, Limited Term High Income Portfolio to Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio, which became effective on March 11, 2003.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swap transactions and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which the securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and the asked prices. Swap transactions are valued daily based upon future cash flows and other factors, such as interest rates and underlying securities. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio receives net earnings credits based on available cash balances left on deposit.

(d) Dividends to shareholders: It is the policy of the portfolio to declare and pay dividends quarterly from investment income–net. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(d) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $42,234, accumulated capital losses $35,618,035 and unrealized appreciation $1,250,462. In addition, the portfolio had $43,900 of capital losses realized after October 31, 2003, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $454,463 of the carryover expires in fiscal 2006, $5,316,701 expires in fiscal 2007, $4,480,534 expires in fiscal 2008, $10,613,045 expires in fiscal 2009, $10,693,853 expires in fiscal 2010 and $4,059,439 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002, were as follows: ordinary income $2,841,167 and $3,329,476, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the portfolio increased accumulated undistributed investment income-net by $300,902, decreased accumulated net realized gain (loss) on investments by $326,699 and increased paid-in capital by $25,797. Net assets were not affected by this reclassification

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the leveraging line during the period ended December 31, 2003 was approximately $82,600, with a related weighted average annualized interest rate of 1.71%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with the Manager, the investment advisory fee is computed at the annual rate of .65 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2003 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings exceed .90 of 1% of the value of the average daily net assets of their class. During the period ended December 31, 2003, the Manager waived receipt of fees of $36,594, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $18,484 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $59 pursuant to the transfer agency agreement.

The portfolio compensates Mellon under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $15,422 pursuant to the custody agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees are not charged to these money market mutual funds. During the period ended December 31, 2003, the portfolio derived $14,530 in income from these investments, which is included in dividend income in the portfolio's Statement of Operations.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended December 31, 2003, amounted to $76,615,806 and $74,245,816, respectively.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains and losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At December 31, 2003, there were no financial futures contracts outstanding.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At December 31, 2003, there were no forward currency exchange contracts outstanding.

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

Credit default swaps involve commitments to pay a fixed rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. Net periodic interest payments to be received or paid are accrued daily and are recorded in the Statement of Operations as an adjustment to interest income. Credit default swaps are marked-to-market daily and the change, if any, is recorded as unrealized appreciation or depreciation in the Statement of Operations. The following summarizes credit default swaps entered into by the portfolio at December 31, 2003:

Notional Amount ($)	Description	Unrealized (Depreciation) ($)
180,000	Agreement with Merrill Lynch, terminating December 20, 2008 to pay a fixed rate of 2.2% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Delhaize America, 8.125%, 4/15/2011	**(5,576)**

Total return swaps involve commitments to pay interest in exchange for a market-linked return based on a notional amount. To the extent the total return of the security or index underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the fund will receive a payment from or make a payment to the counterparty, respectively. Total return swaps are marked-to-market daily and the change, if any, is recorded as unrealized appreciation or depreciation in the Statement of Operations. Periodic payments received or made at the end of each measurement period, but prior to termination, are recorded as realized gains or losses in the Statement of Operations. At December 31, 2003, there were no total return swaps outstanding.

Realized gains and losses on maturity or termination of swaps are presented in the Statement of Operations. Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

The portfolio may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument increases between those dates. At December 31, 2003, there were no written call options outstanding.

As a writer of put options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument decreases between those dates. At December 31, 2003, there were no written put options outstanding.

At December 31, 2003, the cost of investments for federal income tax purposes was $33,134,610; accordingly, accumulated net unrealized appreciation on investments was $1,255,723, consisting of $2,227,662 gross unrealized appreciation and $971,939 gross unrealized depreciation.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund,
Limited Term High Yield Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 6, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 4.06% of the ordinary dividends paid during the fiscal year ended December 31, 2003 as qualifying for the corporate dividends received deduction.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

————————

David P. Feldman (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

————————

James F. Henry (73)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

————————

Rosalind Gersten Jacobs (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (77)
Board Member (1990)

Principal Occupation During Past 5 Years:

- President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:

- Pfizer, Inc., a pharmaceutical company, Director-Emeritus
- Atom Pharm, Director
- Lazard Freres Company, LLC, Senior Advisor

No. of Portfolios for which Board Member Serves: 22

Dr. Martin Peretz (64)
Board Member (1990)

Principal Occupation During Past 5 Years:

- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University
- Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:

- Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
- Digital Learning Group, LLC, an online publisher of college textbooks, Director
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

Bert W. Wasserman (71)
Board Member (1993)

Principal Occupation During Past 5 Years:

- Financial Consultant

Other Board Memberships and Affiliations:

- Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 73 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 37 investment companies (comprised of 79 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

For More Information

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

156AR1203

Dreyfus Variable Investment Fund, Money Market Portfolio

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

Dreyfus Variable Investment Fund,
Money Market Portfolio

The Portfolio

LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Variable Investment Fund, Money Market Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Thomas S. Riordan.

Money market yields continued to fall toward historical lows during 2003. The Federal Reserve Board reduced short-term interest rates once during the year, in late June, to their lowest level since 1958, and repeatedly reaffirmed its commitment to keeping interest rates low during the remainder of the year.

However, recent economic developments suggest to us that interest rates are more likely to rise in 2004 than to drop further, and we continue to believe that money market funds deserve consideration for the "liquid" portion of investors' portfolios. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,



Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF PERFORMANCE

Thomas S. Riordan, Portfolio Manager

How did Dreyfus Variable Investment Fund, Money Market Portfolio perform during the period?

During the 12-month period ended December 31, 2003, the portfolio produced a yield of 0.69%. Taking into account the effects of compounding, the portfolio provided an effective yield of 0.69% for the same period.[1]

What is the portfolio's investment approach?

The portfolio seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the portfolio invests in a diversified selection of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, securities issued by domestic or foreign banks, repurchase agreements, asset-backed securities, domestic and dollar-denominated foreign commercial paper and dollar-denominated obligations issued or guaranteed by foreign governments.

Normally, the portfolio invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

What other factors influenced the portfolio's performance?

Despite 12 reductions of short-term interest rates by the Fed since January 2001, the economy continued to struggle during the opening months of 2003, as the impending war in Iraq caused businesses and consumers to continue to postpone spending. As a result, U.S. GDP grew at a disappointing 1.4% annualized rate during the first quarter of the year.

However, the economic outlook began to improve in March, after it became clear that major combat in Iraq would be over quickly. As investors became more optimistic, money market yields rose at the longer end of the curve.

In May, the manufacturing sector began to show signs of more sustainable improvement, and consumer confidence rebounded. These encouraging signs were supported by gains in the stock market, low inflation, moderating oil prices, rising productivity and new tax cuts. However, at its May meeting the Fed cautioned that economic risks were "weighted toward weakness for the foreseeable future." Although the economy expanded at a greater than expected 3.3% annualized rate during the second quarter, the unemployment rate climbed to 6.4%, its highest level in nine years. To stimulate greater growth and forestall potential deflationary pressures, in late June the Fed reduced the federal funds rate by another 25 basis points to 1%, a 45-year low.

In July, new signs of economic strength created a sudden shift in investor sentiment amid concerns that rising inflation and a ballooning federal budget deficit might lead to higher interest rates. Although prices of longer-term bonds plunged and yields rose, money market yields remained relatively steady, anchored at the short end of the curve by the 1% federal funds rate.

The economy continued to improve in the fall as it became clearer that business investment and consumer spending were rebounding, even as inflation remained well under control. Jobless claims dropped in September to their lowest level in eight months, and sales at department stores rose as consumers spent their tax refunds. It was later estimated that the economy grew at a robust 8.2% annualized rate during the third quarter of 2003.

Economic indicators in October and November provided more evidence of an improving economy, including an encouraging increase in the number of jobs in the U.S. economy and a decrease in the unemployment rate to 6.0%. Orders for durable goods rose more strongly in November, suggesting that business investment was finally contributing in a meaningful way to the recovery, and consumer confidence advanced to its highest level in more than a year. As a result, yields of most U.S. Treasury securities and longer-dated money market instruments began to rise.

As was widely expected, the Fed held the overnight federal funds rate steady at its meeting in early December, and it reiterated its commitment to keeping borrowing rates low for "a considerable period." By year-end, new statistical data further confirmed that an economic recovery was well underway. The housing market remained strong, and the labor market improved modestly. At the same time, a drop in the Consumer Price Index validated the perception that inflation remains well under control.

What is the portfolio's current strategy?

For much of the reporting period we maintained the portfolio's weighted average maturity in a range longer than that of other retail money market funds. We recently reduced the portfolio's weighted average maturity in order to manage the risks of potentially rising interest rates in a recovering economy. Of course, we are prepared to adjust our strategies as economic and market conditions evolve.

January 15, 2004

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of these portfolios directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Money Market Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the portfolio is not insured or guaranteed by the FDIC or the U.S. government. Although the portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the portfolio. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

STATEMENT OF INVESTMENTS
December 31, 2003

Negotiable Bank Certificates of Deposit–13.8%	Principal Amount ($)	Value ($)
American Express Centurion Bank 1.07%, 1/26/2004	7,000,000	7,000,000
Chase Manhattan Bank USA (Yankee) 1.12%, 11/8/2004	7,000,000 [a]	7,000,000
First Tennessee Bank N.A. 1.08%, 1/8/2004	7,000,000	7,000,000
Total Negotiable Bank Certificates of Deposit (cost $21,000,000)		**21,000,000**
Commercial Paper–33.4%		
Citigroup Global Markets Holdings Inc. 1.08%, 1/9/2004	7,000,000	6,998,320
Deutsche Bank Financial LLC .98%, 1/2/2004	6,000,000	5,999,837
FCAR Owner Trust 1.09%, 1/20/2004	8,000,000	7,995,398
General Electric Capital Corp. 1.08%, 1/6/2004	7,000,000	6,998,950
General Electric Capital Services Inc. 1.12%, 4/8/2004	7,000,000	6,978,848
Morgan Stanley & Co. Inc. 1.09%, 1/23/2004	8,000,000	7,994,671
Stadshypotek Delaware Inc. 1.09%, 2/2/2004	8,000,000	7,992,249
Total Commercial Paper (cost $50,958,273)		**50,958,273**
Corporate Notes–11.1%		
Merrill Lynch & Co. Inc. 1.14%, 1/15/2004	9,000,000 [a]	9,000,805
Paradigm Funding LLC 1.15%, 8/20/2004	8,000,000 [a,b]	8,000,000
Total Corporate Notes (cost $17,000,805)		**17,000,805**
Promissory Notes–3.3%		
Goldman Sachs Group Inc. 1.24%, 1/28/2004 (cost $5,000,000)	5,000,000 [c]	**5,000,000**

Short-Term Bank Notes−4.6%	Principal Amount ($)	Value ($)

Bank One N.A.
  1.05%, 3/4/2004
  (cost $6,999,872)
	7,000,000 ᵃ	**6,999,872**

U.S. Government Agencies−22.9%		
Federal Home Loan Banks, Notes 1.06%, 7/14/2004	15,000,000	15,000,000

Federal Home Loan Mortgage Corp.,
  Discount Notes
  1.08%, 1/22/2004
	10,000,000	9,993,700

Federal National Mortgage
  Association, Notes
  1.48%, 11/30/2004−12/3/2004
	10,000,000	9,999,735

Total U.S. Government Agencies (cost $34,993,435)		**34,993,435**

Time Deposits−13.6%		
HSBC Bank USA (Grand Cayman) .94%, 1/2/2004	6,000,000	6,000,000
M & T Bank Corp. (Grand Cayman) .94%, 1/2/2004	6,000,000	6,000,000
Regions Bank (Grand Cayman) .87%, 1/2/2004	4,000,000	4,000,000
State Street Bank & Trust Co. (Grand Cayman) .93%, 1/2/2004	4,753,000	4,753,000
Total Time Deposits (cost $20,753,000)		**20,753,000**

Total Investments (cost $156,705,385)	**102.7%**	**156,705,385**
Liabilities, Less Cash and Receivables	**(2.7%)**	**(4,146,320)**
Net Assets	**100.0%**	**152,559,065**

ᵃ *Variable interest rate—subject to periodic change.*

ᵇ *Securities exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2003, this security amounted to $8,000,000 or 5.2% of net assets.*

ᶜ *This note was acquired for investment, and not with the intent to distribute or sell. This security is restricted to public resale. This security was acquired on 5/27/2003 at a cost of $5,000,000. At December 31, 2003, the aggregate value of this security was $5,000,000 or 3.3% of net assets and is valued at amortized cost.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	156,705,385	156,705,385
Cash		59,453
Interest receivable		92,539
Prepaid expenses		1,311
		156,858,688
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		67,819
Payable for shares of Beneficial Interest redeemed		4,173,822
Accrued expenses		57,982
		4,299,623
Net Assets ($)		**152,559,065**
Composition of Net Assets ($):		
Paid-in capital		152,583,267
Accumulated net realized gain (loss) on investments		(24,202)
Net Assets ($)		**152,559,065**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		152,583,267
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

8

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Investment Income ($):	
Interest Income	**2,373,788**
Expenses:	
Investment advisory fee–Note 2(a)	928,082
Custodian fees	44,208
Professional fees	34,457
Prospectus and shareholders' reports	18,730
Trustees' fees and expenses–Note 2(b)	17,848
Shareholder servicing costs–Note 2(a)	14,810
Registration fees	972
Miscellaneous	3,276
Total Expenses	**1,062,383**
Investment Income–Net	**1,311,405**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(16)**
Net Increase in Net Assets Resulting from Operations	**1,311,389**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2003	2002
Operations ($):		
Investment income–net	1,311,405	2,964,049
Net realized gain (loss) from investments	(16)	(10,974)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,311,389**	**2,953,075**
Dividends to Shareholders from ($):		
Investment income–net	**(1,311,405)**	**(2,964,049)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	458,808,838	1,012,791,163
Dividends reinvested	1,311,405	2,964,049
Cost of shares redeemed	(503,778,316)	(1,009,975,937)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(43,658,073)**	**5,779,275**
Total Increase (Decrease) in Net Assets	**(43,658,089)**	**5,768,301**
Net Assets ($):		
Beginning of Period	196,217,154	190,448,853
End of Period	**152,559,065**	**196,217,154**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.007	.015	.039	.058	.047
Distributions:					
Dividends from investment income−net	(.007)	(.015)	(.039)	(.058)	(.047)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.70	1.46	3.97	5.98	4.78
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.57	.56	.58	.60	.58
Ratio of net investment income to average net assets	.71	1.44	3.72	5.87	4.69
Net Assets, end of period ($ x 1,000)	152,559	196,217	190,449	124,375	102,727

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Money Market Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge.

It is the portfolio's policy to maintain a continuous net asset value per share of $1.00; the portfolio has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the portfolio will be able to maintain a stable net asset value per share of $1.00.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investment securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the portfolio's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost. Under the terms of the custody agreement, the portfolio receives net earnings credits based on available cash balances left on deposit.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the terms of the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains its right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the portfolio to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986 as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain.

(d) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $24,270 is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $1,106 of the carryover expires in fiscal 2006, $1,115 expires in fiscal 2007, $11,060 expires in fiscal 2008, $10,973 expires in fiscal 2010 and $16 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002, respectively, were all ordinary income.

At December 31, 2003, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .50 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $257 pursuant to the transfer agency agreement.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Money Market Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Money Market Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2003 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Money Market Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 6, 2004

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

David P. Feldman (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

James F. Henry (73)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Rosalind Gersten Jacobs (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (77)
Board Member (1990)

Principal Occupation During Past 5 Years:

- President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:

- Pfizer, Inc., a pharmaceutical company, Director-Emeritus
- Atom Pharm, Director
- Lazard Freres Company, LLC, Senior Advisor

No. of Portfolios for which Board Member Serves: 22

Dr. Martin Peretz (64)
Board Member (1990)

Principal Occupation During Past 5 Years:

- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University
- Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:

- Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
- Digital Learning Group, LLC, an online publisher of college textbooks, Director
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

Bert W. Wasserman (71)
Board Member (1993)

Principal Occupation During Past 5 Years:

- Financial Consultant

Other Board Memberships and Affiliations:

- Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 73 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 37 investment companies (comprised of 79 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

NOTES

For More Information

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

Dreyfus Variable Investment Fund, Money Market Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
100 Church Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 117AR1203

Dreyfus Variable Investment Fund, Quality Bond Portfolio

ANNUAL REPORT December 31, 2003



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

Dreyfus Variable Investment Fund,
Quality Bond Portfolio

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Variable Investment Fund, Quality Bond Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager and director of the Dreyfus Taxable Fixed Income Team that manages the portfolio.

The bond market produced mixed results in 2003 as investor sentiment apparently shifted from pessimism at the start of the year toward a more optimistic outlook by year-end. As the U.S. economy gathered momentum, the more interest-rate-sensitive areas of the bond market began to retreat, and U.S. government securities finished the year with modestly positive total returns. On the other hand, the bond market's more credit-sensitive areas generally benefited from the stronger economy, producing more robust gains for corporate bonds.

While recent economic developments suggest to us that interest rates are more likely to rise in 2004 than to fall further, we continue to believe that bonds deserve a prominent place in most investors' portfolios. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF PERFORMANCE

Gerald E. Thunelius, Senior Portfolio Manager
Dreyfus Taxable Fixed Income Team

How did Dreyfus Variable Investment Fund, Quality Bond Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the portfolio's Initial shares achieved a total return of 4.94%, and its Service shares achieved a total return of 4.78%.[1] The portfolio produced aggregate income dividends of $0.465 per share and $0.435 per share for its Initial and Service shares, respectively. In comparison, the portfolio's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 4.10% for the same period.[2]

The portfolio's returns during the reporting period can be partially attributed to its allocation to investment-grade corporate bonds and inflation-protected securities. In addition, the portfolio's light exposure to mortgage-backed securities helped the portfolio to partially avoid the decline in this sector of the bond market during the summer of 2003.

What is the portfolio's investment approach?

The portfolio seeks to maximize total return consisting of capital appreciation and current income. To achieve this objective, the portfolio invests at least 80% of its assets in bonds, including corporate bonds, mortgage-related securities, collateralized mortgage obligations ("CMOs") and asset-backed securities that, when purchased, are A-rated or better or what we believe are the unrated equivalent, and in securities issued or guaranteed by the U.S. government or its agencies or its instrumentalities. The portfolio may also invest up to 10% of its net assets in non-dollar-denominated foreign securities and up to 20% of its assets in foreign issues collectively.

Our investment approach emphasizes:

- *Fundamental economic analysis.* Our review of U.S. economic conditions helps us establish the portfolio's average duration, which is a measure of sensitivity to interest-rate changes. If interest rates appear to be rising, we will generally reduce the portfolio's average duration to keep cash available for the purchase of higher-yielding securities as they become available. If interest rates appear to be declining, we will generally increase the portfolio's average duration to lock in prevailing yields.

- *Sector allocation.* We allocate assets among the various sectors of the fixed-income marketplace according to their relative attractiveness based on prevailing and expected market and economic conditions.
- *Security selection.* We choose individual securities according to factors that include their yields, prices, liquidity and the financial health of their issuers.

What other factors influenced the portfolio's performance?

Although rising geopolitical tensions, corporate scandals and a declining stock market had taken their toll on the U.S. economy, investors apparently grew more optimistic when 2003 began. Despite widespread uncertainty leading up to major combat operations in Iraq, corporate bond prices began to rebound during the first quarter of the year as investors apparently recognized their value and looked forward to a possible economic recovery. In late March, many investors began to anticipate better business conditions for U.S. companies, and corporate bonds continued to rally.

In late 2002, it was our belief that corporate securities were priced cheaply, and as a result, the portfolio began 2003 with an overweight position in the domestic corporate sector. This helped fuel the portfolio's returns when many investors turned to investments that they believed would do well in a stronger economy. Similarly, an overweight position in Treasury Inflation Protected Securities (TIPS) helped boost performance as economic expectations improved.

Our security selection strategy also contributed positively to the portfolio's returns. Among corporate bonds, we emphasized securities from insurance, health care and cable television companies, while we maintained a lighter than average position in bonds from banks.

After the Federal Reserve Board reduced interest rates in late June to 1%, a 45-year low, signs of stronger economic growth roiled the bond market. Mortgage-backed securities were particularly hard-hit in July as refinancing activity reached record levels. However, the portfolio held fewer mortgage-backed securities than its benchmark, helping it avoid the full brunt of the market's decline.

During the remainder of 2003, the bond market recovered fitfully as it became increasingly apparent that economic growth was likely to be more moderate than investors initially had feared. In this environment, the portfolio continued to benefit from its emphasis on bonds that tend to be more sensitive to their issuers' credit quality than to interest rates. However, the margin of outperformance provided by such securities began to wane, suggesting that corporate bonds and TIPS had become more fully valued. Accordingly, we reduced our exposure to these asset classes.

What is the portfolio's current strategy?

As of year-end, we have moved the portfolio's sector allocations closer to that of the Index. Although we continue to maintain a relatively overweight position in corporate bonds and underweight positions in U.S. government and mortgage-backed securities, differences compared to the benchmark are less than when the year began. In our view, this is a prudent strategy while the bond market continues to adjust to a more robust economic environment.

January 15, 2004

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Quality Bond Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Quality Bond Portfolio Initial shares and Service shares and the Lehman Brothers U.S. Aggregate Index

Average Annual Total Returns *as of 12/31/03*

	1 Year	5 Years	10 Years
Initial shares	**4.94%**	**6.09%**	**6.28%**
Service shares	**4.78%**	**5.94%**	**6.20%**

The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Quality Bond Portfolio on 12/31/93 to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from December 31, 1993, through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

STATEMENT OF INVESTMENTS

December 31, 2003

Bonds and Notes—106.6%	Principal Amount [a]	Value ($)
Aerospace & Defense—.8%		
Boeing Capital,		
Sr. Notes, 4.75%, 2008	738,000	762,122
General Dynamics,		
Sr. Notes, 4.5%, 2010	1,002,000	1,025,575
		1,787,697
Agriculture—.4%		
Bunge Ltd. Finance,		
Notes, 4.375%, 2008	1,015,000 [b]	**1,022,116**
Airlines—.7%		
American Airlines:		
Notes, 3.857%, 2010	656,000	648,741
Pass-Through Ctfs.,		
Ser. 1999-1, 7.024%, 2009	413,000	412,464
Continental Airlines,		
Pass-Through Ctfs.,		
Ser. 1998-1, Cl. A, 6.648%, 2017	108,355	105,930
Delta Air Lines,		
Pass Through Ctfs.,		
Ser. 2001-1, 7.111%, 2011	413,000	416,717
USAir,		
Enhanced Equipment Notes,		
Ser. C, 8.93%, 2009	270,471 [c]	2,705
		1,586,557
Asset-Backed Ctfs./Credit Cards—.9%		
MBNA Master Credit Card Note Trust,		
Ser. 2002-C1, Cl. 1, 6.8%, 2014	1,850,000	**2,014,498**
Banking—.9%		
Dresdner Funding Trust I,		
Bonds, 8.151%, 2031	465,000 [b]	532,359
Rabobank Capital Funding II,		
Bonds, 5.26%, 2049	800,000 [b]	804,000
Sovereign Bancorp,		
Sr. Notes, 10.5%, 2006	597,000	706,545
		2,042,904
Commercial Mortgage Pass-Through Ctfs.—2.5%		
CS First Boston Mortgage Securities,		
Ser. 1998-C1, Cl. C, 6.78%, 2040	3,355,000	3,681,839
GS Mortgage Securities II,		
Ser. 2001-LIBA, Cl. A2, 6.615%, 2016	1,948,000 [b]	2,150,285
		5,832,124

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Commercial Services—.6%		
Cendant,		
Notes, 7.125%, 2015	748,000	846,291
McKesson,		
Notes, 7.75%, 2012	501,000	590,264
		1,436,555
Consumer Products—.6%		
Kimberly-Clark,		
Notes, 5%, 2013	1,350,000	**1,382,524**
Diversified Financial Services—4.5%		
American Express,		
Notes, 4.875%, 2013	1,104,000	1,108,418
CIT,		
Sr. Notes, 4.75%, 2010	1,118,000	1,126,648
Farmers Exchange Capital,		
Trust Surplus Note Securities, 7.05%, 2028	595,000 [b]	558,464
Ford Motor Credit:		
Global Landmark Securities, 5.625%, 2008	1,769,000	1,817,916
Global Landmark Securities, 6.5%, 2007	734,000 [d]	782,416
GMAC,		
Medium-Term Notes, 2.41%, 2005	1,777,000 [e]	1,791,284
General Electric Capital:		
Medium-Term Notes, Ser. A, 6.75%, 2032	591,000	656,483
Global Medium-Term Notes, Ser. A, 4.25%, 2010	992,000	988,554
SLM,		
Medium Term Notes, Ser. A, 5%, 2013	1,750,000 [d]	1,742,174
		10,572,357
Electric Utilities—2.4%		
CenterPoint Energy Houston Electric,		
Notes, 6.95%, 2033	1,184,000 [b]	1,315,925
Consolidated Edison of New York,		
Debs. 4.875%, 2013	1,500,000	1,513,085
Public Service Co. of Colorado,		
First Collateral Trust Bonds,		
Ser.12, 4.875%, 2013	1,057,000	1,058,479
SCANA,		
Sr. Notes, 1.62%, 2006	702,000 [e]	702,280
Salt River Project Agricultural		
Improvement & Power,		
Bonds, 5%, 2012	865,000	969,431
		5,559,200

STATEMENT OF INVESTMENTS *(continued)*

Bonds and Notes (continued)		Principal Amount [a]	Value ($)
Food & Beverages–.3%			
Miller Brewing, Notes, 4.25%, 2008		700,000 [b]	**710,070**
Foreign/Governmental–7.4%			
Canadian Government, Notes, 5.25%, 2013	CAD	4,785,000	3,867,010
Iceland Rikisbref, Notes, 7.25%, 2013	ISK	181,115,000	2,441,234
New Zealand Government Bond:			
Bonds, Ser. 404, 8%, 2004	NZD	5,115,000	3,376,639
Bonds, Ser. 413, 6.5%, 2013	NZD	2,200,000	1,499,149
Spain Letras del Tesoro, Bills, 0%, 6/18/2004	EUR	5,000,000	6,231,369
			17,415,401
Gaming & Lodging–.3%			
Resorts International Hotel and Casino, First Mortgage, 11.5%, 2009		560,000 [b]	**611,800**
Healthcare–2.6%			
Becton Dickinson & Co., Notes, 4.9%, 2018		1,500,000	1,470,471
Bristol-Myers Squibb, Notes, 5.75%, 2011		749,000	810,657
Eli Lilly & Co., Notes, 4.5%, 2018		812,000	767,174
HCA, Notes, 7.125%, 2006		500,000	542,017
Manor Care, Gtd. Notes, 6.25%, 2013		465,000	492,319
Wyeth, Notes, 5.5%, 2014		2,000,000	2,026,716
			6,109,354
Manufacturing–.9%			
General Electric, Notes, 5%, 2013		1,225,000	1,241,130
Tyco International, Gtd. Notes, 5.8%, 2006		780,000	828,750
			2,069,880
Media–1.4%			
British Sky Broadcasting, Sr. Notes, 8.2%, 2009		382,000	455,396

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Media (continued)		
COX Communications,		
Notes, 6.75%, 2011	664,000	753,345
Comcast,		
Sr. Notes, 6.5%, 2015	1,115,000 [d]	1,212,690
InterActive,		
Notes, 7%, 2013	910,000 [d]	1,005,046
		3,426,477
Mining & Metals—1.3%		
Alcoa,		
Notes, 6%, 2012	1,050,000	1,142,925
Commerical Metals,		
Notes, 5.625%, 2013	985,000 [b]	1,005,841
Placer Dome,		
Debs., Ser. B, 8.5%, 2045	725,000	854,479
		3,003,245
Municipals—1.0%		
Golden State Tobacco Securitization,		
Bonds, 5.5%, 2018	846,000	873,994
State of Connecticut,		
Bonds, 5%, 2010	575,000	648,577
State of Maryland,		
Bonds, 5%, 2011	800,000	904,144
		2,426,715
Oil & Gas—.8%		
Petro-Canada,		
Notes, 4%, 2013	383,000	354,444
Plains All American Pipeline,		
Sr. Notes, 5.625%, 2013	1,505,000 [b]	1,525,694
		1,880,138
Property-Casualty Insurance—.9%		
Fund American Cos.,		
Notes, 5.875%, 2013	625,000	633,707
Markel,		
Notes, 6.8%, 2013	513,000	542,061
Metlife,		
Sr. Notes, 5.375%, 2012	805,000 [d]	830,382
		2,006,150

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Residential Mortgage Pass-Through Ctfs.–2.1%		
Ameriquest Mortgage Securities, Ser. 2003-IA1, Cl. A4, 4.965%, 2033	3,500,000	3,500,000
Chase Mortgage Finance, Ser. 1999-S12, Cl. B1, 7.25%, 2029	1,424,719	1,492,250
Residential Funding Mortgage Securities I, Ser. 1998-NS1, Cl. B1, 6.375%, 2009	72,198 [b]	75,382
		5,067,632
Structured Index–6.0%		
AB Svensk Exportkredit, GSCI-ER Indexed Notes, 0%, 2008	4,550,000 [b,f]	4,489,485
HSBC Bank USA TIGERS:		
Medium Term Notes, Ser. 2003-2, 4.02%, 2008	2,556,000 [b,e,g]	2,555,082
Medium Term Notes, Ser. 2003-3, 4.02%, 2008	6,900,000 [b,e,g]	6,920,700
		13,965,267
Technology–.9%		
Hewlett-Packard, Notes, 5.75%, 2006	1,037,000	1,123,425
IBM, Sr. Notes, 4.75%, 2012	1,055,000	1,059,133
		2,182,558
Telecommunications–.2%		
AT&T, Sr. Notes, 8.5%, 2031	465,000	**545,259**
Transportation–.2%		
Puerto Rico Highway & Transportation Authority, Bonds, 5.5%, 2012	335,000	**391,592**
U.S. Government–25.8%		
U.S. Treasury Bonds, 5.375%, 2/15/2031	11,469,000	11,964,002
U.S. Treasury Inflation Protection Securities, Principal Strips, 0%, 4/15/2029	2,500,000 [h]	1,578,957
U.S. Treasury Notes:		
3%, 1/31/2004	10,000,000 [d,i]	10,018,700
4.25%, 11/15/2013	34,349,000 [d]	34,321,864
7.5%, 2/15/2005	2,308,000 [d]	2,468,014
		60,351,537
U.S. Government Agencies–9.9%		
Federal Home Loan Banks, Bonds, 1.625%, 6/15/2005	23,190,000	**23,203,056**

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
U.S. Government Agencies/ Mortgage Backed—30.3%		
Federal Home Loan Mortgage Corp., REMIC Trust, Gtd. Pass-Through Ctfs. (Interest Only Obligations):		
Ser. 1916, Cl. PI, 7%, 12/15/2011	522,849 [j]	47,130
Ser. 1999, Cl. PW, 7%, 8/15/2026	102,740 [j]	1,083
Federal National Mortgage Association:		
6%, 1/1/2029-12/1/2032	2,521,678	2,608,920
6.88%, 2/1/2028	1,308,029	1,428,928
7%, 6/1/2029-9/1/2029	552,758	585,924
Government National Mortgage Association I:		
5.5%, 4/15/2033	12,959,068	13,193,002
6%	28,295,000 [k]	29,408,974
6%, 2/15/2029-2/15/2033	9,707,642	10,101,665
6.5%	12,700,000 [k]	13,386,562
Project Loan, 8%, 9/15/2008	116,176	123,074
Government National Mortgage Association II, 7%, 9/20/2028-7/20/2029	86,426	91,988
		70,977,250
Total Bonds and Notes (cost $247,128,343)		**249,579,913**

Preferred Stocks—1.0%	Shares	Value ($)
Financial—.7%		
General Motors, Ser. B, Conv. Cum., $1.3125	60,000	**1,612,200**
Telecommunications—.3%		
Motorola, Cum. Conv., $3.50 (units)	13,766 [l]	**592,153**
Total Preferred Stocks (cost $2,161,300)		**2,204,353**

Options—.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options;		
Interest Rate Swaption, March 2004@ 4.37% (cost $147,962)	8,860,000	**63,364**

Other Investments—10.0%	Shares		Value ($)
Registered Investment Companies:			
Dreyfus Institutional Cash Advantage Fund	7,837,000	m	7,837,000
Dreyfus Institutional Cash Advantage Plus Fund	7,837,000	m	7,837,000
Dreyfus Institutional Preferred Plus Money Market Fund	7,837,000	m	7,837,000
Total Other Investments (cost $23,511,000)			**23,511,000**

Short-Term Investments—2.3%	Principal Amount [a]		Value ($)
U.S. Treasury Bills; .98%, 1/2/2004 (cost $5,451,372)	5,475,000	i	**5,452,388**

Investment of Cash Collateral for Securities Loaned—8.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $20,557,184)	20,557,184	**20,557,184**

Total Investments (cost $298,957,161)	**128.7%**	**301,368,202**
Liabilities, Less Cash and Receivables	**(28.7%)**	**(67,274,065)**
Net Assets	**100.0%**	**234,094,137**

[a] *Principal amount stated in U.S Dollars unless otherwise noted:*
CAD—Canadian Dollars
EUR—Euros
ISK—Icelandic Krona
NZD—New Zealand Dollars

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2003, these securities amounted to $24,277,203 or 10.4% of net assets.*

[c] *Non-income producing—security in default.*

[d] *All or a portion of these securities are on loan. At December 31, 2003, the total market value of the portfolio's securities on loan is $19,833,564 and the total market value of the collateral held by the portfolio is $20,557,184.*

[e] *Variable rate security—interest rate subject to periodic change.*

[f] *Security linked to Goldman Sachs Commodity Index—Excess Return.*

[g] *Security linked to a portfolio of debt securities.*

[h] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*

[i] *Partially or wholly held by a broker as collateral for open financial futures positions.*

[j] *Notional face amount shown.*

[k] *Purchased on a forward commitment basis.*

[l] *Units represent a contract to purchase shares of common stock for $50 on November 16, 2004 and a senior note with a principal of $50.*

[m] *Investments in affiliated money market mutual funds—See Note 3(d).*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2003

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 12/31/2003 ($)
Financial Futures Short				
90 Day Euro	418	102,666,025	September 2004	(51,987)
U.S. Treasury 2 Year Notes	157	33,605,359	March 2004	(40,285)
				(92,272)

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

December 31, 2003

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
Interest Rate Swaption, March 2004@ 3.87% (Premiums received $60,248)	8,860,000	**9,075**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $19,833,564)–Note 1(c)	298,957,161	301,368,202
Cash denominated in foreign currencies	2,446,819	2,601,134
Receivable for investment securities sold		22,475,801
Dividends and interest receivable		1,940,995
Receivable for shares of Beneficial Interest subscribed		60,892
Prepaid expenses		5,976
		328,453,000
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		147,973
Cash overdraft due to Custodian		6,732,274
Payable for investment securities purchased		66,323,149
Liability for securities on loan–Note 1(c)		20,557,184
Net unrealized depreciation of forward currency exchange contracts–Note 4		361,840
Payable for open swaps–Note 4		71,699
Payable for shares of Beneficial Interest redeemed		71,481
Unrealized depreciation on swaps–Note 4		28,407
Outstanding options written, at value (premiums received $60,248)–See Statement of Options Written		9,075
Payable for futures variation margin–Note 4		8,805
Accrued expenses and other liabilities		46,976
		94,358,863
Net Assets ($)		**234,094,137**
Composition of Net Assets ($):		
Paid-in capital		233,436,607
Accumulated undistributed investment income–net		182,346
Accumulated net realized gain (loss) on investments		(1,537,579)
Accumulated net unrealized appreciation (depreciation) on investments [including ($92,272) net unrealized depreciation on financial futures]		2,012,763
Net Assets ($)		**234,094,137**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	173,533,512	60,560,625
Shares Outstanding	15,084,550	5,277,150
Net Asset Value Per Share ($)	**11.50**	**11.48**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Investment Income ($):	
Income:	
Interest	8,688,499
Cash dividends	542,056
Income from securities lending	21,832
Total Income	**9,252,387**
Expenses:	
Investment advisory fee–Note 3(a)	1,633,438
Distribution fees–Note 3(b)	152,108
Prospectus and shareholders' reports	55,152
Custodian fees–Note 3(b)	46,329
Professional fees	42,728
Trustees' fees and expenses–Note 3(c)	22,579
Shareholder servicing costs–Note 3(b)	18,609
Interest expense–Note 2	883
Miscellaneous	31,385
Total Expenses	**2,003,211**
Investment Income–Net	**7,249,176**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	10,623,693
Net realized gain (loss) on options transactions	52,359
Net realized gain (loss) on financial futures	(901,520)
Net realized gain (loss) on swap transactions	(41,297)
Net realized gain (loss) on forward currency exchange contracts	(639,833)
Net Realized Gain (Loss)	**9,093,402**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options and swap transactions [including ($92,272) net unrealized depreciation on financial futures]	(4,140,291)
Net Realized and Unrealized Gain (Loss) on Investments	**4,953,111**
Net Increase in Net Assets Resulting from Operations	**12,202,287**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
	2003	2002
Operations ($):		
Investment income–net	7,249,176	11,001,031
Net realized gain (loss) on investments	9,093,402	(558,850)
Net unrealized appreciation (depreciation) on investments	(4,140,291)	7,581,366
Net Increase (Decrease) in Net Assets Resulting from Operations	**12,202,287**	**18,023,547**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(7,431,703)	(9,812,698)
Service shares	(2,243,270)	(2,083,091)
Net realized gain on investments:		
Initial shares	(3,720,234)	–
Service shares	(1,287,319)	–
Total Dividends	**(14,682,526)**	**(11,895,789)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	26,043,929	45,075,486
Service shares	10,025,145	36,277,905
Dividends reinvested:		
Initial shares	11,151,937	9,812,698
Service shares	3,530,589	2,083,091
Cost of shares redeemed:		
Initial shares	(56,391,243)	(56,303,393)
Service shares	(10,271,117)	(5,108,691)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(15,910,760)**	**31,837,096**
Total Increase (Decrease) in Net Assets	**(18,390,999)**	**37,964,854**
Net Assets ($):		
Beginning of Period	252,485,136	214,520,282
End of Period	**234,094,137**	**252,485,136**
Undistributed investment income–net	182,346	168,327

| | Year Ended December 31, | |
	2003	2002
Capital Share Transactions:		
Initial Shares		
Shares sold	2,213,000	3,952,537
Shares issued for dividends reinvested	956,206	859,867
Shares redeemed	(4,785,625)	(4,922,208)
Net Increase (Decrease) in Shares Outstanding	**(1,616,419)**	**(109,804)**
Service Shares		
Shares sold	854,415	3,187,587
Shares issued for dividends reinvested	303,751	182,766
Shares redeemed	(869,193)	(447,023)
Net Increase (Decrease) in Shares Outstanding	**288,973**	**2,923,330**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2003	2002	2001[a]	2000	1999
Per Share Data ($):					
Net asset value, beginning of period	11.65	11.37	11.39	10.89	11.50
Investment Operations:					
Investment income−net	.35[b]	.54[b]	.65[b]	.68	.62
Net realized and unrealized gain (loss) on investments	.21	.32	.10	.50	(.61)
Total from Investment Operations	.56	.86	.75	1.18	.01
Distributions:					
Dividends from investment income−net	(.46)	(.58)	(.69)	(.68)	(.62)
Dividends from net realized gain on investments	(.25)	−	(.08)	−	−
Total Distributions	(.71)	(.58)	(.77)	(.68)	(.62)
Net asset value, end of period	11.50	11.65	11.37	11.39	10.89
Total Return (%)	4.94	7.76	6.69	11.20	.18
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.74	.72	.75	.72	.74
Ratio of net investment income to average net assets	2.96	4.70	5.57	6.12	5.66
Portfolio Turnover Rate	898.18[c]	877.87	1,105.61	917.75	521.51
Net Assets, end of period ($ x 1,000)	173,534	194,519	191,089	148,885	135,822

[a] As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001, was to decrease net investment income per share by $.04, increase net realized and unrealized gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 5.91% to 5.57%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.
[b] Based on average shares outstanding at each month end.
[c] The portfolio turnover rate excluding mortgage dollar roll transactions was 755.08%.
See notes to financial statements.

Service Shares	Year Ended December 31,			
	2003	2002	2001[a]	2000[b]
Per Share Data ($):				
Net asset value, beginning of period	11.62	11.35	11.39	11.39
Investment Operations:				
Investment income−net	.31[c]	.50[c]	.58[c]	−
Net realized and unrealized gain (loss) on investments	.24	.32	.14	−
Total from Investment Operations	.55	.82	.72	−
Distributions:				
Dividends from investment income−net	(.44)	(.55)	(.68)	−
Dividends from net realized gain on investments	(.25)	−	(.08)	−
Total Distributions	(.69)	(.55)	(.76)	−
Net asset value, end of period	11.48	11.62	11.35	11.39
Total Return (%)	4.78	7.47	6.37	−
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.99	.97	1.01	−
Ratio of net investment income to average net assets	2.66	4.39	5.24	−
Portfolio Turnover Rate	898.18[d]	877.87	1,105.61	917.75
Net Assets, end of period ($ x 1,000)	60,561	57,966	23,431	1

[a] *As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001, was to decrease net investment income per share by $.03, increase net realized and unrealized gain (loss) on investments per share by $.03 and decrease the ratio of net investment income to average net assets from 5.57% to 5.24%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.*

[b] *The portfolio commenced offering Service shares on December 31, 2000.*

[c] *Based on average shares outstanding at each month end.*

[d] *The portfolio turnover rate excluding mortgage dollar roll transactions was 755.08%..*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Quality Bond Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective will be to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations, expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swap transactions and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio's securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices. Swap transactions are valued daily based upon future cash flows and other factors, such as interest rates and underlying securities. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign with-holding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio received net earnings credits of $2,936 during the period ended December 31, 2003, based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the portfolio's Statement of Investments. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $384,575 and unrealized appreciation $2,055,959. In addition, the portfolio had $1,964,950 of capital losses realized after October 31, 2003, which were deferred for tax purposes to the first day of the following fiscal year.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002, were as follows: ordinary income $14,365,945 and $11,895,789, respectively and long-term capital gains $316,581 and $0, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the portfolio increased accumulated undistributed investment income-net by $2,439,816, decreased accumulated net realized gain (loss) on investments by $2,585,759 and increased paid-in capital by $145,943. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under both arrangements during the period ended December 31, 2003, was approximately $60,300, with a related weighted average annualized interest rate of 1.47%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .65 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $152,108 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $489 pursuant to the transfer agency agreement.

The portfolio compensates Mellon under a custody agreement to provide custodial services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $46,329 pursuant to the custody agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees are not charged to these accounts. During the period ended December 31, 2003, the portfolio derived $290,478 in income from these investments, which is included in dividend income in the portfolio's Statement of Operations.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, forward currency exchange contracts, options transactions and swap transactions, during the period ended December 31, 2003, amounted to $2,234,379,476 and $2,247,885,926, respectively, of which $355,972,358 in purchases and $357,053,309 in sales were from dollar roll transactions.

The portfolio may enter into dollar roll transactions with respect to mortgage-backed securities. In a dollar roll transaction, the portfolio sells mortgage-backed securities to a financial institution and simultaneously agrees to accept substantially similar (same type, coupon and maturity) securities at a later date, at an agreed upon price.

The portfolio may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument decreases between those dates. The following summarizes the portfolio's call/put options written for the period ended December 31, 2003.

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated Cost ($)	Options Terminated Net Realized Gain ($)
Contracts outstanding December 31, 2002	–	–		
Contracts written	17,720,000	147,962		
Contracts closed	8,860,000	87,714	68,886	18,828
Contracts outstanding December 31, 2003	**8,860,000**	**60,248**		

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2003, are set forth in the Statement of Financial Futures.

The portfolio may enter into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange

rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2003.

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized (Depreciation) ($)
Purchases:				
Japanese Yen, Expiring 3/31/2004	178,028,754	1,669,124	1,662,422	(6,702)
Sales:		**Proceeds ($)**		
Canadian Dollar, Expiring 3/2/2004	2,500,000	1,912,924	1,925,150	(12,226)
Canadian Dollar, Expiring 3/4/2004	2,285,000	1,750,622	1,759,465	(8,843)
Euro, Expiring 3/3/2004	2,500,000	2,992,700	3,140,250	(147,550)
Euro Expiring 3/4/2004	2,500,000	3,011,325	3,140,250	(128,925)
New Zealand Dollar, Expiring 3/3/2004	1,279,000	814,263	832,118	(17,855)
New Zealand Dollar, Expiring 3/4/2004	1,279,000	817,575	831,990	(14,415)
New Zealand Dollar, Expiring 3/5/2004	2,558,000	1,638,655	1,663,979	(25,324)
Total				**(361,840)**

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

Credit default swaps involve commitments to pay a fixed rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. Net periodic interest payments to be received or paid are accrued daily and are recorded in the Statement of Operations as an adjustment to interest income. Credit default swaps are marked-to-market daily and the change, if any, is recorded as unrealized appreciation or depreciation in the Statement of Operations. The following summarizes credit default swaps entered into by the portfolio at December 31, 2003:

Notional Amount ($)	Description	Unrealized Appreciation/ (Depreciation) ($)
950,000	Agreement with Merrill Lynch terminating June 20,2008 to pay a fixed rate of .34% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Bear Stearns, 7.625%, 12/7/2009	399
950,000	Agreement with Merrill Lynch terminating June 20,2008 to pay a fixed rate of .36% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Bear Stearns, 7.625%, 12/7/2009	(399)
1,300,000	Agreement with Merrill Lynch terminating September 20,2008 to pay a fixed rate of .38% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Bear Stearns, 7.625%, 12/7/2009	(1,723)
1,900,000	Agreement with Merrill Lynch terminating June 20,2008 to pay a fixed rate of .51% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Countrywide Home Loans, 5.625%, 7/15/2009	(13,935)
1,300,000	Agreement with Merrill Lynch terminating September 20,2008 to pay a fixed rate of .59% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Countrywide Home Loans, 5.625%, 7/15/2009	(14,199)

Notional Amount ($)	Description	Unrealized Appreciation/ (Depreciation) ($)
1,620,000	Agreement with Merrill Lynch terminating December 20,2008 to pay a fixed rate of .29% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Federal Home Loan Mortgage Corp., 5.75%, 1/15/2012	750
1,615,000	Agreement with Merrill Lynch terminating December 20,2008 to pay a fixed rate of .30% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Federal Home Loan Mortgage Corp., 5.75%, 1/15/2012	0
6,379,000	Agreement with Merrill Lynch terminating March 20,2009 to pay a fixed rate of .60% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on iBoxx, 3/20/2009	1,632
1,900,000	Agreement with Merrill Lynch terminating June 20,2008 to pay a fixed rate of .54% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Washington Mutual, 5.625%, 1/15/2007	(11,153)
1,300,000	Agreement with Merrill Lynch terminating September 20,2008 to pay a fixed rate of .59% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Washington Mutual, 5.625%, 1/15/2007	(10,878)
Total		**(49,506)**

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. Net periodic interest payments to be received or paid are accrued daily and are recorded in the Statement of Operations as an adjustment to interest income. Interest rate swaps are marked-to-market daily and the change, if any, is recorded as unrealized appreciation or depreciation in the Statement of Operations.

Notional Amount ($)	Description	Unrealized Appreciation ($)
4,500,000	Forward Yield Curve Swap Agreement with Merrill Lynch terminating August 23, 2023 to pay 3 month LIBOR and receive 10 year USD-ISDA-SWAP rate minus 0.17% starting on August 23, 2013	**21,099**

Realized gains and losses on maturity or termination of swaps are presented in the Statement of Operations. Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At December 31, 2003, the cost of investments for federal income tax purposes was $299,368,076; accordingly, accumulated net unrealized appreciation on investments was $2,000,126, consisting of $3,639,124 gross unrealized appreciation and $1,638,998 gross unrealized depreciation.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Quality Bond Portfolio

We have audited the accompanying statement of assets and liabilities, including the statements of investments, financial futures and options written, of Dreyfus Variable Investment Fund, Quality Bond Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Quality Bond Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 6, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For Federal tax purposes, the portfolio hereby designates $.0160 per share as a long-term capital gain distribution paid on December 30, 2003.

The portfolio also designates 1.30% of the ordinary dividends paid during the fiscal year ended December 31, 2003 as qualifying for the corporate dividends received deduction.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

———————

David P. Feldman (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

———————

James F. Henry (73)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

———————

Rosalind Gersten Jacobs (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (77)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center
  (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres Company, LLC, Senior Advisor

No. of Portfolios for which Board Member Serves: 22

————————

Dr. Martin Peretz (64)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by
  the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

————————

Bert W. Wasserman (71)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

————————

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 73 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 37 investment companies (comprised of 79 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

NOTES

For More Information

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Variable Investment Fund, Quality Bond Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 120AR1203

Dreyfus Variable Investment Fund, Small Company Stock Portfolio

ANNUAL REPORT December 31, 2003



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

Dreyfus Variable Investment Fund,
Small Company Stock Portfolio

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Variable Investment Fund, Small Company Stock Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio managers, Anthony Galise, James Wadsworth, Gene Cervi and Dwight Cowden. Messrs. Galise and Wadsworth were the primary portfolio managers for the fiscal period. Messrs. Cervi and Cowden became portfolio managers in February 2003. As of January 2, 2004, Messrs. Cervi and Cowden became the primary portfolio managers of this portfolio, with Messrs. Galise and Wadsworth no longer serving as portfolio managers as of that date.

Despite headwinds caused by economic and geopolitical uncertainty early in the year, stocks generally bounced back in 2003, with many stock market indexes generating their first full calendar year of gains since 1999. The combination of historically low interest rates, lower federal income tax rates, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel stock prices higher.

While stocks in general may no longer be priced as attractively as they were at the start of the year, we believe that market fundamentals remain favorable based on recent forecasts of continued economic growth. However, our optimism is tempered by the understanding that some companies, industries and market sectors always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF PERFORMANCE

Anthony Galise, James Wadsworth, Gene Cervi and Dwight Cowden, Portfolio Managers

How did Dreyfus Variable Investment Fund, Small Company Stock Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the portfolio produced total returns of 42.94% for its Initial shares and 42.60% for its Service shares.[1] This compares with a total return of 38.79% for the portfolio's new benchmark, the S&P SmallCap 600 Index, for the same period.[2] The portfolio's former benchmark, the Russell 2500 Index, achieved a 45.51% total return for the reporting period.[3]

We attribute the portfolio's performance to a positive shift in investor sentiment that accompanied the end of major combat operations in Iraq and an acceleration of U.S. economic growth during the second half of 2003. These developments drove stock prices higher across virtually all market sectors and capitalization ranges, with some of the greatest gains occurring among the small-company stocks in which the portfolio invests. The portfolio produced slightly higher returns than its benchmark on the strength of several individual stock selections, particularly in the areas of consumer cyclicals and services.

The portfolio's relative performance also benefited from the favorable timing of the portfolio's shareholder-approved change to the portfolio's investment objective, which occurred in February 2003. At that time, the portfolio adopted the S&P SmallCap 600 Index as its benchmark, and we reallocated the portfolio's assets among a broadly diversified group of small-capitalization stocks to reflect the new benchmark's composition.

What is the portfolio's investment approach?

The portfolio seeks capital appreciation. To pursue this goal, the portfolio normally invests at least 80% of its assets in the stocks of small companies. Effective January 20, 2004, small companies are those with market caps ranging from $100 million to $2 billion at the time of purchase. However, since the portfolio may continue to hold its securities as their market capitalizations grow, a substantial portion of the portfolio's holdings may have market capitalizations in excess of $2 billion at any given time. Stocks are chosen through a disciplined process, combining computer modeling techniques, fundamental analysis and risk management to create a blended portfolio of growth and value stocks. We use a computer model to identify and rank stocks within an industry or sector, based on:

- *value,* or how a stock is priced relative to its perceived intrinsic worth;
- *growth,* in this case the sustainability or growth of earnings; and
- *financial profile,* which measures the financial health of the company.

We then use fundamental analysis to select what we believe are the most attractive of the top-ranked securities, drawing on a variety of sources, including Wall Street research and company management. We attempt to manage risk by diversifying across companies and industries, limiting the potential adverse impact from any one stock or industry. The portfolio is structured so that its sector weightings and risk characteristics, such as growth, size and yield, are generally similar to those of the S&P SmallCap 600 Index.

What other factors influenced the portfolio's performance?

Stock prices rose significantly in every industry group in which the portfolio invested, with consumer cyclicals providing the strongest returns. Top holdings in this sector included Mesa Air Group, a regional airline that benefited from a sharp increase in traffic; Dick's Sporting Goods, a rapidly growing specialty retailer; and K-Swiss, Cl. A, a manufacturer of athletic footwear and apparel experiencing high demand for its products. Investments in two services companies also provided a notable boost to portfolio returns. Shares in University of Phoenix Online, an accredited educational institution focused on serving working adults, rose in response to strong enrollment growth and increasing revenue and earnings figures. Labor Ready, an employment agency specializing in temporary jobs for manual labor positions, added new locations and benefited from the expanding U.S. economy's labor demands.

As the reporting period progressed and we became more confident in the strength and sustainability of economic growth, we increased the portfolio's exposure to companies that we believed were particularly well-positioned to benefit from improving economic conditions. Specifically, we targeted companies in the producer goods and consumer cyclical

areas. The portfolio's relatively large positions in these areas further enhanced performance during the second half of the reporting period.

At various times during the reporting period, a small number of individual holdings, such as Coinstar and La Jolla Pharmaceuticals, disappointed due to company-specific issues. In a few other instances, the portfolio's returns compared to its benchmark suffered slightly when stocks the portfolio did not own appreciated rapidly. In general, however, no single company or industry area detracted meaningfully from the portfolio's relative performance.

What is the portfolio's current strategy?

As of the end of the reporting period, we have continued to invest a larger percentage of the portfolio's assets in the producer goods and consumer cyclicals areas relative to the S&P SmallCap 600 Index. These investments are designed to position the fund for what we anticipate will be further economic growth in the United States and around the world. In addition, we have also modestly increased the portfolio's exposure to energy and services companies that currently appear to us to be attractively valued. As always, we believe stringent quantitative and fundamental analysis remains a key element in the portfolio's stock selection process.

January 15, 2004

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Small Company Stock Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard and Poor's SmallCap 600 Index is a widely accepted, unmanaged index of small-cap stock market performance.*

3 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2500 Index is a widely accepted, unmanaged index of small- to midcap stock market performance and is composed of the 2,500 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies by market capitalization.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Small Company Stock Portfolio Initial shares and Service shares with the Standard & Poor's SmallCap 600 Index and the Russell 2500 Index

Average Annual Total Returns *as of 12/31/03*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**5/1/96**	**42.94%**	**6.29%**	**7.07%**
Service shares	**5/1/96**	**42.60%**	**6.12%**	**6.96%**

The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. ***The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.***

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Small Company Stock Portfolio on 5/1/96 (inception date of Initial shares) to a $10,000 investment made in the Standard and Poor's SmallCap 600 Index (the "S&P 600 Index") and the Russell 2500 Index (the "Russell Index") on that date.

On February 28, 2003, the portfolio's benchmark was changed to the S&P 600 Index from the Russell Index because the S&P 600 Index is expected to more accurately reflect the composition of the portfolio. For comparative purposes, the value of both indices on 4/30/96 is used as the beginning value on 5/1/96.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The S&P 600 Index is a widely accepted, unmanaged index of small-cap stock market performance. The Russell Index is an unmanaged index composed of the 2,500 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of 3,000 of the largest U.S. companies by market capitalization. The indices do not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

STATEMENT OF INVESTMENTS

December 31, 2003

Common Stocks—98.0%	Shares	Value ($)
Consumer Cyclical—17.7%		
Aeropostale	3,600 [a]	98,712
Albany International, Cl. A	3,400	115,260
AnnTaylor Stores	8,600 [a]	335,400
bebe stores	6,700 [a]	174,133
Blyth	3,600	115,992
Bob Evans Farms	4,100	133,086
Burlington Coat Factory Warehouse	9,600	203,136
CEC Entertainment	3,200 [a]	151,648
Cato, Cl. A	5,700	116,850
Dick's Sporting Goods	3,700 [a]	180,042
Finish Line, Cl. A	5,300 [a]	158,841
K-Swiss, Cl. A	13,200	317,592
Kerzner International	4,700 [a]	183,112
Linens 'n Things	7,600 [a]	228,608
Lone Star Steakhouse & Saloon	9,400	217,892
Men's Wearhouse	9,300 [a]	232,593
Mesa Air Group	14,700 [a]	184,044
Oshkosh Truck	5,700	290,871
Pep Boys—Manny, Moe & Jack	13,700	313,319
Pier 1 Imports	4,000	87,440
Polaris Industries	3,600	318,888
Prime Hospitality	19,200 [a]	195,840
Ryan's Family Steak Houses	10,700 [a]	161,998
Select Comfort	6,000 [a]	148,560
Shuffle Master	3,700 [a]	128,094
Sonic	6,900 [a]	211,278
Standard Motor Products	8,500	103,275
Stride Rite	13,900	158,182
Sturm, Ruger & Company	15,800	179,646
TBC	8,700 [a]	224,547
Tempur-Pedic International	3,000 [a]	46,500
Toro	2,300	106,720
Tractor Supply	8,100 [a]	315,009
United Auto Group	7,200	225,360
Wabash National	9,300 [a]	272,490
Warnaco Group	7,200 [a]	114,840

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
Wolverine World Wide	9,300	189,534
Yankee Candle Co.	3,500 a	95,655
Zale	6,900 a	367,080
		7,402,067
Consumer Staples–2.1%		
Chiquita Brands International	5,400 a	121,662
Church & Dwight Co.	2,700	106,920
Flowers Foods	9,100	234,780
Fresh Del Monte Produce	5,000	119,150
Helen of Troy	6,400 a	148,160
Ralcorp	5,300 a	166,208
		896,880
Energy–7.6%		
Cabot Oil & Gas	6,200	181,970
Cal Dive International	7,800 a	188,058
Cimarex Energy	8,600 a	229,534
Energen	6,200	254,386
Energy Partners	12,000 a	166,800
Headwaters	7,800 a	153,036
New Jersey Resources	4,800	184,848
Oil States International	9,800 a	136,612
Patina Oil & Gas	6,425	314,761
Plains Exploration & Production	12,500 a	192,375
Remington Oil & Gas	9,100 a	179,179
Southwestern Energy	11,900 a	284,410
Stone Energy	6,100 a	258,945
Unit	8,300 a	195,465
Universal Compression Holdings	3,900 a	102,024
World Fuel Services	4,600	156,170
		3,178,573
Health Care–10.9%		
Advanced Medical Optics	9,800 a	192,570
American Medical Security Group	8,300 a	186,086
Axcan Pharma	11,100 a	173,715
CONMED	5,900 a	140,420
Cephalon	4,800 a	232,368

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Charles River Laboratories International	2,600 a	89,258
Cooper Cos.	6,400	301,632
Curative Health Services	14,000 a	193,200
Diagnostic Products	4,600	211,186
IDEXX Laboratories	5,500 a	254,540
Mentor	4,000	96,240
Merit Medical Systems	11,245 a	250,314
Orthodontic Centers of Amercia	29,000 a	233,450
PSS World Medical	16,200 a	195,534
Pediatrix Medical Group	5,900 a	325,031
PolyMedica	7,100	186,801
Priority Healthcare, Cl. B	10,100 a	243,511
Serologicals	6,600 a	122,760
Sierra Health Services	11,400 a	312,930
Techne	3,700 a	139,786
US Oncology	23,400 a	251,784
Wright Medical Group	6,700 a	203,948
		4,537,064
Interest Sensitive–12.7%		
Affiliated Managers Group	1,700 a	118,303
Allmerica Financial	5,000 a	153,850
Anchor BanCorp Wisconsin	5,500	136,950
Arch Capital Group	3,200 a	127,552
Aspen Insurance Holdings	150	3,722
BankUnited Financial, Cl. A	9,800 a	252,742
CBL & Associates Properties	1,900	107,350
Commercial Capital Bancorp	8,650 a	185,196
Commercial Net Lease Realty	9,100	161,980
First American	4,800	142,896
First BanCorp	7,500	296,625
First Midwest Bancorp	6,800	220,388
FirstFed Financial	5,600 a	243,600
Flagstar Bancorp	11,400	244,188
Franklin Bank	600 a	11,400
Hudson United Bancorp	4,000	147,800
IPC Holdings	3,700	144,078

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
IndyMac Bancorp	7,700	229,383
Irwin Financial	8,500	266,900
Knight Trading Group	9,500 [a]	139,080
MAF Bancorp	4,900	205,310
Nelnet, Cl. A	300	6,720
New Century Financial	4,300	170,581
Newcastle Investment	8,000	216,800
Northwest Bancorp	7,000	149,520
R & G Financial, Cl. B	3,200	127,360
Raymond James Financial	4,200	158,340
SWS Group	5,200	92,560
South Financial Group	8,300	231,238
TrustCo Bank	20,700	272,205
U.S.I. Holdings	10,000 [a]	130,500
Wintrust Financial	4,300	193,930
		5,289,047
Internet−1.1%		
Akamai Technologies	9,000 [a]	96,750
GSI Commerce	13,200 [a]	128,845
Lionbridge Technologies	9,200 [a]	88,412
S1	20,800 [a]	167,440
		481,447
Producer Goods−21.1%		
American Woodmark	1,800	99,090
Applied Industrial Technologies	4,800	114,528
AptarGroup	4,700	183,300
Arch Coal	4,600	143,382
Ashanti Goldfields	7,900 [a]	103,016
Barnes Group	7,100	229,401
Building Materials Holdings	14,500	225,185
CLARCOR	1,800	79,380
Cable Design Technologies	21,700 [a]	195,083
Central Freight Lines	4,500	79,875
Chicago Bridge & Iron Company	6,100 [a]	176,290
Corrections Corporation of America	7,300 [a]	210,459

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
Curtiss-Wright	5,000	225,050
Engineered Support Systems	4,800	264,288
Georgia Gulf	4,600	132,848
Golden Star Resources	20,100 a	140,097
GrafTech International	17,500 a	236,250
H.B. Fuller	8,100	240,894
Hercules	10,900 a	132,980
Hovnanian Enterprises, Cl. A	1,500 a	130,590
Hughes Supply	4,700	233,214
Joy Global	7,600	198,740
Landstar System	5,000 a	190,200
Lennox International	8,200	136,940
M.D.C. Holdings	2,630	169,635
Minerals Technologies	2,800	165,900
Offshore Logistics	7,100 a	174,092
Overnite	7,300	166,075
Overseas Shipholding Group	6,900	234,945
Quanex	5,100	235,110
RTI International Metals	12,100 a	204,127
Reliance Steel & Aluminum	3,400	112,914
Ryland Group	4,400	390,016
Schnitzer Steel Industries, Cl. A	3,576	216,348
Schweitzer-Mauduit International	5,300	157,834
Simpson Manufacturing Co.	5,600 a	284,816
Smith (A.O.)	4,400	154,220
Standard Pacific	5,800	281,590
SurModics	7,400 a	176,860
Teledyne Technologies	11,300 a	213,005
Timken	18,100	363,086
URS	7,000 a	175,070
United Stationers	6,800 a	278,256
Valmont Industries	3,500	81,025
Watsco	7,100	161,383
Wellman	13,700	139,877
Woodward Governor	3,100	176,173
		8,813,437

Common Stocks (continued)	Shares		Value ($)
Services−9.6%			
Advisory Board	1,600	a	55,856
Armor Holdings	10,900	a	286,779
BARRA	5,300		188,097
Banta	3,200		129,600
Brightpoint	5,300	a	91,425
CACI International, Cl. A	5,600	a	272,272
Consolidated Graphics	5,500	a	173,690
Digital Insight	5,300	a	131,970
eFunds	12,000	a	208,200
FactSet Research Systems	7,300		278,933
Global Payments	6,600		310,992
ITT Educational Services	3,300	a	155,001
Korn/Ferry International	12,600	a	168,084
Kroll	9,200	a	239,200
Labor Ready	18,100	a	237,110
Navigant Consulting	13,600	a	256,496
New England Business Service	2,700		79,650
Nexstar Broadcasting Group	17,100		234,441
Orbitz, Cl. A	600	a	13,920
Regis	8,400		331,968
Watson Wyatt & Co.	6,500	a	156,975
			4,000,659
Technology−13.8%			
Anixter International	6,500	a	168,220
Avid Technology	6,900	a	331,200
Axcelis Technologies	32,500	a	332,150
Benchmark Electronics	8,400	a	292,404
Black Box	2,300		105,961
Cerner	3,700	a	140,045
Checkpoint Systems	12,900	a	243,939
DSP Group	7,600	a	189,316
EMS Technologies	9,300	a	191,022
FLIR Systems	5,500	a	200,750
Hyperion Solutions	5,200	a	156,728
II-VI	5,100	a	131,580
Imagistics International	5,100	a	191,250

Common Stocks (continued)	Shares		Value ($)
Technology (continued)			
InterDigital Communications	11,500	a	237,360
Intergraph	3,900	a	93,288
Komag	7,100	a	103,873
Manhattan Associates	4,900	a	135,436
Mercury Computer Systems	3,600	a	89,640
Methode Electronics, Cl. A	11,600		141,868
Microsemi	10,900	a	267,922
Nam Tai Electronics	6,490		182,239
Planar Systems	7,200	a	175,104
Power Integrations	5,800	a	194,068
Progress Software	8,900	a	182,094
Renaissance Learning	3,500	a	84,280
Standard Microsystems	7,300	a	184,690
Supertex	7,400	a	141,340
TALX	7,200		165,816
Take-Two Interactive Software	4,100	a	118,121
Tradestation Group	23,300	a	206,438
Varian	5,200	a	216,996
X-Rite	14,100		159,612
			5,754,750
Tobacco−.4%			
Loews Corp-Carolina Group	6,300		**159,012**
Utilities−1.0%			
CH Energy Group	3,900		182,910
OGE Energy	9,300		224,967
			407,877
Total Common Stocks			
(cost $31,092,857)			**40,920,813**

Short-Term Investments−1.4%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
Greenwich Capital Markets, Tri-Party Repurchase Agreement, .85%, dated 12/31/2003, due 1/2/2004 in the amount of $585,028 (fully collateralized by $600,000 U.S. Treasury Notes, 4.25%, 11/15/2013, value $600,696)		
(cost $585,000)	585,000	**585,000**
Total Investments (cost $31,677,857)	**99.4%**	**41,505,813**
Cash and Receivables (Net)	**.6%**	**253,456**
Net Assets	**100.0%**	**41,759,269**

[a] *Non-income producing.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

	Cost	Value
Assets ($):		
Investments in securities– See Statement of Investments–Note 1(b)	31,677,857	41,505,813
Cash		73,494
Receivable for investment securities sold		907,846
Receivable for shares of Beneficial Interest subscribed		53,077
Dividends and interest receivable		26,596
Prepaid expenses		356
		42,567,182
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		30,057
Payable for investment securities purchased		716,816
Payable for shares of Beneficial Interest redeemed		8,018
Accrued expenses		53,022
		807,913
Net Assets ($)		**41,759,269**
Composition of Net Assets ($):		
Paid-in capital		32,640,982
Accumulated undistributed investment income–net		613
Accumulated net realized gain (loss) on investments		(710,282)
Accumulated net unrealized appreciation (depreciation) on investments		9,827,956
Net Assets ($)		**41,759,269**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	36,200,084	5,559,185
Shares Outstanding	1,779,570	274,948
Net Asset Value Per Share ($)	**20.34**	**20.22**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Investment Income ($):	
Income:	
Cash dividends (net of $403 foreign taxes withheld at source)	327,253
Interest	5,543
Total Income	**332,796**
Expenses:	
Investment advisory fee–Note 3(a)	241,791
Prospectus and shareholders' reports	50,660
Auditing fees	35,047
Custodian fees–Note 3(b)	19,421
Distribution fees–Note 3(b)	9,613
Legal fees	5,849
Shareholder servicing costs–Note 3(b)	3,792
Trustees' fees and expenses–Note 3(c)	2,380
Loan commitment fees–Note 2	347
Miscellaneous	1,601
Total Expenses	**370,501**
Investment (Loss)–Net	**(37,705)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,851,665
Net unrealized appreciation (depreciation) on investments	9,992,799
Net Realized and Unrealized Gain (Loss) on Investments	**11,844,464**
Net Increase in Net Assets Resulting from Operations	**11,806,759**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
	2003	2002
Operations ($):		
Investment income (loss)–net	(37,705)	87,271
Net realized gain (loss) on investments	1,851,665	(380,658)
Net unrealized appreciation (depreciation) on investments	9,992,799	(7,168,493)
Net Increase (Decrease) in Net Assets Resulting from Operations	**11,806,759**	**(7,461,880)**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(32,617)	(69,910)
Service shares	(4,132)	(601)
Total Dividends	**(36,749)**	**(70,511)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	4,960,895	5,696,601
Service shares	2,514,254	2,553,423
Dividends reinvested:		
Initial shares	32,617	69,910
Service shares	4,132	601
Cost of shares redeemed:		
Initial shares	(4,584,627)	(6,820,660)
Service shares	(1,513,120)	(677,527)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**1,414,151**	**822,348**
Total Increase (Decrease) in Net Assets	**13,184,161**	**(6,710,043)**
Net Assets ($):		
Beginning of Period	28,575,108	35,285,151
End of Period	**41,759,269**	**28,575,108**
Undistributed investment income–net	613	36,734

	Year Ended December 31,	
	2003	2002
Capital Share Transactions:		
Initial Shares		
Shares sold	279,181	346,737
Shares issued for dividends reinvested	2,379	4,341
Shares redeemed	(288,174)	(438,987)
Net Increase (Decrease) in Shares Outstanding	**(6,614)**	**(87,909)**
Service Shares		
Shares sold	141,806	152,418
Shares issued for dividends reinvested	303	33
Shares redeemed	(86,607)	(42,618)
Net Increase (Decrease) in Shares Outstanding	**55,502**	**109,833**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

		Year Ended December 31,			
Initial Shares	2003	2002	2001	2000	1999
Per Share Data ($):					
Net asset value, beginning of period	14.25	17.79	18.08	16.69	15.09
Investment Operations:					
Investment income (loss)–net [a]	(.01)	.05	.03	.02	.04
Net realized and unrealized gain (loss) on investments	6.12	(3.55)	(.31)	1.40	1.56
Total from Investment Operations	6.11	(3.50)	(.28)	1.42	1.60
Distributions:					
Dividends from investment income–net	(.02)	(.04)	(.01)	(.03)	–
Net asset value, end of period	20.34	14.25	17.79	18.08	16.69
Total Return (%)	42.94	(19.71)	(1.53)	8.53	10.60
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.12	.98	1.03	.93	.97
Ratio of net investment income (loss) to average net assets	(.09)	.28	.16	.09	.24
Portfolio Turnover Rate	171.34	71.76	60.40	84.47	47.01
Net Assets, end of period ($ x 1,000)	36,200	25,458	33,341	35,956	32,530

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended December 31,			
Service Shares	2003	2002	2001	2000[a]
Per Share Data ($):				
Net asset value, beginning of period	14.20	17.73	18.08	18.08
Investment Operations:				
Investment income (loss)–net	(.06)[b]	.01[b]	(.03)[b]	–
Net realized and unrealized gain (loss) on investments	6.10	(3.54)	(.31)	–
Total from Investment Operations	6.04	(3.53)	(.34)	–
Distributions:				
Dividends from investment income–net	(.02)	(.00)[c]	(.01)	–
Net asset value, end of period	20.22	14.20	17.73	18.08
Total Return (%)	42.60	(19.89)	(1.86)	–
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	1.37	1.22	1.39	–
Ratio of net investment income (loss) to average net assets	(.34)	.04	(.18)	–
Portfolio Turnover Rate	171.34	71.76	60.40	84.47
Net Assets, end of period ($ x 1,000)	5,559	3,117	1,944	1

[a] The portfolio commenced offering Service shares on December 31, 2000.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Small Company Stock Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. Prior to February 27, 2003, the portfolio's investment objective was to provide investment returns, consisting of capital appreciation and income. Effective February 27, 2003, the portfolio's investment objective is to provide capital appreciation. The Dreyfus Corporation (the "Manager") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results may differ from those estimates.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio received net earnings credits of $38 during the period ended December 31, 2003 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the terms of the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains its right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(d) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $665,775 and unrealized appreciation $9,784,062.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $69,157 of the carryover expires in fiscal 2009 and $596,618 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002 were as follows: ordinary income $36,749 and $70,511, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the portfolio increased accumulated undistributed investment income-net by $38,333, increased accumulated net realized gain (loss) on investments by $9,930 and decreased paid-in capital by $48,263. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2003, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $9,613 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $416 pursuant to the transfer agency agreement.

The portfolio compensates Mellon under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $19,421 pursuant to the custody agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2003, amounted to $55,682,782 and $54,673,546, respectively.

At December 31, 2003, the cost of investments for federal income tax purposes was $31,721,751; accordingly, accumulated net unrealized appreciation on investments was $9,784,062, consisting of $10,112,830 gross unrealized appreciation and $328,768 gross unrealized depreciation.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund,
Small Company Stock Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Small Company Stock Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Small Company Stock Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 6, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2003 as qualifying for the corporate dividends received deduction.

PROXY RESULTS (Unaudited)

The portfolio held a special meeting of shareholders on February 27, 2003. The proposal considered at the meeting, and the results, are as follows:

	Shares		
	For	Against	Abstained
To change the portfolio's investment objective	1,812,083	47,838	122,339

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

————————

David P. Feldman (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

————————

James F. Henry (73)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

————————

Rosalind Gersten Jacobs (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (77)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
- Pfizer, Inc., a pharmaceutical company, Director-Emeritus
- Atom Pharm, Director
- Lazard Freres Company, LLC, Senior Advisor

No. of Portfolios for which Board Member Serves: 22

Dr. Martin Peretz (64)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University
- Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
- Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
- Digital Learning Group, LLC, an online publisher of college textbooks, Director
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

Bert W. Wasserman (71)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Financial Consultant

Other Board Memberships and Affiliations:
- Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 73 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 37 investment companies (comprised of 79 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

For More Information

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Variable Investment Fund, Small Company Stock Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

151AR1203

Dreyfus Variable Investment Fund, Special Value Portfolio

ANNUAL REPORT December 31, 2003



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

Dreyfus Variable Investment Fund,
Special Value Portfolio # The Portfolio

 ## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Variable Investment Fund, Special Value Portfolio covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio managers, Mark G. DeFranco and Brian M. Gillott, of Jennison Associates LLC, the portfolio's sub-investment adviser.

Despite headwinds caused by economic and geopolitical uncertainty early in the year, stocks generally bounced back in 2003, with many stock market indexes generating their first full calendar year of gains since 1999. The combination of historically low interest rates, lower federal income tax rates, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel stock prices higher.

While stocks in general may no longer be priced as attractively as they were at the start of the year, we believe that market fundamentals remain favorable based on recent forecasts of continued economic growth. However, our optimism is tempered by the understanding that some companies, industries and market sectors always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF PERFORMANCE

Mark G. DeFranco and Brian M. Gillot, Portfolio Managers
Jennison Associates LLC, Sub-Investment Adviser

How did Dreyfus Variable Investment Fund, Special Value Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the portfolio produced total returns of 31.74% for its Initial shares and 31.71% for its Service shares.[1] For the same period, the total return of the Russell 1000 Value Index, the portfolio's benchmark, was 30.03%.[2]

Stocks rallied strongly during 2003 when investor sentiment improved, the economy strengthened and geopolitical tensions began to ease. The portfolio participated fully in the rally, producing slightly higher returns than its benchmark, primarily because of above-average returns from its holdings in the technology and media groups and, later in the year, the energy area.

What is the portfolio's investment approach?

The portfolio seeks to maximize total return, consisting of capital appreciation and current income. To pursue this goal, the portfolio normally invests at least 80% of its assets in stocks. The portfolio's stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and foreign companies of any size, including those purchased in initial public offerings or shortly thereafter.

The portfolio managers seek to identify attractively valued companies with current or emerging earnings growth that may not be fully recognized or appreciated by the market. Generally, there are two types of companies, which may exhibit the characteristics the portfolio managers are seeking. The first type is a company that is out of favor with investors but which the portfolio managers expect will experience an improved earnings cycle over the next 12 to 18 months due to corporate restructuring, new product development, an industry cycle turn, increased management focus on shareholder value or improving balance sheet and cash flow. The second type is a company currently delivering good growth characteristics but which the portfolio managers believe is being mispriced by the market based on short-term earnings results relative to "street" expectations or market uncertainty regarding the sustainability of earnings growth.

What other factors influenced the portfolio's performance?

The portfolio benefited from its ability to invest across market-capitalization ranges. When 2003 began, approximately one-third of the portfolio was comprised of large-cap stocks, and midcap stocks accounted for two-thirds of assets. This positioning benefited performance when midcap stocks produced higher returns than large-cap stocks over the year.

More significantly, the portfolio benefited from its value-oriented stock selection strategy, which identified a number of companies that we believed were poised to achieve better business results and higher stock prices. For example, we bought the stock of payroll processor Ceridan after it had fallen out of favor during the economic downturn, and we held it while the company's business prospects improved in the early stages of the recovery. Similarly, stock of the investment firm Merrill Lynch was selling at a low valuation compared to historical norms in the midst of the bear market and regulatory concerns. Recently the company has surged after its CEO restructured the company and positioned it for higher profits as conditions in the financial markets improved.

The technology group contained some of the portfolio's strongest performers of 2003. Inventory systems leader Symbol Technologies, which had suffered from accounting-related concerns, hired a new management team and executed an impressive turnaround. The company appears poised to benefit from the transition from bar codes to microchips by some of the nation's leading consumer-products companies. Other technology holdings, such as telecommunications equipment manufacturer Agere Systems, Cl. B and communications network provider Solectron, also benefited from new management teams.

The fund's media holdings delivered above average returns driven by the growing popularity of satellite television. Fund holdings Echostar Communications, Cl. A, owner of The Dish Network, and Hughes Electronics, primary owner of DirecTV, both posted better than expected results. The portfolio also benefited from its investment in media conglomerate News Corp., which acquired a one-third interest in DirecTV late in the year.

While energy stocks tended to lag the averages for much of 2003, they began to rise sharply in December. We took advantage of the sector's earlier weakness by adding to or establishing positions in premier energy companies that, in our opinion, provided the best risk/reward to benefit from the current upcycle in the oil and gas sector, such as Schlumberger and Spinnaker Exploration.

What is the portfolio's current strategy?

Through company-by-company research, we have continued to find companies that we believe represent attractive values and have catalysts in place to realize higher values over the next 12 to 18 months. We recently have found a number of such opportunities in the media group, which we expect to benefit from higher advertising revenues; the paper and forest products industry, where certain business segments appear to be poised for higher customer demand and commodity prices; and the energy sector, where limited supplies of oil and gas may lead to greater demand for alternative fuels.

January 15, 2004

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Special Value Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*
Part of the portfolio's recent performance is attributable to its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance.

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Special Value Portfolio Initial shares and Service shares and the Russell 1000 Value Index

Average Annual Total Returns *as of 12/31/03*

	1 Year	5 Years	10 Years
Initial shares	**31.74%**	**3.09%**	**4.61%**
Service shares	**31.71%**	**3.04%**	**4.59%**

The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Special Value Portfolio on 12/31/93 to a $10,000 investment made in the Russell 1000 Value Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from December 31, 1993, through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

STATEMENT OF INVESTMENTS
December 31, 2003

Common Stocks–89.1%	Shares	Value ($)
Aerospace & Defense–3.4%		
Goodrich	8,700	258,303
Lockheed Martin	5,100	262,140
Northrop Grumman	7,700	736,120
		1,256,563
Airlines–1.5%		
AMR Corp.	43,500 [a]	**563,325**
Biotechnology–1.1%		
Medimmune	16,000 [a]	**406,400**
Capital Markets–7.4%		
Bank of New York	20,900	692,208
Eaton Vance	8,100	296,784
Edwards (A.G.)	11,800	427,514
Janus Capital Group	27,800	456,198
Merrill Lynch	9,900	580,635
National Financial Partners	9,200	253,460
		2,706,799
Chemicals–4.4%		
Cambrex	11,500	290,490
Great Lakes Chemical	21,600	587,304
IMC Global	22,000	218,460
Olin	25,600	513,536
		1,609,790
Commercial Banks–2.3%		
Bank One	11,400	519,726
Southwest Bancorporation of Texas	8,700	337,995
		857,721
Commercial Services & Supplies–1.4%		
Manpower	10,600	**499,048**
Communications Equipment–1.0%		
Motorola	5,800	81,606
Tellabs	32,800 [a]	276,504
		358,110
Consumer Durables–.9%		
Maytag	11,700	**325,845**

Common Stocks (continued)	Shares	Value ($)
Electronic Equipment & Instruments–4.1%		
Agilent Technologies	17,900 [a]	523,396
Symbol Technologies	40,600	685,734
Vishay Intertechnology	13,500 [a]	309,150
		1,518,280
Energy Equipment & Services–9.9%		
BJ Services	8,000 [a]	287,200
FMC Technologies	9,300 [a]	216,690
Halliburton	24,000	624,000
Rowan Cos.	29,300 [a]	678,881
Schlumberger	14,400	787,968
Transocean	18,100 [a]	434,581
Weatherford International	17,100 [a]	615,600
		3,644,920
Food & Staples Retailing–2.4%		
Costco Wholesale	14,400 [a]	535,392
Kroger	18,700 [a]	346,137
		881,529
Healthcare Equipment & Supplies–2.3%		
Apogent Technologies	14,200 [a]	327,168
Fisher Scientific International	12,500 [a]	517,125
		844,293
Healthcare Providers & Services–1.3%		
Medco Health Solutions	6,700 [a]	227,733
Quest Diagnostics	3,500	255,885
		483,618
Hotels, Restaurants & Leisure–2.2%		
Brinker International Inc.	10,000 [a]	331,600
Wendy's International	12,500	490,500
		822,100
Household Products–1.8%		
Kimberly-Clark	11,000	**649,990**
Insurance–2.0%		
XL Capital Limited, Cl. A	9,500	**736,725**

Common Stocks (continued)	Shares	Value ($)
Internet Software & Services–.7%		
Doubleclick	26,400 a	**269,808**
IT Software & Services–2.5%		
Ceridian	31,900 a	667,986
Hewitt Associates Inc., Cl A	8,200 a	245,180
		913,166
Machinery–.6%		
Navistar International	4,700 a	**225,083**
Media/Entertainment–5.4%		
Interpublic Group of Companies	35,600 a	555,360
Radio One, Cl. D	27,700 a	534,610
Viacom, Cl. B	14,500	643,510
Westwood One	7,400 a	253,154
		1,986,634
Medical Supplies–.5%		
Alea Group	43,200 a	**197,826**
Mining and Metals–4.8%		
Arch Coal	17,300	539,241
Barrick Gold	13,200	299,772
Compass Minerals International	9,200 a	131,376
Consol Energy	13,200	341,880
Harmony Gold Mining, ADR	26,600	431,718
		1,743,987
Miscellaneous–2.2%		
Hughes Electronics	48,734 a	**806,554**
Multiline Retail–.9%		
Nordstrom	9,100	**312,130**
Oil & Gas–3.0%		
Amerada Hess	4,300	228,631
Spinnaker Exploration	10,600 a	342,062
Total SA, ADR	5,600	518,056
		1,088,749

Common Stocks (continued)	Shares	Value ($)
Packaging & Containers–2.0%		
Temple-Inland	11,800	**739,506**
Paper & Forest Products–3.8%		
Boise Cascade	29,300	962,798
Meadwestvaco	14,700	437,325
		1,400,123
Pharmaceuticals–4.8%		
Bristol-Myers Squibb	12,500	357,500
Merck & Co.	11,400	526,680
Pfizer	25,200	890,316
		1,774,496
Road & Rail–1.6%		
CSX	14,100	506,754
Overnite	4,100 [a]	93,275
		600,029
Software–2.4%		
Mentor Graphics	12,600 [a]	183,204
Microsoft	20,100	553,554
Sybase Inc.	7,000 [a]	144,060
		880,818
Specialty Retail–1.2%		
Limited Brands	13,800	248,814
Linens 'n Things	6,800 [a]	204,544
		453,358
Telecommunications–1.5%		
SBC Communications	21,200	**552,684**
Textiles & Apparel–1.8%		
Polo Ralph Lauren	22,300	**642,240**
Total Common Stock		
(cost $27,267,989)		**32,752,247**

Preferred Stocks–1.4%	Shares	Value ($)
Media/Entertainment;		
News Corp, ADR, Cum., $.4428 (cost $374,947)	16,351	**494,612**

Other Investments–8.6%		
Registered Investment Companies:		
Dreyfus Institutional Cash Advantage Fund	1,053,334 b	1,053,334
Dreyfus Institutional Cash Advantage Plus Fund	1,053,333 b	1,053,333
Dreyfus Institutional Preferred Plus Money Market Fund	1,053,333 b	1,053,333
Total Other Investments (cost $3,160,000)		**3,160,000**
Total Investments (cost $30,802,936)	**99.1%**	**36,406,859**
Cash and Receivables (Net)	**.9%**	**346,147**
Net Assets	**100.0%**	**36,753,006**

a Non-income producing.
b Investments in affiliated money market mutual funds—see Note 3(d).
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	30,802,936	36,406,859
Receivable for investment securities sold		736,661
Dividends and interest receivable		32,641
Receivable for shares of Beneficial Interest subscribed		23,769
		37,199,930
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		27,520
Cash overdraft due to Custodian		49,772
Payable for investment securities purchased		329,722
Payable for shares of Beneficial Interest redeemed		423
Accrued expenses		39,487
		446,924
Net Assets ($)		**36,753,006**
Composition of Net Assets ($):		
Paid-in capital		31,840,257
Accumulated undistributed investment income—net		72,128
Accumulated net realized gain (loss) on investments		(763,302)
Accumulated net unrealized appreciation (depreciation) on investments		5,603,923
Net Assets ($)		**36,753,006**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	31,556,998	5,196,008
Shares Outstanding	2,193,010	361,949
Net Asset Value Per Share ($)	**14.39**	**14.36**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Investment Income ($):	
Cash dividends (net of $4,068 foreign taxes withheld at source)	**380,590**
Expenses:	
Investment advisory fee–Note 3(a)	236,163
Professional fees	32,519
Prospectus and shareholders' reports	26,866
Custodian fees	17,567
Distribution fees–Note 3(b)	10,475
Trustees' fees and expenses–Note 3(c)	3,101
Shareholder servicing costs–Note 3(b)	1,396
Miscellaneous	1,513
Total Expenses	**329,600**
Less–waiver of fees due to undertaking–Note 3(a)	(21,667)
Net Expenses	**307,933**
Investment Income–Net	**72,657**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	2,539,286
Net unrealized appreciation (depreciation) on investments	6,258,934
Net Realized and Unrealized Gain (Loss) on Investments	**8,798,220**
Net Increase in Net Assets Resulting from Operations	**8,870,877**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
	2003	2002
Operations ($):		
Investment income–net	72,657	295,172
Net realized gain (loss) on investments	2,539,286	(2,236,871)
Net unrealized appreciation (depreciation) on investments	6,258,934	(4,303,348)
Net Increase (Decrease) in Net Assets Resulting from Operations	**8,870,877**	**(6,245,047)**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(257,277)	(115,505)
Service shares	(38,181)	(9,173)
Total Dividends	**(295,458)**	**(124,678)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	1,681,630	1,525,740
Service shares	865,869	2,492,917
Dividends reinvested:		
Initial shares	257,277	115,505
Service shares	38,181	9,173
Cost of shares redeemed:		
Initial shares	(5,035,050)	(8,445,447)
Service shares	(795,403)	(601,966)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(2,987,496)**	**(4,904,078)**
Total Increase (Decrease) in Net Assets	**5,587,923**	**(11,273,803)**
Net Assets ($):		
Beginning of Period	31,165,083	42,438,886
End of Period	**36,753,006**	**31,165,083**
Undistributed investment income–net	72,128	294,929

	Year Ended December 31,	
	2003	2002
Capital Share Transactions:		
Initial Shares		
Shares sold	132,568	129,723
Shares issued for dividends reinvested	25,027	8,569
Shares redeemed	(432,668)	(719,538)
Net Increase (Decrease) in Shares Outstanding	**(275,073)**	**(581,246)**
Service Shares		
Shares sold	72,043	207,867
Shares issued for dividends reinvested	3,725	682
Shares redeemed	(68,650)	(51,771)
Net Increase (Decrease) in Shares Outstanding	**7,118**	**156,778**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2003	2002	2001	2000	1999
Per Share Data ($):					
Net asset value, beginning of period	11.04	13.07	14.65	14.64	14.93
Investment Operations:					
Investment income—net[a]	.03	.10	.14	.12	.11
Net realized and unrealized gain (loss) on investments	3.43	(2.09)	(1.30)	.70	.95
Total from Investment Operations	3.46	(1.99)	(1.16)	.82	1.06
Distributions:					
Dividends from investment income—net	(.11)	(.04)	(.11)	(.14)	(.10)
Dividends from net realized gain on investments	–	–	(.31)	(.67)	(1.25)
Total Distributions	(.11)	(.04)	(.42)	(.81)	(1.35)
Net asset value, end of period	14.39	11.04	13.07	14.65	14.64
Total Return (%)	31.74	(15.28)	(7.97)	5.70	7.27
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.97	.92	.90	.87	.86
Ratio of net investment income to average net assets	.23	.81	1.00	.81	.70
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.04	.07	.01	–	–
Portfolio Turnover Rate	108.01	148.29	59.85	149.83	171.41
Net Assets, end of period ($ x 1,000)	31,557	27,255	39,854	50,671	57,099

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended December 31,			
Service Shares	2003	2002	2001	2000[a]
Per Share Data ($):				
Net asset value, beginning of period	11.02	13.05	14.65	14.65
Investment Operations:				
Investment income–net	.02[b]	.08[b]	.12[b]	–
Net realized and unrealized gain (loss) on investments	3.43	(2.07)	(1.31)	–
Total from Investment Operations	3.45	(1.99)	(1.19)	–
Distributions:				
Dividends from investment income–net	(.11)	(.04)	(.10)	–
Dividends from net realized gain on investments	–	–	(.31)	–
Total Distributions	(.11)	(.04)	(.41)	–
Net asset value, end of period	14.36	11.02	13.05	14.65
Total Return (%)	31.71	(15.32)	(8.17)	–
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	1.00	.99	1.00	–
Ratio of net investment income to average net assets	.21	.69	.92	–
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.27	.27	.24	–
Portfolio Turnover Rate	108.01	148.29	59.85	149.83
Net Assets, end of period ($ x 1,000)	5,196	3,910	2,585	1

[a]   *The portfolio commenced offering Service shares on December 31, 2000.*

[b]   *Based on average shares outstanding at each month end.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Special Value Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation. Jennison Associates LLC ("Jennison") serves as the portfolio's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales

price on the national securities market. Effective April 14, 2003, the portfolio began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the

terms of the custody agreement, the fund receives net earnings credits based on available cash balances left on deposit.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $72,128, accumulated capital losses $566,369 and unrealized appreciation $5,406,990.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, the carryover expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002, were as follows: ordinary income $295,458 and $124,678, respectively.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other

Dreyfus managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2003, the portfolio did not borrow under either line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Jennison, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates: .50 of 1% of the first $300 million and .45 of 1% over $300 million.

Dreyfus has agreed, from January 1, 2003 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage commissions, interest expense and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2003, Dreyfus waived receipt of fees of $21,667, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance

Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $10,475 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2003, the portfolio was charged $161 pursuant to the transfer agency agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees are not charged to these money market mutual funds. During the period ended December 31, 2003, the portfolio derived $24,969 in income from these investments, which is included in dividend income in the portfolio's Statement of Operations.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2003, amounted to $31,622,407 and $36,305,649, respectively.

At December 31, 2003, the cost of investments for federal income tax purposes was $30,999,869; accordingly, accumulated net unrealized depreciation on investments was $ 5,406,990, consisting of $5,772,790 gross unrealized appreciation and $365,800 gross unrealized depreciation.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Special Value Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Special Value Portfolio (one of the funds comprising Dreyfus Variable Investment Fund), as of December 31, 2003 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2003 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Special Value Portfolio at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 6, 2004

IMPORTANT TAX INFORMATION <small>(Unaudited)</small>

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2003 as qualifying for the corporate dividends received deduction.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

————————

David P. Feldman (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

————————

James F. Henry (73)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

————————

Rosalind Gersten Jacobs (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (77)
Board Member (1990)

Principal Occupation During Past 5 Years:

- President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:

- Pfizer, Inc., a pharmaceutical company, Director-Emeritus
- Atom Pharm, Director
- Lazard Freres Company, LLC, Senior Advisor

No. of Portfolios for which Board Member Serves: 22

Dr. Martin Peretz (64)
Board Member (1990)

Principal Occupation During Past 5 Years:

- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University
- Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:

- Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
- Digital Learning Group, LLC, an online publisher of college textbooks, Director
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

Bert W. Wasserman (71)
Board Member (1993)

Principal Occupation During Past 5 Years:

- Financial Consultant

Other Board Memberships and Affiliations:

- Lillian Vernon Corporation, Director

No. of Portfolios for which Board Member Serves: 22

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 95 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 58 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of Dreyfus, and an officer of 95 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 50 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 57 years old and has been an employee of Dreyfus since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 93 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 43 years old and has been an employee of Dreyfus since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 58 portfolios) managed by Dreyfus. He is 51 years old and has been an employee of Dreyfus since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 54 years old and has been an employee of Dreyfus since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 25 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 18 investment companies (comprised of 73 portfolios) managed by Dreyfus. He is 35 years old and has been an employee of Dreyfus since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 37 investment companies (comprised of 79 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 25 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 49 years old and has been an employee of Dreyfus since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

For More Information

**Dreyfus Variable
Investment Fund,
Special Value Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

Sub-Investment Adviser

Jennison Associates LLC
466 Lexington Avenue
New York, NY 10017

By telephone
Call
1-800-554-4611 or
516-338-3300

Custodian

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

The Bank of New York
100 Church Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

A description of the policies
and procedures that the fund
uses to determine how to
vote proxies relating to
portfolio securities is
available, without charge,
by calling the telephone
number listed above, or by
visiting the SEC's website at
http://www.sec.gov

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

118AR1203